October 2015

FOCUS VENTURES LTD.

Technical Report prepared in accordance with NI 43-101 and Form 43-101F1

Qualified Person: Jerry DeWolfe, Geological Consultant, P.Geo. (AB, BC, ON)

Effective Date of Technical Report: September 10, 2015

Submitted October 5, 2015

Submitted to:
Mr. David M. Cass, President
Focus Ventures Ltd
Suite 650-200 Burrard Street
Vancouver V6C 3L6
British Columbia, Canada

REPORT

Report Number: 1411495-TR

Golder Associates

UPDATED NI 43-101 RESOURCE TECHNICAL REPORT – BAYOVAR 12

Title Page

Title of Report:

Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru

Project Location:

Piura Region, Peru

Author:

Golder Associates Ltd.

Qualified Person:

Jerry DeWolfe, P. Geol. (APEGA, APEGBC, APGO).

Effective Date of the Report:

September 10, 2015

Submission Date of the Report:

October 5, 2015

October 2015 Report No. 1411495-TR	1

Date and Signature Page

This report titled “Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru”, dated effective September 10, 2015 and submitted October 5, 2015 was prepared and signed by:

Jerry DeWolfe (signed by) ________________________ Jerry DeWolfe, P.Geo. Senior Geological Consultant Golder Associates Ltd. Signed on October 5, 2015.

October 2015 Report No. 1411495-TR	2

Table of Contents

	TITLE PAGE

	DATE AND SIGNATURE PAGE

ITEM 1	SUMMARY	1

1.1	Introduction	1

1.2	Project Location and Access	1

1.3	Property Ownership	3

1.4	Geological Setting	3

1.5	Mineralization	5

1.6	Exploration Work	5

1.7	Drilling	5

1.8	Sampling and Analysis	6

1.9	Sample Chain of Custody	6

1.10	Geological Model and Resource Estimates	7

1.11	Reserve Estimates	12

1.12	Environmental Work	12

1.13	Processing and Development Work	12

1.14	Mining Operations and Production	13

1.15	Conclusions	13

1.16	Recommendations	14

ITEM 2	INTRODUCTION	17

2.1	Terms of Reference	17

2.2	Effective Date	17

2.3	Qualified Person and Current Personal Inspection	17

2.4	Sources of Information	18

2.5	Note on the Usage of the Term “Ore Zone” in Unit Names	18

2.6	Language, Currency and Measurement Standards	18

ITEM 3	RELIANCE ON OTHER EXPERTS	19

ITEM 4	PROPERTY DESCRIPTION AND LOCATION	20

October 2015 Report No. 1411495-TR	3

4.1	Location	20

4.2	Mineral Tenure	20

4.3	Surface Rights	24

4.4	Agreements and Encumbrances	24

4.5	Mining Royalties and Taxes	25

4.6	Environmental Liabilities	25

4.7	Permitting	25

4.8	Other significant factors and risks that may affect access, title, or the right or ability to perform work on the property	26

ITEM 5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	27

5.1	Physiography	27

5.2	Climate	31

5.3	Accessibility	33

5.4	Local Resources and Infrastructure	34

ITEM 6	HISTORY	36

6.1	Ownership History	36

6.2	Exploration History	36

6.3	Development History	38

6.4	Historical Mineral Resources and Mineral Reserve Estimates	38

6.5	Production History	38

ITEM 7	GEOLOGICAL SETTING AND MINERALIZATION	39

7.1	Regional Geology	39

7.1.1	Regional Stratigraphy	39

7.1.2	Zapallal Formation Detailed Stratigraphy	39

7.1.3	Regional Structure	43

7.2	Phosphorite and Diatomite Composition	43

7.2.1	Phosphorite	43

7.2.2	Diatomite	44

7.3	Property Geology and Mineralization	44

ITEM 8	DEPOSIT TYPES	50

8.1	Genetic Model	50

October 2015 Report No. 1411495-TR	4

ITEM 9	EXPLORATION	52

9.1	Summary of Non-Drilling Exploration Activity	52

9.2	Digital Surface (Topography) Model	52

ITEM 10	DRILLING	54

10.1	Drilling Summary	54

10.2	Drilling Results	58

10.3	Drilling Procedures and Methodology	60

10.3.1	Drilling Methodology	60

10.3.2	Drill Hole Location Methodology	61

10.3.3	Core handling and Visual Logging Methodology	61

10.4	Drilling Factors Impacting Accuracy and Reliability of Results	69

10.5	Interpretation of Drilling Results	69

ITEM 11	SAMPLE PREPARATION, ANALYSES AND SECURITY	70

11.1	Sample Summary	70

11.2	Sampling Methodology and Procedures	70

11.2.1	Sample Interval Identification	70

11.2.2	Sample Collection and Packaging	71

11.2.3	Insertion of Field Quality Assurance/Quality Control Standards	73

11.3	Sample Preparation and Analytical Methodology and Procedures	74

11.3.1	Primary and Secondary Analytical Laboratories	74

11.3.2	Sample Preparation	74

11.3.3	Sample Analyses	80

11.3.4	Analytical Results	80

11.4	Sample Security	86

11.5	Quality Assurance and Quality Control Methodology and Procedures	86

11.5.1	Focus Field Quality Assurance and Quality Control	86

11.5.2	Certimin Internal Laboratory Analytical Quality Assurance and Quality Control	90

11.5.3	Qualified Person Comment on Analytical Quality Assurance and Quality Control Program	90

11.6	Primary Laboratory Audit	90

11.7	Qualified Person Statement on Sampling, Analysis and Quality Control	91

October 2015 Report No. 1411495-TR	5

ITEM 12	DATA VERIFICATION	92

12.1	Data Verification Procedures	92

12.1.1	Focus Data Verification	92

12.2	Limitations on Data Verification	97

12.3	Qualified Person Statement on Data Verification	97

ITEM 13	MINERAL PROCESSING AND METALLURGICAL TESTING	98

ITEM 14	MINERAL RESOURCE ESTIMATES	99

14.1	Definition of Mineral Resources	99

14.2	Mineral Resource Estimation Methodology	99

14.2.1	General	99

14.2.2	Geological Database	99

14.2.3	Geological Interpretation	100

14.2.4	Topographic Modelling	100

14.2.5	Stratigraphic and Structural Model	102

14.2.6	Density/Specific Gravity	104

14.2.7	Grade Model	104

14.3	Mineral Resource Estimation and Classification	108

14.4	Statement of Mineral Resources	110

14.5	Reasonable Prospects for Extraction	115

ITEM 15	MINERAL RESERVE ESTIMATES	117

ITEM 16	MINING METHODS	118

ITEM 17	RECOVERY METHODS	119

ITEM 18	PROJECT INFRASTRUCTURE	120

ITEM 19	MARKET STUDIES AND CONTRACTS	121

ITEM 20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	122

ITEM 21	CAPITAL AND OPERATING COSTS	123

ITEM 22	ECONOMIC ANALYSIS	124

ITEM 23	ADJACENT PROPERTIES	125

ITEM 24	OTHER RELEVANT DATA AND INFORMATION	127

ITEM 25	INTERPRETATION AND CONCLUSIONS	128

October 2015 Report No. 1411495-TR	6

ITEM 26	RECOMMENDATIONS	130

ITEM 27	REFERENCES	132

CONSENT OF QUALIFIED PERSON

CERTIFICATE OF QUALIFIED PERSON

TABLES

Table 1.1	Summary of Measured Mineral Resources, Beds PH01 to PH16	8

Table 1.2	Summary of Indicated Mineral Resources, Beds PH01 to PH16	9

Table 1.3	Summary of Inferred Mineral Resources, Beds PH01 to PH16	10

Table 1.4	Summary of Mineral Resources, Beds PH01 to PH16	11

Table 1.5	Summary of Mineral Resources, Beds PH02 to PH06	11

Table 1.6	Estimated Budget for Recommended Additional Work	16

Table 4.1	Concession Boundary Coordinates	24

Table 7.1	Overburden Unit Thickness Summary Statistics	44

Table 7.2	Phosphorite Bed Thickness and P2O5 Grade Summary Statistics	49

Table 7.3	Diatomite Bed Thickness and P2O5 Grade Summary Statistics	49

Table 10.1	Phase 1 and Phase 2 Focus Drill Hole Summary	54

Table 10.2	Phosphorite Bed Thickness and P2O5 Grade Summary Statistics	58

Table 10.3	Diatomite Bed Thickness and P2O5 Grade Summary Statistics	59

Table 11.1	Summary of Phosphorite Bed Analytical Results	82

Table 11.2	Summary of Diatomite Bed Analytical Results	84

Table 11.3	Focus Quality Assurance and Quality Control Samples	87

Table 12.1	Summary of Drill Hole Collar Coordinate Comparison	95

Table 14.1	Summary of Drill Hole Collar Coordinate Comparison	95

Table 14.2	Waste Unit Default Relative Density Values	105

Table 14.3	Summary of Mineral Resources, Beds PH01 to PH16	110

Table 14.4	Summary of Measured Mineral Resources, Beds PH01 to PH16	112

Table 14.5	Summary of Indicated Mineral Resources, Beds PH01 to PH16	113

Table 14.6	Summary of Inferred Mineral Resources, Beds PH01 to PH16	114

Table 14.7	Summary of Mineral Resources, Beds PH02 to PH06	115

Table 14.8	Summary of Mineral Resources with 0.3 m Minimum Mining Thickness, Beds PH01 to PH16	116

Table 14.9	Summary of Mineral Resources with 0.4 m Minimum Mining Thickness, Beds PH01 to PH16	116

Table 26.1	Estimated Budget for Recommended Additional Work	131

October 2015 Report No. 1411495-TR	7

FIGURES

Figure 1.1	Project Location Map	2

Figure 1.2	Concession Map	4

Figure 4.1	Project Location Map	21

Figure 4.2	Regional Concession Map	22

Figure 4.3	Concession Map	23

Figure 5.1	Regional Physiography	30

Figure 5.2	Regional Access	35

Figure 7.1	Regional Geology Map	40

Figure 7.2	Zapallal Formation Stratigraphic Column	41

Figure 7.3	Local Geology Map	46

Figure 7.4	Representative East-West Cross Section	47

Figure 7.5	Representative North-South Cross Section	48

Figure 9.1	Digital Surface Model Extents	53

Figure 10.1	Drill Hole Location Map	57

Figure 11.1	Control Charts – P2O5 Certified Reference Material Standards	88

Figure 11.2	Control Charts – P2O5 Coarse and Pulp Duplicates	89

Figure 11.3	Control Charts – Coarse and Pulp Blank Standards	90

Figure 12.1	Drill Collar Verification Map	94

Figure 14.1	Example of Correlation Fence Section	101

Figure 14.2	Geological Model Stratigraphic Sequence	103

Figure 14.3	Representative Cross Section from the Geological Model	106

Figure 14.4	Representative Phosphorite Bed Thickness Isopleth Map	107

Figure 14.5	Representative Phosphorite Bed P2O5 Grade Isopleth Map	109

Figure 14.6	Representative Mineral Resource Classification Map	111

Figure 23.1	Adjacent Properties Map	126

PLATES

Plate 5.1	Typical landscape on the Bayovar 12 Concession	27

Plate 5.2	Tablazo ridge on the Bayovar 12 Concession, looking west	28

Plate 5.3	Barchan sand dunes on the Bayovar 12 Concession	29

Plate 5.4	Typical vegetation on the Bayovar 12 Concession	29

October 2015 Report No. 1411495-TR	8

Plate 5.5	Chiclayo-Bayovar Road on the Bayovar 12 Concession with the Tablazo in the background	33

Plate 5.6	JPQ marine port facility on Sechura Bay	34

Plate 7.1	Typical phosphorite bed showing layering of phosphorite (dark) and diatomite (light)	43

Plate 10.1	Drilling on the Bayovar 12 Concession	60

Plate 10.2	Cement monument marking 2014 Bayovar 12 Drill Hole	61

Plate 10.3	Phase 1 Focus core logging facility	63

Plate 10.4	Core storage racks at the Focus Phase 2 core logging facility	64

Plate 10.5	Example core box photograph	64

Plate 10.6	Cutting longitudinal line on core prior to splitting	65

Plate 10.7	Splitting core with cleaver	66

Plate 10.8	Geologist logging core	67

Plate 10.9	Geologist entering logging data and observations	67

Plate 10.10	Geologist estimating pellet content in phosphorite and diatomite bed	68

Plate 11.1	Geologist sampling core	71

Plate 11.2	Bagged samples	72

Plate 11.3	Wrapping phosphorite sample in brown paper to prevent sticking in sample bag	72

Plate 11.4	Samples packaged for shipping	73

Plate 11.5	Certimin sample reception and check-in area	75

Plate 11.6	Sample weighing station	76

Plate 11.7	Sample drying oven	76

Plate 11.8	Primary Crusher	77

Plate 11.9	Disc grinder	78

Plate 11.10	Boxed samples ready for analysis	78

Plate 11.11	Sample storage area	79

Plate 11.12	Gravimetric analysis for P2O5	81

Plate 11.13	ICP-OES analysis for major oxides	81

Plate 12.1	Example drill hole monument for JPQ-14-05	93

Plate 12.2	Example drill hole monument for JPQ-14-19	93

Plate 12.3	Example drill hole monument for JPQ-14-19	95

Plate 12.4	Core logging being performed during the Qualified Person site visit	96

October 2015 Report No. 1411495-TR	9

GLOSSARY

Abbreviation	Description
%	Percent
°	Degrees (Azimuth or Dip)
°C	Degrees Celsius
3D	Three Dimensional
Agrifos	Agrifos Peru SAC
Al2O3	Aluminum Oxide
m amsl	Metres Above Mean Sea Level
APEGA	Association of Professional Engineers and Geoscientists of Alberta
APEGBC	Association of Professional Engineers and Geoscientists of British Columbia
APGO	Association of Professional Geoscientists of Ontario
ASTER	Advanced Spaceborne Thermal Emission and Reflection Radiometer
CaO	Calcium Oxide
Ca5(PO4)3F	Fluorapatite
Ca5(PO4)2.5(CO3)0.5F)	Francolite
cm	Centimetre
CIM	Canadian Institute of Mining Metallurgy and Petroleum
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards
CRM’s	Certified Reference Material Standards
DEM	Digital Elevation Models
DSM	Digital Surface Model
DWT	Deadweight Tonnage
et al.	and Others
Fe2O3	Ferric Oxide
FOSPAC	Fosfatos del Pacifico
g/cm3	Grams per Cubic Centimeter
GPS	Global Positioning System
Ha	Hectares
HQ	63.5 mm core diameter
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis
INGEMMET	Instituto Geologico, Minero y Metalurgico
JPQ	Juan Paulo Quay SAC
km	kilometre
km2	Square Kilometre
m	Metre
Ma	Million years Ago
MgO	Magnesium Oxide
m amsl	Meters Above Mean Sea Level
m2	Square Metre
mm	Millimetre

October 2015 Report No. 1411495-TR	10

m/s	Meters per Second
Mt	Million Tonnes
NI 43-101	National Instrument 43-101
NI 43-101CP	National Instrument 43-101 Companion Policy
NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
P. Geo.	Professional Geologist
P2O5	Phosphorus Pentoxide
PH01	Phosphorite Bed 1
PH02	Phosphorite Bed 2
PH03	Phosphorite Bed 3
PH04	Phosphorite Bed 4
PH05	Phosphorite Bed 5
PH06	Phosphorite Bed 6
PH07	Phosphorite Bed 7
PH08	Phosphorite Bed 8
PH09	Phosphorite Bed 9
PH10	Phosphorite Bed 10
PH11	Phosphorite Bed 11
PH12	Phosphorite Bed 12
PH13	Phosphorite Bed 13
PH14	Phosphorite Bed 14
PH15	Phosphorite Bed 15
PVC	Poly Vinyl Chloride
QA/QC	Quality Assurance/Quality Control
QP	Qualified Person
RQD	Rock Quality Designation
SiO2	Silicon Dioxide (silica)
SGS	Societe Generale de Surveillance
SRTM	Shuttle Radar Topography Mission
SUNARP	Superintendencia Nacional de Registros Publicos
t	Tonnes
.tif	Raster file format
US$	USA Dollar
UTM	Universal Transverse Mercator
wt.%	Weight Percent
WGS84	World Geodetic System 1984

October 2015 Report No. 1411495-TR	11

UPDATED NI 43-101 RESOURCE TECHNICAL REPORT – BAYOVAR 12

ITEM 1

SUMMARY

1.1

Introduction

Golder Associates Ltd. (Golder) was retained by Focus Ventures Ltd. (Focus) as an independent qualified entity to review and report on estimates of Mineral Resources and to prepare an NI 43-101 technical report for the Bayovar 12 Phosphate Project located in the Piura Region of Peru (Figure 1.1, Project Location Map). This technical report represents an update to the technical report on the same project prepared by Golder on behalf of Focus in 2014 (submission date of October 23, 2014); this updated report incorporates the results of the 2015 Phase 2 exploration drilling and analytical programs and an updated mineral resource estimate.

At the time of preparation of this report Focus was in the process of commencing work on a Pre-Feasibility study (PFS) for the Bayovar 12 Phosphate Project.  The Focus PFS will include modifying factors studies for project areas including mine design and mine planning, geotechnical (pit stability and mine waste), hydrology, hydrogeology, processing and metallurgy, infrastructure, environmental and socioeconomic studies.  The PFS is scheduled to be completed in Q4 of 2015.

The Bayovar 12 Concession shows potential to host a large sedimentary phosphate deposit.  The Bayovar district is situated in the Sechura Desert, a north-trending basin approximately 22,000 square kilometres (km2) in area comprising Miocene-aged sedimentary rocks. Phosphate was discovered in the 1950s during drilling for petroleum.  It occurs as beds of pelletal phosphate within the Zapallal Formation, a thick sequence of diatomite, phosphorite and sandstone.  The phosphorite beds are remarkably regular in P2O5 content over long distances, a typical characteristic of marine phosphate deposits.

Vale is believed to be mining the same beds at their Bayovar Mine 15 kilometres (km) to the west of the Bayovar 12 Concession.

1.2

Project Location and Access

The Bayovar 12 Concession is located in the Sechura Province, Piura Region of northwestern Peru (Figure 1.1, Project Location Map).  The property is located approximately 950 km north of the Peruvian capital, Lima, 65 km south of the town of Sechura and 90 km southwest of Piura. The concession is approximately 40 km east of the fishing village of Puerto Rico, situated on the southern margin of Sechura Bay on the Pacific coast of Peru.

The Bayovar 12 project area is accessible year round via a series of multi-lane sealed roads and highways.  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property.  A network of un-maintained drill roads and access roads for minor surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.

Travel time from Piura to the Bayovar 12 Concession is approximately 1.5 hours by car via the Pan-American Highway.  Piura is serviced by a modern domestic airport with commercial daily service to Lima and other airports in the region.  Air travel flying time from Piura to Lima is approximately 1.5 hours.

The concession is also located 40 km inland by paved road from marine port facilities located on Sechura Bay.

October 2015 Report No. 1411495-TR	12

LEGEND
Bayovar 12 Concession
Pan-American Highway
Primary Road
Secondary Road
Bayovar Port
N
BAYOVAR 12
Piura
Lima
Peru
Sullana
La Huaca
Tambo Grande
Bahía de Paita
Paita
Chulucanas
Morropón
Piura
Castilla
Buenos Aires
Huancabamba
Catacaos
PIURA
Pan-American Highway
Sechura
Bahía de Sechura
1B
Peru Trench
1NK
Bayovar
4N
3N
Olmos
LAMBAYEQUE
Motupe
Salas
1N
Jayanca
Túcume
Mórrope
Mochumí
Ferreñafe
Chongoyape
Lambayeque
Picsi
6A
Chiclayo
Pacific Ocean
Pimentel
Monsefú
Eten
Saña
375008
425008
475008
525008
575008
625008
675008
9462593
9412593
9362593
9312593
9262593
9212593
REFERENCE
DATUM: WGS84 PROJECTION: UTM ZONE 17S
25 0 25 50
Kilometers
SCALE 1:1,000,000 METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
PROJECT LOCATION MAP
Golder Associates
PROJECT 1411495 FILE No.
DESIGN JS 28 Sep. 2015 SCALE AS SHOWN REV. 0
GIS JS 28 Sep. 2015
CHECK JdW 30 Sep. 2015
REVIEW JdW 30 Sep. 2015
FIGURE: 1.1
G:\1411495 Focus PEA\GIS\MapFiles\Fig1.1_4.1_Focus_ProjectLocMap_ANSI_B_11x17_Landscape_(SL).mxd

1.3

Property Ownership

On January 14, 2014, Focus’ Peruvian subsidiary, Agrifos Peru SAC (Agrifos), signed a formal option agreement for the acquisition of shares in Juan Paulo Quay SAC (JPQ), the titleholder of the Bayovar 12 non-metallic mining concession (Figure 1.2, Concession Map). JPQ is a marine transport and service provider owned by subsidiaries of Grupo Romero (Peru) and Mamut Andino C.A. (Ecuador) (collectively the Vendors).

On March 26, 2015, Agrifos acquired an outright 70% interest in the issued share capital of JPQ, by paying $4 million cash to JPQ, thereby cancelling its previously granted option agreement.

The Agrifos committed to spending a minimum of US$14 million in development of the Project, without dilution to JPQ’s remaining 30% interest. Agrifos has agreed to complete a PFS by December 31, 2015 or else a US$500,000 penalty payment will be due to JPQ, plus additional $500,000 penalty payments for each additional year that the study is not completed, to a maximum of US$2,000,000 in penalty payments.

Port and loading services for the future export of phosphate rock will be provided by JPQ at commercial rates at the Puerto Bayovar Maritime Terminal located 40 km west of the Bayovar 12 Project. Focus will retain a right of first refusal for the purchase of the Vendors' 30% interest in JPQ. In order to fund the purchase and for further advancement of the Bayovar 12 Project, the Company executed a secured loan facility with Sprott Resource Lending Partnership.

1.4

Geological Setting

The Bayovar-Sechura phosphate deposit is a sedimentary phosphate deposit.  Sedimentary phosphate deposits are stratiform bodies that commonly comprise alternating mineralized and barren zones; the individual zones can range from sub-metre thickness up to tens of metres thick, with the overall thickness of mineralized and barren sequence commonly forming in excess of several hundred metres.  The deposits typically cover significant areal extents, often extending for tens or hundreds of kilometres in their maximum lateral dimensions.

Sedimentary phosphate deposits form in marine sedimentary basins where upwelling, nutrient-rich, cold waters interact with the warm surface seawater layer, creating favourable conditions for intense algal blooms. Algal blooms develop as algae multiply at rapid rates in nutrient rich, shallow marine environments (allowing for significant sunlight input to aid in the photosynthetic process).  During algal blooms the algae biomass increases significantly as algae multiply.  The combination of high biomass and rapid multiplication of the algae often leads to toxic and/or anoxic conditions that prove fatal to both algae and other marine organisms.

Conditions favourable for the depositional and biochemical process are found in areas of warm paleo-climate, typically occurring between the 40th parallels at the time of deposition.  The water depth at time of deposition and biogenic activity can range from 40 metres (m) to in excess of 300 m.

The Bayovar-Sechura Phosphate Deposit occurs in the Sechura Basin, a shallow north trending basin that formed as a result of subsidence along the paleo-continental shelf.  The Sechura Basin is bordered by the Illescas Mountains to the west and the foothills of the Andes Mountains to the east.  The basin is filled by a thick sequence of interlayered marine sediments including phosphorite, diatomite, sandstone, shale and volcanic tuff,

October 2015 Report No. 1411495-TR	14

LEGEND
Bayovar 12 Concession
Juan Paulo Quay S.A.C
2015 Drill Hole
2014 Drill Hole
Pan-American Highway
Primary Road
Powerline
Pipeline Right of Way
N
531922
536922
541922
546922
551922
9344225
9339225
9334225
9329225
BAYOVAR
Nº 12
Chiclayo-Bayovar Road
Pan-American Highway
1N
3N
REFERENCE
DATUM: WGS84 PROJECTION: UTM ZONE 17S
2,000
0
2,000
4,000
Meters
SCALE 1:75,000
METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
CONCESSION MAP
Golder Associates
PROJECT 1411495
FILE No.
DESIGN JS 28 Sep. 2015
SCALE AS SHOWN
REV. 0
GIS JS 28 Sep. 2015
CHECK JdW 30 Sep. 2015
REVIEW JdW 30 Sep. 2015
FIGURE: 1.2
G:\1411495 Focus PEA\GIS\MapFiles\Fig1.2_4.3_Focus_ConcessionMap_ANSI_B_11x17_Landscape_(SL).mxd

ranging in age from Eocene (56.0 to 33.90 million years ago (Ma)) at the base to Pliocence (5.33 to 2.58 Ma) in the upper basin.

The phosphate bearing units occur in the upper 135 to 215 m of the Miocene (23.22 to 5.33 Ma) strata in the basin, within the Zapallal Formation.  The Zapallal Formation comprises a cyclical series of interlayered marine basin fill diatomites and phosphorites with lesser sandstone and tuff

The Zapallal Formation stratigraphy dips gently to the east within the Bayovar 12 Concession.  No faulting or folding was identified within the concession.

1.5

Mineralization

Focus has intercepted 16 distinct and correlatable phosphorite beds (identified as PH01 through PH16) across the concession.  Focus and Golder have interpreted the upper 13 phosphorite beds (PH01 to PH13) as Diana ore zone Beds with the lower three beds (PH14 through PH16) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit.

The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession; however, there is a pronounced zonation of P2O5 grades in both the phosphorite and diatomite beds that effectively divides the Diana ore zone into an Upper Diana ore zone and Lower Diana ore zone.

The Upper Diana ore zone phosphorite beds (PH01 through PH05) exhibit high mean grades and are separated by low grade diatomite beds with mean grades all below 2 wt.% P2O5.

Below PH05 there is a marked change in the nature of the diatomite beds with mean grades all in excess of 2 wt.% P2O5.  The sole exception is diatomite bed IB11, located between PH10 and PH11, which consistently exhibits mean P2O5 grades below 2 wt.% across the concession.  Because of the signature low grade profile, the IB11 diatomite was used by both Focus and Golder as a marker bed during the correlation process.

The Zapallal Formation units are interpreted to continue in all directions beyond the limits of the current drilling coverage.  Due to concession boundary limits planned future exploration drilling will concentrate on expanding the resource to the east of the Tablazo ridge, where the phosphorite beds are closer to surface due to lower surface elevations.

1.6

Exploration Work

JPQ performed limited reconnaissance exploration work on the Bayovar 12 Concession in 2012; however, details on the data and methodology were limited and as a result were not used by Focus or Golder.

The only significant exploration programs on the Bayovar 12 Concession were the Phase 1 (2014) and Phase 2 (2015) exploration programs implemented by Focus; detailed discussions of the Phase 1 and Phase 2 Focus exploration programs are presented in Item 10 of this Technical Report.

There have been no surface geochemical sampling programs conducted on the Bayovar 12 Concession and there have been no surface or airborne geophysical surveys conducted on the Bayovar 12 Concession.

1.7

Drilling

Detailed exploration drilling activity on the Bayovar 12 Concession to date has been limited to the Phase 1 and Phase 2 Focus exploration programs.

October 2015 Report No. 1411495-TR	16

All drill holes in the 2014 Focus Exploration program were drilled by RAM Peru S.A.C using two skid-mounted Boart Longyear (one LY-44 and one LM-150) wireline drill rigs with a maximum depth capacity of approximately 530 m for HQ (63.5 mm core diameter) core drilling.  All drill holes were drilled vertical, recovering HQ core.

The Phase 1 exploration program resulted in the completion of 20 HQ (63.5 mm core diameter) vertical core holes totaling 2,027 m while an additional 42 HQ vertical core holes totalling 3,944 m were drilled were during the Phase 2 exploration program for a project total of 62 drill holes and 5,971 m.  Drill hole total depths ranged from 81 to 131 m (mean of 96 m).  All of the drill holes were completed to their planned total depths; no drill holes were lost or abandoned due to technical or ground issues.

The drilling was conducted on a nominal 800 by 800 m spaced grid covering approximately 27.36 km2 (2,736 Ha) of the total 125.75 km2 (12,575 Ha) of the Bayovar 12 Concession.  The Phase 1 drilling program concentrated on the western portion of the Bayovar 12 Concession while the Phase 2 drilling program expanded the drilling coverage to the east as well as performing some infill drilling in the area drilled during the Phase 1 program.

As of the effective date of this technical report, a significant portion of the concession remained undrilled.

1.8

Sampling and Analysis

During the Phase 1 and Phase 2 Focus exploration programs a total of 6,980 half core (hand split) samples were collected through the entire diatomite (4,494 samples) and phosphorite (2,845 samples) sequence in all 62 drill holes. Sample interval lengths ranged from 0.08 to 0.97 m (mean of 0.25 m) in the phosphorite and 0.01 to 1.27 m (mean of 0.58 m) in the diatomite.

All samples from the Focus Phase 1 and Phase 2 exploration programs were submitted to Certimin laboratory in Lima, Peru for primary analyses.  Pulp duplicates were submitted to the SGS Laboratory in Lima for secondary check assay analyses.  The standard analytical package performed on all diatomite and phosphorite samples was as follows: P2O5 (gravimetric analysis); major oxides (ICP-OES analysis); and, SiO2 (gravimetric analysis).  During the Phase 1 analytical program the standard analytical package was performed on all samples (both phosphorite and diatomite) while during the Phase 2 program P2O5 (gravimetric analysis) was first performed on all samples followed by major oxides (ICP-OES analysis) and SiO2 (gravimetric analysis).

The sampling and analytical component of the Phase 1 and Phase 2 exploration programs included a robust Quality Assurance/Quality Control (QA/QC) protocol which involved the insertion, by Focus personnel, of blind certified standards, blanks and core duplicates into the sample stream at regular intervals in order to independently assess analytical precision and accuracy of each batch of samples as they are received from the laboratory.  The laboratories also included their own internal QA/QC protocol that included standards, blanks and replicate analyses.  It is Golder’s opinion that the Focus QA/QC protocol and the laboratory internal QA/QC protocol were appropriate, followed and well documented during the exploration program.

1.9

Sample Chain of Custody

All drill core from the Phase 1 and Phase 2 drilling programs was transported back to the secure core logging and storage facility on a daily basis; core was never left unattended at the drill site.  The core logging and storage facility for the Phase 1 drill program was located inside a locked compound with an armed security guard at the JPQ port facility. For the Phase 2 program a secured facility in the City of Piura was used.

October 2015 Report No. 1411495-TR	17

The drill core was stored in covered core boxes and racked on metal core racks while awaiting logging.  The core racks are located outside but have a sheet metal roof covering them to protect them from direct sunlight and the elements.

All core logging and core sampling was performed by Focus geologists and core technicians at the Focus core logging facility.  Samples were placed in plastic sample bags and sealed with a cable tie before being placed in a plastic sample barrel.  When the core was moist the phosphorite samples were wrapped in brown paper before being placed in the sample bags to prevent the phosphorite sample from sticking to the sample bag.

Sample batches were transported directly from the logging facility to the laboratory by Focus personnel.  Sample chain of custody was maintained and documented appropriately throughout the entire process.

1.10

Geological Model and Resource Estimates

The Bayovar 12 geological model and resultant Mineral Resource estimate was developed by Golder using data and observations from Focus Phase 1 and Phase 2 exploration programs. Source data for the geological model included 62 drill holes totaling 5,971 m and 6,980 analytical samples.  The topography data used for the models was a 3 m cell digital surface model.

The geological model was constructed using the Ventyx MineScape geological modelling and mine planning software.  The geological model incorporated a differentiated overburden model and a model of the structural and grade data for the Diana ore zone, including 16 correlatable phosphorite beds and their corresponding diatomite interburden beds.  The MineScape model was developed as a stratigraphic grid model using a 20 by 20 m grid cell size and a Finite Element Method interpolator for phosphorite and diatomite bed thickness and grade components of the model.  Quality parameters modelled include P2O5 (gravimetric analysis), major oxides (ICP-OES analysis) and SiO2 (gravimetric analysis).

To facilitate the conversion of modelled volumes to tonnes Golder calculated dry basis and wet basis relative density values for all modelled phosphorite beds and waste units using relative density and moisture analyses data collected during the Phase 2 exploration drilling program.  The replaces the global default relative density values used during the previous Mineral Resource estimate report.

As per NI 43-101 guidelines, Golder has reported only in situ phosphate mineral resources as a mine plan, processing/metallurgy study, environmental study, economic analysis, marketing analysis, and other modifying factor studies have not been completed to a minimum of a PFS level as of the effective date of the resource estimate.  No minimum thickness, grade cut-off, dilution, recovery or other mining factors have been applied to the in situ resource estimate and no mineral reserves are being reported at this time.

Estimated phosphate Mineral Resources on an individual phosphorite bed basis are presented in Table 1.1, Summary of Measured Mineral Resources, Beds PH01 to PH16, Table 1.2, Summary of Indicated Mineral Resources, Beds PH01 to PH16 and Table 1.3, Summary of Inferred Mineral Resources, Beds PH01 to PH16.

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Table 1.1  Summary of Measured Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.53	964	1.5	1.1	14.5
PH02	0.92	1,666	2.9	2.3	12.0
PH03	0.53	973	1.5	1.1	19.8
PH04	0.38	692	1.1	0.8	16.3
PH05	0.53	957	1.5	1.1	9.4
PH06	0.64	1,169	1.9	1.5	14.0
PH07	0.68	1,241	1.9	1.4	10.5
PH08	0.43	782	1.0	0.7	12.7
PH09	0.49	889	1.3	1.0	13.4
PH10	0.41	742	1.0	0.8	10.6
PH11	0.37	679	1.1	0.8	15.4
PH12	0.49	888	1.4	1.1	15.6
PH13	1.03	1,882	3.1	2.4	13.8
PH14	0.27	489	0.8	0.6	10.4
PH15	0.32	377	0.6	0.4	9.2
PH16	0.28	517	0.8	0.6	8.1
All 16 Beds	0.62	14,906	23.4	17.7	13.2

Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

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Table 1.2  Summary of Indicated Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.50	10,754	16.6	12.5	14.1
PH02	0.88	18,910	32.7	25.7	11.8
PH03	0.48	10,197	15.7	11.8	20.5
PH04	0.30	6,154	9.5	7.1	16.3
PH05	0.42	8,886	13.7	10.3	9.9
PH06	0.57	12,121	20.1	15.4	15.2
PH07	0.60	12,685	19.0	14.1	10.7
PH08	0.49	10,719	14.0	10.0	11.5
PH09	0.50	10,901	16.5	12.4	13.0
PH10	0.48	10,393	14.6	10.6	11.2
PH11	0.41	8,821	14.0	10.6	14.9
PH12	0.51	11,089	18.1	13.8	15.1
PH13	1.07	23,123	38.2	29.4	14.2
PH14	0.27	5,435	8.4	6.3	9.6
PH15	0.40	8,772	13.5	10.2	9.2
PH16	0.38	8,193	12.6	9.5	8.0
All 16 Beds	0.60	177,153	277.1	209.5	13.0

Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

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Table 1.3  Summary of Inferred Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.50	5,593	8.6	6.5	14.2
PH02	0.87	9,164	15.9	12.5	11.8
PH03	0.47	5,030	7.7	5.8	20.5
PH04	0.31	3,460	5.3	4.0	16.5
PH05	0.41	4,292	6.6	5.0	9.9
PH06	0.56	5,796	9.6	7.4	15.3
PH07	0.57	5,552	8.3	6.2	10.8
PH08	0.45	3,790	5.0	3.5	11.6
PH09	0.50	5,399	8.2	6.1	13.0
PH10	0.46	4,571	6.4	4.7	11.4
PH11	0.40	4,183	6.7	5.0	14.9
PH12	0.50	5,270	8.6	6.5	15.1
PH13	1.07	11,820	19.5	15.0	14.2
PH14	0.28	3,502	5.4	4.1	9.5
PH15	0.42	5,297	8.2	6.1	9.3
PH16	0.36	3,297	5.1	3.8	8.1
All 16 Beds	0.60	86,016	135.0	102.2	13.1

Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

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Table 1.4  Summary of Mineral Resources, Beds PH01 to PH16

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured (5%)	23.4	17.7	13.16
Indicated (64%)	277.1	209.5	13.04

Inferred (31%)	135.0	102.2	13.11
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

As a result of the area of influence classification parameters applied and the 800 m nominal spacing of drill holes across most of the drill coverage, the bulk of the classified mineral Resources fall within the Indicated and Inferred mineral resource categories.  A small area of Measured Mineral Resources was classified in the area of the 400 m spaced infill drilling.  Additional infill drilling to 400 m spacing between drill holes will be required for the estimation of additional Measured Mineral Resources under the current Mineral Resource classification parameters.

The mean grades of individual phosphorite beds vary from 20.46 wt.% P2O5 (PH03) to 8.02 wt.% P2O5 (PH16). Significantly, the phosphorite beds closest to surface (PH02 through PH04) comprise some of the best widths and highest grades, for example phosphorite bed PH03 (20.46 wt.% P2O5) and PH04 (16.31 wt.% P2O5). A summary of the classified Mineral Resources for phosphorite beds PH02 through PH06 is presented in Table 1.5, Summary of Mineral Resources, Beds PH02 to PH06.

Table 1.5  Summary of Mineral Resources, Beds PH02 to PH06

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	8.9	6.8	13.8
Indicated	91.7	70.3	14.2

Inferred	45.2	34.6	14.3
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

The slight decrease in the mean resource grade compared to some of the drill sections is due to the use of slightly wider bed thicknesses for some of the narrower beds in the resource calculation.

The final mining grade will ultimately be a function of several aspects including pit location, mining plan, metallurgical process route and plant design.

October 2015 Report No. 1411495-TR	22

The geological model, resource estimation and classification of phosphate resources will be re-evaluated once the results of the next phase of resource delineation and in-fill drilling have been completed.

1.11

Reserve Estimates

As of the effective date of this technical report there are no current or historical ore reserve estimates for the Bayovar 12 Concession.

1.12

Environmental Work

Detailed environmental, permitting, social and community impact studies have commenced as part of the current PFS but have not been completed to date for the Bayovar 12 project.  Focus has worked with the local communities to keep them informed of proposed activities on the concession and as of the effective date of this technical report the local communities had signed off on all exploration drilling permit applications for the Bayovar 12 Concession.

No environmental work has been undertaken on the Bayovar 12 Concession by previous owners or operators.

1.13

Processing and Development Work

As part of the PFS that was in progress as of the submission date of this report, bench scale metallurgical testwork by Jacobs Engineering (Florida) was completed in April 2015.  The objective of the study was to determine the best method of processing and the quality of the resultant phosphate rock concentrate using material from 13 individual phosphate beds.  Work included physical testing, mineralogical analysis, drum scrubbing, desliming, attrition scrubbing, flotation, determination of product grade and overall recovery for each bed. Highlights of the results were:

▪

A single, robust flowsheet was developed that facilitates beneficiation of all thirteen beds using the same equipment. This simplifies the design, operation, and provides flexibility in any future mining operation.

▪

All phosphate beds can be simply processed via washing and flotation; no milling or grinding is required.

▪

All beds respond in a similar manner, resulting in a single, versatile flowsheet that will simplify both mining and beneficiation.

▪

The weighted average product grade for all layers was 29.1% P2O5 which was produced from ore with an average head grade of 12.68% P2O5.

▪

The Minor Element Ratio (MER) of the beneficiated product was 0.068, which indicates that the rock can be readily acidulated and converted to high analysis fertilizers such as DAP and MAP.

▪

The average CaO/ P2O5 ratio was 1.54, which indicates that sulfuric acid consumption in phosphoric acid production will be reasonable.

Recoveries were excellent, averaging 81% P2O5 for all beds, ranging from 64% in PH08 to 93% in PH03.

The beneficiation flowsheet developed from testing the 13 phosphorite layers indicated that three products will be generated from the Bayovar 12 deposit, two washed products(+28 mesh and 28/100 mesh) and a flotation product (100/270 mesh). The three products will be combined into the final phosphate concentrate and depending on the bed grades from 27% to nearly 30% P2O5.

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1.14

Mining Operations and Production

As of the effective date of this technical report there has been no commercial phosphate mining production from the Bayovar 12 Concession property.

Mining activity on the Bayovar 12 Concession property is limited to small scale surface mining of quaternary age gypsum that occurs at surface on the low ground in the central portion of the concession.  The gypsum mining operation is carried out by JPQ, using a dozer to push the gypsum into piles that are then loaded on to a small road haul truck using an excavator.  The gypsum is then transported by truck to the JPQ port facility on Sechura bay where it is stockpiled prior to loading onto ships.

1.15

Conclusions

The following key conclusions can be made from this technical report:

▪

Golder reviewed the procedures and methodology used for the collection of data and observations and found them to be properly documented and applied and it is Golder’s opinion that the procedures and methodology meet industry standards;

▪

Golder reviewed all geological and analytical base data and observations and independently verified interpretive geology, including unit roof and floor picks and correlations, and is confident the geological database is free of errors or omissions and is appropriate for use in geological modelling and Mineral Resource estimation;

▪

The data and observations from the Focus Phase 1 and Phase 2 exploration programs were the sole source of exploration data included in the modelling database used for developing the geological model and resultant phosphate mineral resource estimate;

▪

The validated modelling database contained 62 drill holes totaling 5,971 m of HQ core and 6,980 analytical samples (4,494  diatomite bed samples and 2,845  phosphorite bed samples) covering the entire diatomite and phosphorite bed sequence in all 62 drill holes;

▪

The relative density data from the 2014 Focus exploration drilling program was deemed not reliable for use in geological modelling and Mineral Resource estimation due to issues with sample processing and handling that resulted in moisture loss.  To facilitate the conversion of modelled volumes to tonnes Golder applied a global default relative density of 1.25 g/cm3 (dry basis) for all modelled phosphorite and diatomite beds;

▪

Drilling was completed on nominal 800 m centres, with localized 400 m centres.  The drilling covered approximately 27.36 km2 (2,736 Ha) of the total 125.75 km2 (12,575 Ha) of the Bayovar 12 Concession.  The Phase 1 drilling program concentrated on the western portion of the Bayovar 12 Concession while the Phase 2 drilling program expanded the drill coverage eastward as well as infilling some areas of the Phase 1 drilling.  As of the effective date of this technical report, a significant portion of the concession remained undrilled;

▪

All drill holes were collared as vertical and given the subhorizontal orientation of the stratigraphy, all drill hole unit thicknesses are representative of true thickness;

October 2015 Report No. 1411495-TR	24

▪

The final geological model includes 16 phosphorite beds and 16 diatomite beds as well as 6 overburden units and 1 underburden unit.;

▪

The modeled phosphorite beds are continuing in all directions outside of the extents of the Phase 1 and Phase 2 exploration program drilling area;

▪

Golder has applied the following area of influence resource classification parameters:

▪

Measured Mineral Resources – 400 m spacing between points of observation;

▪

Indicated Mineral Resources – 800 m spacing between points of observation;

▪

Inferred Mineral Resources – 1,600 m spacing between points of observation.

▪

As a result of the area of influence classification parameters applied and the 800 m nominal spacing of drill holes across most of the drill coverage, the bulk of the classified mineral Resources fall within the Indicated and Inferred mineral resource categories.  A small area of Measured Mineral Resources was classified in the area of the 400 m spaced infill drilling.  Additional infill drilling to 400 m spacing between drill holes will be required for the estimation of additional Measured Mineral Resources under the current Mineral Resource classification parameters;

▪

Golder has estimated an in situ (no grade cut-off or other mining parameters applied) phosphate Measured Mineral Resource of 17.7 Mt (dry density) at 13.16 wt.% P2O5, an Indicated Mineral Resource of 277.1 Mt (dry density) at 13.04 wt.% P2O5 and an inferred Mineral Resource of 135.0 Mt (dry density) at 13.11 wt.% P2O5.  This reflects an increase in both tonnes and grade compared to the previously reported Mineral Resource estimate for the project.

▪

Resource estimates were reported as in situ tonnage and were not adjusted for mining losses or mining recovery; and,

▪

This technical report does not include an estimate of Mineral Reserves.

1.16

Recommendations

The Phase 2 Focus exploration program was successful in achieving the goals of expanding the drilling coverage and increasing the estimated Mineral Resource tonnes and grade.  In order to advance the project and expand the potential Mineral Resources for the project Golder recommends the following:

▪

Proceed with additional exploration drilling on 800 m centres to extend coverage to the east as well as to the lease boundary limits in the western portion;

▪

Perform a targeted geostatistical drilling and analytical program designed to evaluate short range variability in grade and thickness and to improve the database for statistical and geostatistical analyses.  Golder recommends that one 800 by 800 m block be drilled off in a cross pattern of 50 to 100 m spaced holes. Golder recommends that the geostatistics be evaluated further once additional drilling and analytical data are available to determine if the results support a less conservative area of influence based classification for the Bayovar 12 Concession Mineral Resources.

October 2015 Report No. 1411495-TR	25

▪

Infill drilling within the Phase 1 and Phase 2 exploration drilling areas once the geostatistical drilling and modelling is completed and measured classification distances are confirmed for the purpose of upgrading the mineral resources from indicated and inferred categories into the measured category;

▪

Perform trial down-hole geophysical surveys for evaluation of potential quantitative identification of phosphorite beds for sampling;

▪

Continue to collect additional relative density and moisture analytical data for all phosphorite and diatomite beds to improve the calculated relative density values used in converting estimated volumes to tonnes;

▪

Update the geological model and Mineral Resource Estimates based on data and observations from any additional drilling and analytical work;

▪

Complete the ongoing PFS level modifying factors studies including but not limited to:

▪

mine design and scheduling;

▪

geotechnical (pit stability, waste dump and tailings);

▪

hydrogeology;

▪

hydrology;

▪

environmental;

▪

beneficiation and recovery;

▪

infrastructure and utilities;

▪

market analysis; and,

▪

economic analysis.

▪

Estimate Phosphate Ore Reserves as part of the ongoing PFS;

▪

Update NI 43-101 Technical Report with the results of any additional exploration program results, modifying

The estimated budget to carry out the recommended additional work is summarized in Table 1.6.

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Table 1.6  Estimated Budget for Recommended Additional Work

Recommended Additional Work Tasks	Cost Estimate (US$)
Targeted geostatistical drilling & analyses (1,800 m)	US$ 330,000
Additional resource definition drilling (Indicated & Measured categories) & analyses (up to 4,000 m)	US$ 600,000
Pre-Feasibility Study (including PEA level work already completed, modifying factors studies and estimation of Mineral Reserves)	US$ 1,800,000
Total	US$ 2,730,000

October 2015 Report No. 1411495-TR	27

ITEM 2

INTRODUCTION

2.1

Terms of Reference

Golder was retained by Focus as an independent qualified entity to review and report on estimates of Mineral Resources and to prepare an NI 43-101 technical report for the Bayovar 12 Phosphate Project located in the Piura Region of Peru.  This technical report represents an update to the technical report on the same project prepared by Golder on behalf of Focus in 2014 (submission date of October 23, 2014); this updated report incorporates the results of the 2015 exploration drilling and analytical programs and updated mineral resource estimate.

This technical report was prepared by Golder in accordance with the following documents published by the Canadian securities regulatory authorities:

▪

NI 43-101 – Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

▪

NI 43-101 Companion Policy (NI 43-101CP), Standards of Disclosure for Mineral Projects (effective date June 30, 2011) and,

▪

Form NI 43-101F1 – Technical Report (effective date June 30, 2011).

▪

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) - Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines for Industrial Minerals (May 2003).

▪

CIM Definitions Standards (November 2010).

2.2

Effective Date

The effective date of this technical report, titled Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru, is September 10, 2015.  The signature and submission date of the technical report is October 5, 2015.

There were no material changes to the scientific and technical information on the Bayovar 12 Phosphate Project between the effective date and the signature date of the technical report.

2.3

Qualified Person and Current Personal Inspection

The Independent Qualified Person responsible for the preparation of the report is Mr. Jerry DeWolfe, P. Geo., Senior Geological Consultant at Golder.

The Qualified Person personal inspection site visit was performed during the Phase 1 (2014) NI 43-101 exploration program; a Qualified Person site visit was not performed during the Phase 2 (2015) exploration program.  Given Mr. DeWolfe’s involvement in the previous phase of exploration on the project, and given the amount of direct involvement and support provided by Golder during the 2015 exploration program, it was Mr. DeWolfe’s opinion that a second site visit was not necessary.

Mr. DeWolfe met with Focus personnel in Piura, Peru, from July 2 to July 5 2014, to perform a Qualified Person current personal inspection site visit as required under NI 43-101.  The purpose of the visit was to familiarize the Qualified Person with the general geology of the area and detailed geology of the Bayovar 12 Phosphate Project property, to review the project exploration history, to verify drill hole locations in the field, to perform a laboratory

October 2015 Report No. 1411495-TR	28

site visit, to review available information and to discuss procedures and methods applied during the 2014 and historical exploration programs.

2.4

Sources of Information

The primary sources of information for the resource estimate presented in this report were the observations and data collected during the Phase 1 (2014) and Phase 2 (2015) Focus exploration programs.  Although data and observations from historical work were reviewed they were not used directly in the modelling and resource evaluation work presented in this technical report.

2.5

Note on the Usage of the Term “Ore Zone” in Unit Names

To avoid confusion with the published literature available for the Bayovar-Sechura Phosphate Deposit, Golder has retained published geological unit naming conventions for the various subdivisions of the Zapallal Formation, including the Minerva ore zone, Zero ore zone and the Diana ore zone.  The use of the term “ore zone” in these unit names is applied solely as a geological unit name and does not imply that technical feasibility and economic viability, that should only be attributed to mineral reserves, have been evaluated or established for said units.

2.6

Language, Currency and Measurement Standards

Unless otherwise indicated this technical report uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this technical report are presented in metric units metres (m) or kilometres (km) using the Universal Transverse Mercator (UTM) projection (Zone 17S), World Geodetic System 1984 (WGS1984) datum.  Elevations are reported as metres above mean sea level (m amsl).

All references to geological time periods and geological age dates throughout this report are according to the nomenclature and dates presented in the 2014 Edition of the International Stratigraphic Chart as prepared by the International Commission on Stratigraphy (Cohen et al., 2014).

October 2015 Report No. 1411495-TR	29

ITEM 3

RELIANCE ON OTHER EXPERTS

This report was prepared by Jerry DeWolfe, P. Geo., an independent Qualified Person under the guidelines and definitions presented in NI 43-101 and supporting documents NI 43-101CP and Form 43-101F1.  In preparing this report, the Golder Qualified Person has relied on assistance and information from various parties and sources. Sources of information are acknowledged throughout the report, where the information is relied upon.

The Golder Qualified Person for this technical report has relied upon information provided by experts as allowed by Item 5 of Form 43-101F1.  In particular, this report contains information relating to mineral titles, legal agreements as well as permitting and regulatory matters in Peru.  The Golder Qualified Person is not qualified to verify these matters and has relied upon information provided by Focus including updated (January 2015) lease agreements and legal opinions concerning Focus’ mineral and surface rights prepared by Asociado a Baker & McKenzie International, a Peruvian law firm, for the benefit of Focus (Cueva 2015).

October 2015 Report No. 1411495-TR	30

ITEM 4

PROPERTY DESCRIPTION AND LOCATION

4.1

Location

The Bayovar 12 Concession is located in the Sechura Province, Piura Region of northwestern Peru (Figure 4.1, Project Location Map). The property is located approximately 950 km north of the Peruvian capital, Lima, 65 km south of the town of Sechura and 90 km southwest of Piura. The concession is approximately 40 km east of the fishing village of Puerto Rico, situated on the southern margin of Sechura Bay on the Pacific coast of Peru.

The Bayovar 12 Concession is located approximately 15 km northeast of Vale’s operating Miski Mayo Phosphate Mine (Figure 4.2, Regional Concession Map).  The Bayovar 12 Concession is directly east of the Fosfatos del Pacifico (FOSPAC) phosphate reserve area and directly south of the GrowMax Agri Corp. phosphate exploration properties.

The concession is connected by sealed road to tidewater and the JPQ marine port facilities 40 km to the west. The marine port facility is used by JPQ principally for the export of gypsum currently mined from the Bayovar 12 Concession and for phosphate rock produced locally from adjacent concessions. The JPQ port terminal was previously used to export phosphate rock extracted from the Bayovar Mine, prior to its acquisition by Vale.

The Pan-American Highway crosses the claim at its eastern end and power transmission lines for Vale’s Bayovar Mine transect the Property at its northern end.

The following sections contain information relating to mineral titles, legal agreements as well as permitting and regulatory matters in Peru.  The Golder Qualified Person is not qualified to verify these matters and has relied upon information provided by Focus including lease agreements and legal opinions concerning Focus’ mineral and surface rights prepared by Asociado a Baker & McKenzie International, a Peruvian law firm, for the benefit of Focus.

4.2

Mineral Tenure

JPQ is the title holder of the Bayovar 12 mining concession (Figure 4.3, Concession Map). JPQ is a marine transport and service provider owned by Trabajos Maritimos S.A. and Inca Terminals and Mining Inc., subsidiaries of Grupo Romero (Peru) and Mamut Andino C.A. (Ecuador), respectively. On March 26, 2015, Focus (via Peruvian subsidiary Agrifos) acquired an outright 70% interest in the issued share capital of JPQ, by paying $4 million cash to the owners of JPQ.

The Bayovar 12 Concession comprises 12,575 hectares and was acquired by JPQ in 2007 under a contract with state company Activos Mineros S.A.C. for the exploitation of gypsum rock by open pit methods from the claim.  The boundary node coordinates for the Bayovar 12 Concession are presented in Table 4.1, Concession Boundary Coordinates.

October 2015 Report No. 1411495-TR	31

LEGEND
Bayovar 12 Concession
Pan-American Highway
Primary Road
Secondary Road
Bayovar Port
N
Piura
Lima
Peru
BAYOVAR 12
Sullana
La Huaca
Tambo Grande
Bahía de Paita
Paita
Chulucanas
Morropón
Castilla
Buenos Aires
Huancabamba
Catacaos
PIURA
Pan-American Highway
Sechura
Bahía de Sechura
Peru Trench
Bayovar
1NK
4N
3N
1B
Olmos
Motupe
LAMBAYEQUE
1N
Salas
Jayanca
Tucume
Mórrope
Mochumi
Ferreñafe
Chongoyape
Lambayeque
Picsi
6A
Chiclayo
Pimentel
Monsefú
Eten
Saña
Pacific Ocean
375008
425008
475008
525008
575008
625008
675008
9462593
9412593
9362593
9312593
9262593
9212593
REFERENCE
DATUM: WGS84 PROJECTION: UTM ZONE 17S
25
0
25
50
Kilometers
SCALE 1:1,000,000
METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
PROJECT LOCATION MAP
Golder Associates
PROJECT 1411495
FILE No.
DESIGN JS 28 Sep. 2015
SCALE AS SHOWN
REV. 0
GIS JS 28 Sep. 2015
CHECK JdW 30 Sep. 2015
REVIEW JdW 30 Sep. 2015
FIGURE: 4.1

G:\1411495 Focus PEA\GIS\MapFiles\Fig1.1_4.1_Focus_ProjectLocMap_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND
Bayovar 12 Claims
Mineral Concessions
OTHER CONCESSION
AMERICAS POTASH PERU S.A.
CEMENTOS PACASMAYO S.A.A.
COMPAÑIA MINERA MISKI MAYO S.A.C.
COMPAÑIA MINERA MISKI MAYO S.R.L.
FOSFATOS DEL PACIFICO S.A
FOSYEIKI S.A.C.
JUAN PAULO QUAY S.A.C
SALMUERAS SUDAMERICANAS S.A.
Phosphate Occurences
Pan-American Highway
Primary Road
Secondary Road
Town
REFERENCE
PERU INSTITUTO GEOLOGICO MINERO Y METALURGICO
HTTP://WWW.INGEMMET.GOB.PE/FORM/INICIO.ASPX
DATUM: WGS84 PROJECTION: UTM ZONE 17S
Kilometers
SCALE 1:400,000
METRES
Pacific Ocean
Chusis
Sechura
Constante
Ciudad del Pescador
Bayovar
Puerto Rico
Fosfatos del Pacifico
Arco Iris
Arco Iris
Yuriko
Agrifos
Pan-American Highway
Piura
Lima
BAYOVAR 12
Peru
PROJECT
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
REGIONAL CONCESSION MAP
PROJECT 1411495
FILE No.
DESIGN JS 28 Sep. 2015
GIS JS 28 Sep. 2015
CHECK JdW 30 Sep. 2015
REVIEW JdW 30 Sep. 2015
SCALE AS SHOWN
REV. 0
Golder Associates
FIGURE: 4.2
G:\1411495 Focus PEA\GIS\MapFiles\Fig4.2_Focus_RegionalConcessionMap_ANSI_B_11x17_Landscape_(SL).mxd

531922
536922
541922
546922
551922
9344225
9339225
9334225
9329225
N
3N
1N
Pan-American-Highway
BAYOVAR
Nº 12
Chiclayo-Bayovar Road

G:\1411495 Focus PEA\GIS\MapFiles\Fig1.2_4.3_Focus_ConcessionMap_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND

- Bayovar 12 Concession
- Juan Paulo Quay S.A.C
- 2015 Drill Hole
- 2014 Drill Hole
- Pan-American Highway
- Primary Road
- Powerline
- Pipeline Right of Way

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

2,000 0 2,000 4,000
Meters

SCALE 1:75,000 METRES

PROJECT

FOCUS VENTURES LTD.

FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT PIURA REGION, PERU

TITLE

CONCESSION MAP

Golder Associates

PROJECT		1411495	FILE No.
DESIGN	JS	28 Sep. 2015	SCALE AS SHOWN REV. 0
GIS	JS	28 Sep. 2015	
CHECK	JdW	30 Sep. 2015	FIGURE: 4.3
REVIEW	JdW	30 Sep. 2015

Table 4.1  Concession Boundary Coordinates

Lease Node	Easting (m)	Northing (m)
1	533,243	9,342,130
2	547,942	9,342,130
3	547,942	9,340,130
4	553,742	9,340,130
5	553,742	9,335,430
6	533,243	9,335,430
Note: UTM Zone 17S Projection, WGS84 Datum

In Peru, concessions are map-registered using a grid system at the Instituto Geologico, Minero y Metalurgico (“INGEMMET”) and the Superintendencia Nacional de Registros Publicos (“SUNARP”).  Concessions can be granted for either metallic or non-metallic minerals and allow both exploration and exploitation.  Mining concessions are granted for an indefinite period; however, in order to maintain concessions in good standing, titleholders must pay a Mining Good Standing license fee equal to US$3.00 per hectare per year.

4.3

Surface Rights

Under Peruvian law, holding a mining concession does not grant title for surface rights.  JPQ was granted surface rights access for 99 years and a 30 year land use easement (renewable) under agreements signed with the community of San Martin de Sechura (Fundacion Comunal San Martin de Sechura).

4.4

Agreements and Encumbrances

On January 14, 2014, Focus (via Agrifos), signed a formal option agreement for the acquisition of shares in JPQ, the titleholder of the Bayovar 12 mining concession.

Focus (via Agrifos) has the option to acquire a 70% interest in the issued share capital of JPQ by fulfilling the following;

▪

Completing a positive PFS within 48 months from February 26 2014, being the date (the “Permit Date”) that the Company received an exploration permit from the Peruvian authorities;

▪

Spending at least US$1,000,000 on exploration and drilling of the property within 12 months of the Permit Date (completed as of the effective date of this technical report); and

▪

Paying to JPQ a minimum of US$4,000,000 and a maximum of US$7,000,000 as follows:

i)

US$50,000 on signing of the Letter of Intent (paid as of the effective date of this technical report);

ii)

US$200,000 on signing of the formal option agreement (paid);

iii)

US$750,000 no later than six months after the Permit Date (paid);

iv)

US$3,000,000 no later than the earlier of the option exercise or 12 months of the Permit Date;

October 2015 Report No. 1411495-TR	35

On March 26, 2015, Focus (via Agrifos) acquired an outright 70% interest in the issued share capital of JPQ, by paying $4 million cash to the Vendors, thereby cancelling its previously granted option agreement to earn such interest. Focus committed to spending a minimum of US$14 million in development of the Project, without dilution to the Vendors' remaining 30% interest. Focus has agreed to complete a PFS by December 31, 2015 or else a US$500,000 penalty payment will be due, plus additional $500,000 penalty payments for each additional year that the study is not completed, to a maximum of US$2,000,000 in penalty payments.

Port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the Puerto Bayovar Maritime Terminal located 40 km west of the Bayovar 12 Project. Focus will retain a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ. In order to fund the purchase and for further advancement of the Bayovar 12 Project, Focus executed a US$5.0 million secured loan facility with Sprott Resource Lending Partnership, of which US$3.5 million was outstanding at the time of writing.

In April 2015, Focus completed the sale to Radius Gold Inc. of a royalty equal to 2% of Focus’ 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, Focus has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, Focus will retain a first right of refusal.

4.5

Mining Royalties and Taxes

In order to maintain concessions in good standing, titleholders must pay a Mining Good Standing license fee equal to US$3.00 per hectare per year.

Under Peruvian mining laws, Concession holders must reach an annual production of at least US$100.00 per hectare in gross sales within six (6) years from January 1st of the year following the date the title was granted. If there is no production on the concession within that period, the titleholder must pay a penalty of US$6.00 per hectare or US$1.00 for small scale miners and US$0.50 for artisan miners, during the 7th through 11th years following the granting of the concession.  From the 12th year onwards, the penalty is equal to US$20.00 per hectare under the general regime, US$5.00 for small scale miners and US$3.00 for artisan miners. The titleholder is exempt from the penalty if exploration expenditures incurred during the previous year was 10 times the amount of the applicable penalty. Failure to pay the license fees or the penalty for two consecutive years will result in the forfeiture of the concession.

The concession holder also has a royalty agreement with the local community of San Martin de Sechura (Fundacion Comunal San Martin de Sechura). The concession holder maintains title by sustaining an annual production of 80,000 tonnes of gypsum rock and by paying a royalty of $0.60 per tonne mined.  This royalty is also applicable for any other non-metallic minerals extracted via a simple conversion formula.

4.6

Environmental Liabilities

Golder is not aware of any environmental liabilities on the Bayovar 12 Project property.

4.7

Permitting

The Environmental Regulations for Mining Exploration Projects requires the submittal of an Environmental Declaration for projects that include a maximum of 20 drill holes and less than 10 ha of disturbed areas or tunnels up to 50 m long; for projects exceeding 20 drill holes, 10 ha of disturbed area or tunneling in excess of

October 2015 Report No. 1411495-TR	36

50 m, a Semi-detailed Environmental Impact assessment is required to be submitted prior to any exploration activities. Mining reconnaissance or prospecting does not require an environmental assessment.

As per Environmental Mining Regulations, the mining concession holder must submit an Environmental Impact Assessment once the exploration stage of the project is complete and prior to the commencement of mining activities.

4.8

Other significant factors and risks that may affect access, title, or the right or ability to perform work on the property

The Bayovar 12 Concession is not associated with any Natural Protected Area, nor is the concession within any urban or urban expansion zone, archeological site or agricultural area.  Golder is not aware of any other significant factors and risks that may affect access, title or the right or ability to perform work on the Bayovar 12 Concession property.

October 2015 Report No. 1411495-TR	37

ITEM 5

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Physiography

The Focus Bayovar 12 Project area is situated within the Sechura Desert in northwestern Peru.  The Sechura Desert occurs as a continuous narrow strip along much of the Pacific coast of Peru, stretching inland from 20 to 100 km, covering an area of approximately 22,000 km2.  The desert slopes gently westward from the foothills of the Andes mountain range to the Pacific Coast.  In the Bayovar area the desert is partially bound on the western side by the Illescas Mountains that form the Illescas Peninsula on the southern margin of Sechura Bay (Figure 5.1, Regional Physiography).

The generally featureless, low-relief character of the Sechura Desert (Plate 5.1) is marked in the Bayovar area by several distinct physiographic features, namely the Virilla Estuary, the Tablazo and the Sechura Depression (Figure 5.1, Regional Physiography). The physiographic features present are a result of combined local uplift and subsidence as well as erosional activity:

Plate 5.1  Typical landscape on the Bayovar 12 Concession

The Virilla Estuary is a network of shallow channels that connect Sechura Bay on the Pacific Coast with Ramon Lake, a large inland lake situated north of the project area.  While the region is classified as a desert and there is limited year-round surface water present, the area is subject to tsunami and flooding associated with weather and seismic events occurring along the nearby pacific coast.  The Bayovar 12 project area was impacted by the

October 2015 Report No. 1411495-TR	38

floodway associated with the 1998 El Niño event which saw widespread flooding in the low ground surrounding the Virrilla Estuary to the north.

The Tablazo (Plate 5.2) is a prominent regional scale flat-topped table land that runs north-south through the Bayovar area, separating a central plateau of higher ground from lower ground to the north, east and west.  The steep ridge line marking the edge of the Tablazo ranges in height from 15 to 75 m amsl; elevation on top of the Tablazo ranges from 15 to 75 m amsl compared to 0 to 10 m amsl on the lower plain to the east and 30 to 60 m amsl on the low ground to the west that separates the Tablazo from the Illescas Mountains.  The Bayovar 12 property straddles the eastern ridge of the Tablazo, with the western third of the property situated on top of the Tablazo and the eastern two thirds falling on the low ground east of the Tablazo ridge line.

Plate 5.2  Tablazo ridge on the Bayovar 12 Concession, looking west

The Sechura Depression is a steep sided, flat bottomed, topographic depression that transects the Tablazo, breaking it into northern and southern regions.  The floor of the Sechura Depression is approximately 35 m below mean sea level. The northeastern limit of the Sechura depression is located adjacent to the southwestern limit of the Bayovar 12 Concession boundary.

Much of the Bayovar 12 project surface area is marked by a thin layer of hard packed sand, thin gravel and localized gypsum, all of which are quaternary in age.  Large crescent shaped barchan sand dunes (5.3) that slowly migrate across the property in a north-easterly direction are present across most of the project area.

Vegetation in the Bayovar 12 Project area is sparse, consisting for the most part of drought tolerant low bushes (Plate 5.4) and sparse grass and salt tolerant plants in lower elevation areas.

October 2015 Report No. 1411495-TR	39

Plate 5.3  Barchan sand dunes on the Bayovar 12 Concession

Plate 5.4  Typical vegetation on the Bayovar 12 Concession

October 2015 Report No. 1411495-TR	40

483428
533428
583428
633428
9383539
9333539
9283539
N
207 m
1417 m
652 m
Rio Sechura
Sechura
1B
Andes Mountains
Sechura Bay
1NK
1N
Bayovar
Illescas Peninsula
Virilla Estuary
Pan-American Highway
Chiclayo-Bayovar Road
3N
481 m
Tablazo
Illescas Mountains
1213 m
Sechura Depression
219 m
Sechura Desert
Pacific Ocean
LAMBAYE
Jayanca
76 m

G:\1411495 Focus PEA\GIS\MapFiles\Fig5.1_Focus_PhysiographyMap_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND

- Bayovar 12 Concession
- Pan-American Highway
- Primary Road
- Bayovar Port

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

10 0 10 20
Kilometers
SCALE 1:500,000 METRES

PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REGIONAL PHYSIOGRAPHY MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	28 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	28 Sep. 2015	**FIGURE: 5.1**	
CHECK	JdW	30 Sep. 2015		
REVIEW	JdW	30 Sep. 2015

5.2

Climate

The Bayovar 12 Project area is situated within the mild desert climate of the Sechura Desert.  The Sechura Desert climate is heavily influenced by the confluence of the Humboldt (cold water) and Equatorial (warm water) ocean currents that circulate in contrary directions; this typically results in zones of high temperature and low precipitation.

The proximity to the Pacific Ocean results in relatively moderate temperatures year round; the mean monthly temperature in the summer months (December to April) is approximately 25°C and in the winter months (May to October) is approximately 18°C.  The annual precipitation is approximately 50 millimetres (mm) of rain but can increase to in excess of 150 mm in El Niño years.  Wind in the Bayovar 12 Project area is predominantly from the southeast, with average wind speed values of 4.1 metres per second (m/s; weak breeze); peak gusts are generally around 7 m/s (moderate breeze).

A summary of the historical climate data for the project area, sourced from the Sechura, Peru weather station data as compiled on the www.weatherbase.com website (accessed September 2015), is presented in Figure 5.2, Sechura-Bayóvar Area Historical Climate Data. The historical climate data was collected over a 30 to 112 year period.

October 2015 Report No. 1411495-TR	42

Mean Monthly Temperature (°C)
0 10 20 30 40
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Mothly Low Temperature (°C)
0 10 20 30 40
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV
Mean Monthly High Temperature (°C)
0 10 20 30 40
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Daily Relative Humidity (%)
55 60 65 70 75
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Monthly Precipitation (mm)
0 5 10 15 20
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Monthly Number of Rainy Days
0 1 2 3 4
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Daily Daylight Hours (hours)
12 12 12 12 13 13 13
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Mean Wind Speed (km/hr)
0 5 10 15 20
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

Figure 5.2  Sechura-Bayóvar Area Historical Climate Data

October 2015 Report No. 1411495-TR	43

5.3

Accessibility

The Bayovar 12 project area is accessible year round via a series of multi-lane sealed roads and highways (Figure 5.3, Regional Access).  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road (Plate 5.5) transects the property.  A network of un-maintained drill roads and access roads for minor surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.

Plate 5.5  Chiclayo-Bayovar Road on the Bayovar 12 Concession with the Tablazo in the background

Travel time from Piura to the Bayovar 12 Concession is approximately 1.5 hours by car via the Pan-American Highway.  Piura is serviced by a modern domestic airport with commercial daily service to Lima and other airports in the region.  Air travel flying time from Piura to Lima is approximately 1.5 hours.

The concession is also located 40 km inland by paved road from the JPQ marine port facility (Plate 5.6) near the fishing village of Puerto Rico, located in Sechura Bay on the pacific coast.  Water depth adjacent to the jetty at the JPQ port facility is approximately 8 m, currently allowing for loading of 24,0000 Deadweight tonnage (DWT) capacity vessels.

October 2015 Report No. 1411495-TR	44

Plate 5.6  JPQ marine port facility on Sechura Bay

5.4

Local Resources and Infrastructure

The Bayovar 12 project area is approximately 40 km by paved multi-lane road from the JPQ port facility located near the fishing village of Puerto Rico, located on Sechura Bay on the pacific coast.  The JPQ port facility is situated adjacent to the Vale port facility where phosphate from Vale’s Miski Mayo operation (Bayovar Mine) is loaded for shipping.

Power transmission lines for the Vale Miksi Mayo Bayovar Mine also transect the northwest corner of the Focus Bayovar 12 property (Figure 5.3, Regional Access).  An easement for power transmission lines to the FOSPAC property also transects the northwest corner of the Bayovar 12 property.

Potential future mining operation at the Bayovar 12 property could be conducted year-round and would not be affected by the climate.

Infrastructure and facilities studies have not been performed to date but it is expected that given the current foot print of the mineral resource and the overall Focus concession limits, there would be sufficient surface rights for potential mining operations, potential tailings storage areas, potential waste disposal areas and potential processing plant facilities.  Likewise, it is anticipated that there would be sufficient site access, power and water to support the potential Focus operations.

October 2015 Report No. 1411495-TR	45

486455
496455
506455
516455
526455
536455
546455
556455
9373045
9363045
9353045
9343045
9333045
9323045
9313045
N
Constante
SECHURA BAY
Ciudad del Pescador
1NK
Bayovar
Puerto Rico
Chiclayo-Bayovar Road
To Piura, 90 km
Pan-American Highway
3N
BAYOVAR Nº 12
To Lima, 950 km
PACIFIC OCEAN

LEGEND

- Bayovar 12 Concession
- Pan-American Highway
- Primary Road
- Powerline
- Pipeline Right of Way
- Bayovar Port

REFERENCE

PERU INSTITUTO GEOLOGICO MINERO Y METALURGICO
HTTP://WWW.INGEMMET.GOB.PE/FORM/INICIO.ASPX
DATUM: WGS84 PROJECTION: UTM ZONE 17S

5 0 5 10
Kilometers
SCALE 1:250,000 METRES

PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REGIONAL ACCESS MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015	**FIGURE: 5.3**	
CHECK	JdW	30 Sep. 2015		
REVIEW	JdW	30 Sep. 2015		

G:\1411495 Focus PEA\GIS\MapFiles\Fig5.3_Focus_AccessMap_ANSI_B_11x17_Landscape_(SL).mxd

ITEM 6

HISTORY

6.1

Ownership History

On January 14, 2014, Focus’ Peruvian subsidiary, Agrifos, signed a formal option agreement for the acquisition of shares in JPQ, the titleholder of the Bayovar 12 mining concession.  On March 26, 2015, Focus (via Agrifos) acquired an outright 70% interest in the issued share capital of JPQ, by paying $4 million cash to JPQ, thereby cancelling its previously granted option agreement (see Item 4, Property Description and Location, for details pertaining to the agreement).

The Bayovar 12 Concession was acquired by JPQ in 2007 under a contract with state company Activos Mineros S.A.C. for the exploitation of gypsum rock and other non-metallic minerals by open pit methods from the concession.

Prior to the acquisition of the Bayovar 12 Concession by JPQ from Activos Mineros S.A.C in 2007, stretching back to the 1950’s there have been numerous government and commercial entities that have owned portions of the overall Bayovar-Sechura Phosphate deposit as summarized in Nardi and Gruber (2008) and Apaza (2012).  Historical entities with interests in the Bayovar area include Minerales Industriales del Peru (MIDEDSA), ESSO-Homestake, Minera Bayovar S.A., Kaiser Aluminum and PROBAYOVAR.

Golder has not been able to establish historical land tenure boundaries for the various past owners in the region.  As a result, it is possible that a portion or all of the current Bayovar 12 Concession area may have been included in the land holdings of some of these historical operators in the Bayovar-Sechura Phosphate deposit.

6.2

Exploration History

The phosphate deposits of the Bayovar area were discovered in 1955 during regional oil and gas exploration.  Phosphorite was discovered in the immediate project area in an abandoned road cut in 1958.

As mentioned in the previous section, there were a number of different historical entities with interests in portions of the Bayovar-Sechura Phosphate Deposit since its discovery in the 1950’s; however, Golder has not been able to establish what, if any, historical exploration work may have been conducted within the boundary of the area that now comprises the Bayovar 12 Concession area.  There are no records of any historical exploration activity specific to the property prior to JPQ ownership in 2007.

JPQ performed limited reconnaissance exploration work on the Bayovar 12 Concession in 2012; however, Golder and Focus could not verify the methodology and results from the 2012 JPQ work to a level where they could be relied upon for use in the geological modelling process and resultant resource estimates.  As a result the 2012 JPQ work was not used for modelling and resource estimation as reported in this technical report.

The only significant detailed exploration programs on the Bayovar 12 Concession are the Phase 1 (2014) and Phase 2 (2015) exploration programs implemented by Focus; a detailed discussion of the Phase 1 and Phase 2 Focus exploration programs is presented in Item 10 of this Technical Report.

The drill holes from the Focus Phase 1 and Phase 2 exploration programs are presented in Figure 6.1, Drill Hole Location Map.

October 2015 Report No. 1411495-TR	47

532938
533938
534938
535938
536938
537938
538938
539938
540938
541938
9341938
9340938
9339938
9338938
9337938
9336938
9335938
9334938
N
4N
Chiclayo-Bayovar Road
JPQ_15_60
JPQ_15_30
JPQ_15_33
JPQ_15_61
JPQ_15_28
JPQ_15_31
JPQ_15_32
JPQ_15_21
JPQ_15_45
JPQ_15_44
JPQ_15_29
JPQ_15_40
JPQ_14_19
JPQ_14_06
JPQ_14_01
JPQ_14_03
JPQ_14_08
JPQ_14_13
JPQ_15_38
JPQ_15_62
JPQ_15_59
JPQ_15_35
JPQ_15_22
JPQ_14_18
JPQ_15_39
JPQ_15_46
JPQ_15_36
JPQ_15_37
JPQ_14_15
JPQ_14_14
JPQ_14_12
JPQ_14_04
JPQ_14_10
JPQ_14_11
JPQ_15_52
JPQ_15_34
JPQ_15_55
JPQ_15_57
JPQ_15_56
JPQ_15_23
JPQ_14_16
JPQ_15_47
JPQ_15_27
JPQ_15_41
JPQ_14_17
JPQ_14_07
JPQ_14_05
JPQ_14_02
JPQ_14_09
JPQ_15_43
JPQ_15_51
JPQ_15_54
JPQ_15_58
JPQ_15_24
JPQ_15_25
JPQ_15_48
JPQ_15_26
JPQ_14_20
JPQ_15_49
JPQ_15_50
JPQ_15_53
JPQ_15_42
G:\1411495 Focus PEA\GIS\MapFiles\Fig6.1_10.1_Focus_DrillLocationMap_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND

- Bayovar 12 Concession
- 2015 Drill Hole
- 2014 Drill Hole
- Primary Road
- Powerline
- Pipeline Right of Way

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

500 0 500 1,000
Meters

SCALE 1:30,000 METRES

PROJECT

FOCUS VENTURES LTD.

FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE

DRILL HOLE LOCATION MAP

Golder Associates

PROJECT		1411495	FILE No.
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN REV. 0
GIS	JS	29 Sep. 2015	
CHECK	JdW	30 Sep. 2015	FIGURE: 6.1
REVIEW	JdW	30 Sep. 2015

At the time of preparation of this report Focus was in the process of commencing work on a PFS for the project.  The PFS will include modifying factors studies for project areas including mine design and mine planning, geotechnical (pit stability and mine waste), hydrology, hydrogeology, processing and metallurgy, infrastructure, environmental and socioeconomic studies.  The PFS is scheduled to be completed in Q4 of 2015.

6.3

Development History

As of the effective date of this technical report there has been no phosphate development work undertaken on the Bayovar 12 Concession by current or previous owners or operators.

6.4

Historical Mineral Resource and Mineral Reserve Estimates

As of the effective date of this technical report there are no historical phosphate mineral resource estimates or phosphate mineral reserve estimates for the Bayovar 12 Concession property.

6.5

Production History

As of the effective date of this technical report there has been no commercial phosphate mining production from the Bayovar 12 Concession property.

Mining activity on the Bayovar 12 Concession property is limited to small scale surface mining of quaternary age gypsum that occurs at surface on the low ground immediately east of the Tablazo.  The gypsum mining operation is carried out by JPQ, using a dozer to push the gypsum into piles that are then loaded on to a small road haul truck using and excavator.  The gypsum is then transported by truck to the JPQ port facility on Sechura bay where it is stockpiled prior to loading onto ships.

October 2015 Report No. 1411495-TR	49

ITEM 7

GEOLOGICAL SETTING AND MINERALIZATION

7.1

Regional Geology

7.1.1

Regional Stratigraphy

The following section summarizes the regional geology as presented by McClellan (1989), Cheney et al., (1979) Bech (2009) and references therein.

The Bayovar-Sechura Phosphate Deposit occurs in the Sechura Basin (Figure 7.1, Regional Geology Map), a shallow north trending basin situated in northwestern Peru.  The Sechura Basin is bordered by the Illescas Mountains to the west and the foothills of the Andes Mountains to the east.  The basin is filled by a thick sequence of interlayered marine sediments including phosphorite, diatomite, sandstone, shale and volcanic tuff, ranging in age from Eocene (56.0 to 33.90 Ma) at the base to Pliocence (5.33 to 2.58 Ma) in the upper basin.

The Sechura basin formed as a result of subsidence along the paleo-continental shelf.  Cycles of uplift and subsidence modified the basin during its long infilling history, with basement faults partially controlling basin geometry during deposition.  The stratigraphy is subhorizontal, dipping gently at 2° to 3° across the basin.

The phosphate bearing units occur in the upper 135 to 215 m of the Miocene (23.22 to 5.33 Ma) strata in the basin, within the Zapallal Formation.  The Zapallal Formation comprises a cyclical series of interlayered marine basin fill diatomites and phosphorites with lesser sandstone and tuff.  A detailed discussion of the Zapallal Formation stratigraphy and structure is presented in the section below.

The Zapallal Formation is underlain by older Miocene, Oligocene and Eocene age marine basin fill sedimentary units which unconformably overlay metamorphic and igneous basement rocks of Paleozoic (541 to 252 Ma) and Precambrian (greater than 541 Ma) in age.  As a result of late Eocene basement uplift and basin subsidence the Paleozoic basement is exposed in the Illescas Mountains along the western margin of the basin.

The Zapallal Formation is unconformably overlain by Pliocene age interbedded coquina, sandstone and shale.  The stratigraphy is capped by a thin cover of unconsolidated Quaternary (2.58 Ma to present) age alluvial and aeolian sand with localized occurrences of gypsum.

7.1.2

Zapallal Formation Detailed Stratigraphy

The marine basin fill Zapallal Formation is subdivided into four members, which are in turn subdivided into distinct units or zones (Figure 7.2, Zapallal Formation Stratigraphic Column). The formation and its subdivision presented from oldest to youngest are as follows:

▪

Lower Diatomite and Phosphorite Member

▪

Tuffaceous Diatomite – Thickness is in excess of 50 m, predominantly foraminifera-rich diatomite with numerous thin beds of tuff and three isolated phosphorite beds; P2O5 grades in the phosphorite beds range from 10 to 18 wt.% and from 1 to 3 wt.% in the diatomite.  The upper contact is gradational with the overlying Diana ore zone (note: please refer to Item 2.5 of this technical report concerning the usage of the term “ore zone”).

▪

Diana ore zone – Mean thickness of 39 m (range of 36 to 41 m). The zone is subdivided into seven regionally correlatable phosphorite beds alternating with diatomite beds. The Diana ore zone contains the highest P2O5 grades (ranging from 10 to 25 wt.% in the phosphorite beds and 3 to 7 wt.% in the

October 2015 Report No. 1411495-TR	50

482471
507471
532471
557471
582471
9393345
9368345
9343345
9318345
9293345
Piura
Lima
Peru
BAYOVAR 12
Laguna Yapique Grande
Ciudad del Pescador
Puerto Rico
Fosfatos del Pacifico
Agrifos
Arco Iris
Yuriko
Bayovar
Pacific Ocean
1NK
1N
4N
3N
N
Qp-e
Qr-e
Qp-tl
Qp-al
Qr-al
Qp-tt
Qrm-la
Qrm-cl
Qrm-pl
Tm-zai
Tm-zas
Tms-mi
Tm-mo
Ts-ho
Ti-ve
Pi-fc
Pi-gr
Pi-es
Pi-mg
Pe-gn
PE-to
LEGEND
Bayovar 12 Concession
Qp-al Ancient Alluvial Deposits
Qp-e Aeolian Deposit
Qp-tl Fm. Tablazo Lobitos
Qp-tt Fm. Tablazo Talara
Qr-al Recent Alluvial Deposit
Qr-e Recent Aeolian Deposit
Qr-l Lacustrine Deposit
Qr-ml Beach Deposits
Qrm-cl Mixed Coastal Deposits
Qrm-la Mixed Lacustrine Deposit
Qrm-pl Mixed Beach Deposits
Ti-chi Fm. Chira
Ti-ve Fm. Verdun
Tm-m Fm. Miramar
Tms-mi Fm. Miramar
Tm-mo Fm. Montera
Tm-zai Fm. Zapallal inferior
Tm-zas Fm. Zapallal superior
Ts-ho Fm. Hornillos
Pi-es Paleozoico inferior, Esquisto
Pi-fc Paleozoico inferior, Filitas y cuarcitas bajo metamorfismo
Pi-gr Paleozoico inferior-Granito
Pi-mg Paleozoico inferior, Migmatitas
Pe-gn Precambrico, Complejo Basal de la Costa
PE-to Precambrico-tonalita
Phosphate Occurences
Pan-American Highway
Primary Road
Town
Lake
REFERENCE
GEOLOGY COURTESY OF THE GEOLOGICAL SURVEY OF PERU
DATUM: WGS 84 PROJECTION: UTM ZONE 17S
10 0 10 20
Kilometers
SCALE 1:400,000
METRES

PROJECT FOCUS VENTURES LTD.

FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE

REGIONAL GEOLOGY MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015		
CHECK	JdW	30 Sep. 2015	FIGURE: 7.1	
REVIEW	JdW	30 Sep. 2015		

G:\1411495 Focus PEA\GIS\MapFiles\Fig7.1_Focus_RegionalGeologyMap_ANSI_B_11x17_Landscape_(SL).mxd

FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

ZAPALLAL FORMATION STRATIGRAPHIC COLUMN

Project: 1411495
Design: JS 30 Sep. 2015
GIS: JS 30 Sep. 2015
Check: JdW 30 Sep. 2015
Review: JdW 30 Sep. 2015

FIGURE: 7.2

Drawing Not to Scale

Age | **Formation** | **Member** | **Unit** | **Lithology**

Quaternary
Pliocene
Miocene
Zapallal Formation
Barren Diatomite Member
Upper Diatomite and Phosphorite Member
Clam Bore Sandstone Member
Lower Diatomite and Phosphorite Member
Quechua Diatomite
Minerva Ore Zone
Inca Diatomite
Zero Ore Zone
Grey Tuff
Diana Ore Zone
Tuffaceous Diatomite
Alluvium
Sandstone
Diatomite
Diatomite
Diatomite
Diatomite
Phosphate
Sandstone
Beige Diatomite
Grey Diatomite
Diatomite
Diatomite
Diatomite
Diatomite
Basal Sand

▪

diatomite beds) and thickest phosphorite bearing zones in the Bayovar-Sechura Phosphate deposit. The upper contact is gradational with the overlying Grey Tuff.

▪

Grey Tuff – Thickness ranges from 0 to 21 m. Comprises generally massive beds of soft grey diatomaceous tuff.  Preservation of the unit varies across the area due to variable and locally significant erosion by the overlying Clam Bore Sandstone.  There are no identified or correlatable phosphorite beds present within the unit and no significant presence of phosphate pellets, resulting in negligible P2O5 grades. The upper contact with the overlying Clam Bore Sandstone is marked by a hiatus and angular unconformity; units below the unconformity dip to the east while units above dip to the southeast.

▪

Clam Bore Sandstone Member – Thickness ranges from 0 to 23 m; the unit is thinnest in the southern portion of the basin and thickest in the north and western portions of the basin.  Comprises fine to medium grained quartz sand with abundant trace fossils across most of the basin; in areas where the unit is thicker the upper portion of the unit comprises a limestone coquina (oyster bank). The upper contact is gradational with the overlying Zero ore zone.

▪

Upper Diatomite and Phosphorite Member

▪

Zero (or Cero) ore zone – Mean thickness of 6 m (range of 3 to 11 m). Comprises a single thick phosphorite bed (the Zero Bed) and is overlain by diatomite; P2O5 grade in the Zero Bed can be up to 18 wt.%, with a mean P2O5 grade of 9 wt.% over the entire zone (phosphorite and overlying diatomite). The upper contact is gradational with the overlying Inca Diatomite.

▪

Inca Diatomite – Mean thickness of 10 m (range of 5 to 17 m).  Comprises massive beds of diatomite with minor pellets but no distinct or correlatable phosphorite beds; P2O5 grade ranges from 1.0 to 2.8 wt.% throughout the unit. The upper contact is gradational with the overlying Minerva ore zone.

▪

Minerva ore zone – Mean thickness of 26 m (range of 23 to 35 m).  Comprises two to three phosphorite beds interlayered with diatomite; overall P2O5 grade in the phosphorite beds is lower than those in the other zones with grades generally in the 5 to 6 wt.% range although in areas where the unit thins there is often an associated increase in P2O5 grade, with values in the 8 to 10 wt.% range.  Grades in the diatomite beds range from 2 to 3 wt.% P2O5. The upper contact is gradational with the overlying Quechua Diatomite.

▪

Quechua Diatomite – Mean thickness of 17 m (range of 12 to 19 m). Comprises massive beds of diatomite with localized occurrences of one or two thin phosphorite beds.  Grade across the unit (diatomite and localized phosphorite inclusive) is typically 2 wt.% P2O5. The upper contact is gradational with the overlying Barren Diatomite Member.

▪

Barren Diatomite Member – Thickness range of 0 to 31 m.  Comprises massive diatomite and mica flakes are commonly present. There are no identified or correlatable phosphorite beds present within the unit and no significant presence of phosphate pellets, resulting in negligible P2O5 grades.  The upper contact is marked by a hiatus and angular unconformity separating the Miocene Zapallal Formation from overlying Pliocene sandstone and shale; units below the unconformity dip to the southeast while units above are horizontal.

October 2015 Report No. 1411495-TR	53

7.1.3

Regional Structure

As identified in the detailed discussion of the Zapallal Formation, there are two regional scale angular unconformities identified as impacting the stratigraphy in the basin. The uppermost unconformity occurs at the top of the Zapallal Formation (Figure 7.2, Zapallal Formation Stratigraphic Column), marking the contact between barren diatomite of Miocene age and coquina, sandstone and shale of the overlying Pliocene sedimentary units.  The second unconformity occurs within the Zapallal Formation, marking the contact between the Lower Diatomite and Phosphorite Member and the Clam Bore Member.

There are isolated occurrences of regional scale faulting and folding in the basin, including a regional scale fault that transects the FOSPAC Bayovar 9 concession to the west, but for the most part the stratigraphy has seen minimal post-depositional tectonic modification.

7.2

Phosphorite and Diatomite Composition

7.2.1

Phosphorite

The phosphorite beds (Plate 7.1) are comprised primarily of massively bedded phosphate pellets with lesser grains and fragments of diatoms, volcanic glass; sodium, potassium and magnesium salts; quartz; feldspar; sponge fragments; gypsum, mica flakes and organic matter.  The phosphate is marine in nature and is generally in the form of fluorhydroxycarbonate apatite.

The apatite is generally in the form of individual pellets although agglomerations of pellets, oolites, laminae, nodules and fragments of teeth, bones or shells are also present.  The pellets are generally subrounded but elongated and irregular shaped pellets also present.  The pellet grain size ranges from 0.4 to 2.0 mm in diameter, with larger pellets occurring in the phosphorite beds while finer grained pellets occur in the diatomite.

The pellets range in colour from white to brown to black.  Although the apatite pellets and other grains and fragments are generally well sorted within the beds, most of the pore space is filled in with fine fragments of diatoms and silt. The specific gravity of individual pellets is typically around 2.9.

Plate 7.1  Typical phosphorite bed showing layering of phosphorite (dark) and diatomite (light)

October 2015 Report No. 1411495-TR	54

7.2.2

Diatomite

The diatomite beds are comprised primarily of massively bedded aggregates of microscopic diatom fragments with variable finer grained apatite pellets and lesser grains and fragments of volcanic glass, shell and bone fragments and sponge fragments.  The diatoms are typically composed of opaline silica.

The diatomite ranges in colour from white to brown to olive green.  The diatomite generally has high porosity, often on the order of 90%; as a result of this and its resistance to compaction, the specific gravity is very low, typically around 0.5.

7.3

Property Geology and Mineralization

The Zapallal Formation stratigraphy dips gently to the east within the Bayovar 12 Concession (Figure 7.3, Local Geology Map). No faulting or folding was identified within the concession.  Interpretation of the Phase 1 and Phase 2 Focus exploration drilling in the western portion of the Bayovar 12 Concession indicated that the following stratigraphic units (from top downwards) were intercepted on the property:

▪

Quaternary sand, gravel and localized gypsum (distinct upper and lower gypsum horizons)

▪

Zapallal Formation

▪

Clam Bore Sandstone Member

▪

Lower Diatomite and Phosphorite Member

-

Gray Tuff

-

Diana ore zone

-

Tuffaceous Diatomite

Summary statistics for the various overburden beds are presented in Table 7.1, Overburden Unit Thickness Summary Statistics.   Representative cross sections across the Focus drilling area are presented in Figure 7.4, Representative East-West Cross Section and Figure 7.5, Representative North-South Cross Section.

Table 7.1  Overburden Unit Thickness Summary Statistics

Overburden Unit	Intercept Count	Mean Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)
Quaternary	62	4.24	0.15	12.70
Upper Gypsum	27	0.62	0.05	2.10
Lower Gypsum	12	0.28	0.05	0.52
Clam Bore Sandstone	20	6.72	1.90	15.80
Grey Tuff - Beige Diatomite	59	7.56	0.50	23.90
Grey Tuff - Grey Diatomite	62	19.64	12.68	33.19

October 2015 Report No. 1411495-TR	55

As a result of Quaternary erosional surfaces, the uppermost members of the Zapallal Formation, namely the Upper Diatomite and Phosphorite Member and the Barren Diatomite Member, were absent within the Phase 1 and Phase 2 drilling area. This included the absence of the Zero ore zone phosphorite bed (lower most phosphorite bed in the Upper Member) that is present several kilometres to the west on the FOSPAC Bayovar 9 Concession.  As the stratigraphy is dipping gently to the east, it is possible that the upper portion of the Zapallal Formation may be encountered when planned exploration drilling on the property advances to the east.

Focus has intercepted 16 distinct and correlatable phosphorite beds (identified as PH01 through PH16) across the concession.  Focus and Golder have interpreted the upper 13 phosphorite beds (PH01 to PH13) as Diana ore zone Beds with the lower three beds (PH14 to PH16) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit.  The literature on the Bayovar-Sechura Phosphate Deposit generally identifies seven regionally correlatable phosphorite beds in the Diana ore zone; however, Focus and Golder interpret the six additional phosphorite beds encountered in the Diana ore zone as locally continuous and correlatable beds that aren’t necessarily present or correlatable across the entire basin.  Summary thickness and P2O5 grade statistics for the phosphorite are presented in Table 7.2, Phosphorite Bed Thickness and P2O5 Grade Summary Statistics. Summary thickness and P2O5 grade statistics for the diatomite beds are presented in Table 7.3, Diatomite Bed Thickness and P2O5 Grade Summary Statistics.

The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession; however, there is a pronounced zonation of P2O5 grades in both the phosphorite and diatomite beds that effectively divides the Diana ore zone into an Upper Diana ore zone and Lower Diana ore zone.

The Upper Diana ore zone phosphorite beds (PH01 through PH05) exhibit high mean grades and are separated by low grade diatomite beds with mean grades all below 2 wt.% P2O5.

Below PH05 there is a marked change in the nature of the diatomite beds with mean grades all in excess of 2 wt.% P2O5.  The sole exception is diatomite bed IB11, located between PH10 and PH11, which consistently exhibits mean P2O5 grades below 2 wt.% across the concession.  Because of the signature low grade profile, the IB11 diatomite was used by both Focus and Golder as a marker bed during the correlation process.

The Zapallal Formation units are interpreted to continue in all directions beyond the limits of the Phase 1 and Phase 2 drilling programs.  Due to concession boundary limits planned future exploration drilling will concentrate on expanding the resource to the east of the Tablazo ridge, where the phosphorite beds are closer to surface due to lower surface elevations.

October 2015 Report No. 1411495-TR	56

LEGEND
Bayovar 12 Concession
2015 Drill Hole
2014 Drill Hole
Qp-al Ancient Alluvial Deposits
Qp-e Aeolian Deposit
Qp-tl Fm. Tablazo Lobitos
Qp-tt Fm. Tablazo Talara
Qr-al Recent Alluvial Deposit
Qr-e Recent Aeolian Deposit
Qrm-la Mixed Lacustrine Deposit
Tm-zas Fm. Zapallal superior
Phosphate Occurences
Pan-American Highway
Primary Road
N
531726
536726
541726
546726
551726
9344433
9339433
9334433
9329433
Qp-tl
Qp-e
Qr-al
3N
Qp-al
Tm-zas
Qrm-la
1N
Pan-American Highway
4N
Qp-tt
Agrifos
Qr-e
REFERENCE
GEOLOGY COURTESY OF THE GEOLOGICAL SURVEY OF PERU
DATUM: WGS 84 PROJECTION: UTM ZONE 17S
2,000 0 2,000 4,000
Meters
SCALE 1:75,000
METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
LOCAL GEOLOGY MAP
Golder Associates
PROJECT 1411495
FILE No.
DESIGN JS 28 Sep. 2015
SCALE AS SHOWN
REV. 0
GIS JS 28 Sep. 2015
CHECK JdW 30 Sep. 2015
REVIEW JdW 30 Sep. 2015
FIGURE: 7.3
G:\1411495 Focus PEA\GIS\MapFiles\Fig7.3_Focus_LocalGeologyMap_ANSI_B_11x17_Landscape_(SL).mxd

Cross-Section: 07 - 07'

15X Vertical Exaggeration

533000 E
9338700 N
50
534000 E
9338700 N
535000 E
9338700 N
536000 E
9338700 N
537000 E
9338700 N
538000 E
9338700 N
539000 E
9338700 N
540000 E
9338700 N
541000 E
9338700 N
541500 E
9338700 N
50
JPQ_15_40
JPQ_14_19
JPQ_14_06
JPQ_14_01
JPQ_14_03
JPQ_14_08
JPQ_15_35
JPQ_14_13
JPQ_15_38
JPQ_15_62
JPQ_15_59
25
0
-25
-50
-75
-100
533000 E
9338700 N
-120
541500 E
9338700 N
-120

LEGEND

DEM TOPOGRAPHY (SEP 2015)		PH01	PH10	BAYOVAR 12 CONCESSION
SAND	QUATERNARY	PH02	PH11	PRIMARY ACCESS ROUTE
GYPSUM (GY01)	QUATERNARY	PH03	PH12	ACTIVE SECTION
SAND	QUATERNARY	PH04	PH13	
GYPSUM (GY02)	QUATERNARY	PH05	PH14	
SAND	QUATERNARY	PH06	PH15	
CLAM BORE SANDSTONE		PH07	PH16	
BEIGE DIATOMITE		PH08	UNDERBURDEN	
GREY DIATOMITE		PH09	BASAL SAND	

250 125 0 250 Metres 500 750 1000

SCALE 1:25,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE E-W CROSS-SECTION: 07-07'

CONSULTANT

Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	JdW

PROJECT No.	CONTROL	Rev.	FIGURE
1411495			7.4

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

File Name: Fig7_4_EWsec07.ps

Cross-Section: 14 - 14'

15X Vertical Exaggeration

536500 E
9336000 N
50
536500 E
9337000 N
536500 E
9338000 N
536500 E
9339000 N
536500 E
9340200 N
50
JPQ_14_02
JPQ_14_04
JPQ_14_03
JPQ_15_61
25
0
-25
-50
-75
-100
536500 E
9336000 N
-120
536500 E
9337000 N
536500 E
9338000 N
536500 E
9339000 N
536500 E
9340200 N
-120

LEGEND

- DEM TOPOGRAPHY (AUG 01, 2014)
- SAND (QUATERNARY)
- GYPSUM (GY01) (QUATERNARY)
- SAND (QUATERNARY)
- GYPSUM (GY02) (QUATERNARY)
- SAND (QUATERNARY)
- CLAM BORE SANDSTONE
- BEIGE DIATOMITE
- GREY DIATOMITE
- PH01
- PH02
- PH03
- PH04
- PH05
- PH06
- PH07
- PH08
- PH09
- PH10
- PH11
- PH12
- PH13
- PH14
- PH15
- PH16
- UNDERBURDEN
- BASAL SAND
- BAYOVAR 12 CONCESSION
- PRIMARY ACCESS ROUTE
- ACTIVE SECTION

250 125 0 250 Metres 500 750 1000

SCALE 1:25,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE N-S CROSS-SECTION: 15-15'

CONSULTANT
Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	TM

PROJECT No.	CONTROL	Rev.	FIGURE
1411495			7.5

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

0 1 in

File Name: Fig7_5_NSxs14.ps

Table 7.2  Phosphorite Bed Thickness and P2O5 Grade Summary Statistics

Phosphorite Bed	Intercept Count	Mean Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)	Mean P2O5 (wt.%)	Minimum P2O5 (wt.%)	Maximum P2O5 (wt.%)
PH01	62	0.50	0.22	0.72	12.60	6.14	17.12
PH02	62	0.89	0.47	1.26	11.77	7.13	15.87
PH03	62	0.48	0.10	0.94	19.59	10.89	24.32
PH04	60	0.31	0.10	1.04	16.08	6.78	23.72
PH05	61	0.45	0.10	1.06	9.49	5.08	16.07
PH06	62	0.58	0.25	0.92	12.99	6.35	19.12
PH07	62	0.60	0.24	1.58	10.20	5.56	14.94
PH08	62	0.48	0.10	1.45	10.85	7.00	20.83
PH09	62	0.50	0.10	0.87	11.72	7.08	18.31
PH10	62	0.47	0.10	1.03	10.70	5.88	16.71
PH11	62	0.40	0.16	0.89	13.38	7.04	19.56
PH12	62	0.51	0.10	0.94	14.82	6.41	23.64
PH13	62	1.06	0.43	1.76	13.47	7.94	19.23
PH14	57	0.27	0.10	1.00	9.15	4.81	17.37
PH15	55	0.40	0.10	1.04	8.55	4.05	15.85
PH16	61	0.36	0.10	0.97	7.44	2.91	11.47
All Beds	976	0.52	0.10	1.76	12.25	2.91	24.32
Note: Mean P2O5 grades are thickness weighted.

Table 7.3  Diatomite Bed Thickness and P2O5 Grade Summary Statistics

Diatomite Bed	Intercept Count	Mean Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)	Mean P2O5 (wt.%)	Minimum P2O5 (wt.%)	Maximum P2O5 (wt.%)
IB02	62	8.76	7.85	9.93	1.85	1.12	3.54
IB03	61	1.45	0.77	1.99	1.77	1.00	3.72
IB04	62	1.40	0.54	2.83	1.62	1.00	3.31
IB05	62	1.96	1.39	2.76	2.07	1.00	4.71
IB06	62	2.32	1.57	3.20	2.70	1.00	5.44
IB07	62	2.43	1.80	3.38	2.96	1.30	5.19
IB08	62	2.87	1.66	3.54	3.56	1.91	5.15
IB09	62	1.67	0.90	2.60	4.05	2.39	5.59
IB10	62	2.15	0.63	3.64	4.66	1.45	6.50
IB11	62	2.96	2.26	4.41	1.51	1.00	3.18
IB12	62	3.48	2.31	4.74	3.28	1.83	5.71
IB13	62	1.11	0.41	1.90	3.62	2.00	5.64
IB14	61	1.25	0.46	1.79	3.31	1.56	6.24
IB15	62	2.05	1.10	2.97	2.42	1.00	3.70
IB16	62	3.35	1.23	4.55	2.16	1.00	5.29
All Beds	928	2.62	0.41	9.93	2.60	1.00	6.50
Note: Mean P2O5 grades are thickness weighted.

October 2015 Report No. 1411495-TR	60

ITEM 8

DEPOSIT TYPES

8.1

Genetic Model

The following section summarizes the deposit type and genetic model as presented by Simandl et al. (2012), Mosier (in Cox and Singer, 1992), Garrison (1992), Follmi (1996) Froelich et al. (1988), and Cheney et al. (1979).

The Bayovar-Sechura phosphate deposit is a sedimentary phosphate deposit, also commonly referred to as upwelling phosphate deposits, stratiform phosphate deposits or phosphorite deposits.  Sedimentary phosphate deposits are stratiform bodies that commonly comprise alternating mineralized and barren zones; the individual zones can range from sub-metre thickness up to tens of metres thick, with the overall thickness of mineralized and barren sequence commonly forming in excess of several hundred metres.  The deposits typically cover significant areal extents, often extending for tens or hundreds of kilometres in their maximum lateral dimensions.

Sedimentary phosphate deposits are biochemical in origin.  The formation of sedimentary phosphate deposits occurs throughout geological time, spanning as far back as the Proterozoic (2,500 to 542 Ma) to the present day.  On the basis of stratigraphy the Bayovar-Sechura Phosphate deposit formed during the middle Miocene with most of the phosphate deposition occurring between 8.5 to 7 Ma (Garrison, 1992).  Modern sedimentary phosphate deposits are currently forming off the Pacific coast of Peru under similar depositional conditions and controls that were in place during the Miocene deposition and formation of the Bayovar Phosphate deposit (Froelich et al., 1988).

Both paleo and modern sedimentary phosphate deposits typically develop in marine sedimentary basins that occur along passive continental margins.  Conditions favourable for the depositional and biochemical process are found in areas of warm paleoclimate (or current climate for modern day equivalents), typically occurring between the 40th parallels at the time of deposition.  The water depth at time of deposition and biogenic activity can range from 40 m to in excess of 300 m.

Sedimentary phosphate deposits form in marine sedimentary basins where upwelling, nutrient-rich, cold waters interact with the warm surface seawater layer, creating favourable conditions for intense algal bloom. Algal blooms develop as algae multiply at rapid rates in nutrient rich, shallow marine environments (allowing for significant sunlight input to aid in the photosynthetic process).  During algal blooms the algae biomass increases significantly as algae multiply.  The combination of high biomass and rapid multiplication of the algae often leads to toxic and/or anoxic conditions that prove fatal to both algae and other marine organisms.

Cycles of algal bloom and death lead to significant seafloor accumulation of organic phosphate released by the algae along with accumulation of skeletons, scales, fecal pellets and other organic debris from algae and other marine life forms in areas of upwelling activity. The decomposition of the phosphate bearing organic debris by bacteria along with the dissolution of fish bones and scales result in the precipitation of phosphate minerals in an anoxic environment within the unconsolidated seafloor sediment near the sediment-water interface.  This process is known as phosphogenesis.

Multiple cycles of marine regression and transgression and cycles of upwelling activity result in changes in the depositional environment and associated biochemical processes occurring within the host marine sedimentary basin.  These changes commonly result in the cyclical nature of the deposits, where the deposit comprises a series of alternating phosphorite and barren (or non-phosphorite) horizons of varying thickness.

October 2015 Report No. 1411495-TR	61

The primary phosphate minerals present in most sedimentary phosphate deposits are microcrystalline Fluorapatite (Ca5(PO4)3F) or Francolite (carbonate-rich Fluorapatite; Ca5(PO4)2.5(CO3)0.5F). The phosphate minerals in sedimentary phosphate deposits commonly occur as pellets, oolites, laminae, nodules and fragments of teeth, bones or shells.

The host rocks and the barren horizons within the sedimentary phosphate deposits are most commonly diatomite although mudstone, marl, limestone, volcanic ash and sandstone are also known to occur depending on changes in the depositional environment and sediment input within the basin.

October 2015 Report No. 1411495-TR	62

ITEM 9

EXPLORATION

9.1

Summary of Non-Drilling Exploration Activity

Detailed exploration activities on the Bayovar 12 Concession to date have been limited to exploration drilling during the Phase 1 (2014) and Phase 2 (2015) Focus exploration programs.

There have been no surface geochemical sampling programs conducted on the Bayovar 12 Concession and there have been no surface or airborne geophysical surveys conducted on the Bayovar 12 Concession.

The only non-drilling exploration activity on the Bayovar 12 Concession was the development of a digital topography model in August 2014.

9.2

Digital Surface (Topography) Model

Focus engaged Pacific Geomatics Ltd. of Vancouver, Canada, in August 2014 to prepare a Digital Surface Model (DSM) for the Bayovar 12 Concession. The DSM covered the entire extent of the 2014 Focus exploration area as well as most of the remainder of the Bayovar 12 Concession (Figure 9.1, Digital Surface Model Extents).

The DSM was prepared using 1.5 m SPOT6 Tristereo satellite imagery. Gross errors were fixed in the DSM in stereo. The easting and northing data was adjusted by Pacific Geomatics Ltd. to fit with available 0.50 m data for the area. Although DSM models differ from Digital Elevation Models (DEM) in that DSM’s do not process out features like vegetation and building, there are no such features present on the Bayovar 12 Concession.

October 2015 Report No. 1411495-TR	63

530533
532533
534533
536533
538533
540533
542533
9342215
9340215
9338215
9336215
9334215
9332215
N
4N
BAYOVAR
Nº 12
Agrifos

LEGEND

- 2015 Drill Hole
- 2014 Drill Hole
- Bayovar 12 Concession
- Primary Road
- Powerline
- Pipeline Right of Way

Digital Elevation Model

High : 44.1983 masl

Low : -22.5202 masl

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

1,000 0 1,000 2,000

Meters

SCALE 1:40,000 METRES

PROJECT

FOCUS VENTURES LTD.

FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT PIURA REGION, PERU

TITLE

DIGITAL SURFACE MODEL EXTENTS

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015	FIGURE: 9.1	
CHECK	JdW	30 Sep. 2015		
REVIEW	JdW	30 Sep. 2015		

G:\1411495 Focus PEA\GIS\MapFiles\Fig9.1_Focus_DEMExtentsMap_ANSI_B_11x17_Landscape_(SL).mxd

ITEM 10

DRILLING

10.1

Drilling Summary

Detailed exploration drilling activities on the Bayovar 12 Concession to date have been limited to the Phase 1 (2014) and Phase 2 (2015) Focus exploration programs.

The Phase 1 exploration program resulted in the completion of 20 HQ (63.5 mm core diameter) vertical core holes totaling 2,027 m while the Phase 2 exploration program added an additional 42 HQ vertical core holes totalling 3,944 m for an overall project total of 62 drill holes and 5,971 m.  The drill hole total depths for both programs ranged from 81 to 131 m (mean of 96 m); total depth variation was due to the location relative to the Tablazo.  All of the Phase 1 and Phase 2 drill holes were completed to their planned total depths; no drill holes were lost or abandoned due to technical or ground issues.  A summary of the Phase 1 and Phase 2 Focus drill holes is presented in Table 10.1, Phase 1 and Phase 2 Focus Drill Hole Summary.

The Phase 1 drilling was conducted on a nominal 800 by 800 m spaced grid covering approximately 27.36 km2 (2,736 Ha) of the total 125.75 km2 (12,575 Ha) of the Bayovar 12 Concession.  The Phase 1 drilling program concentrated on the western portion of the Bayovar 12 Concession.  The Phase 2 drilling expanded the nominal 800 by 800 m spaced drilling grid towards the east of the Phase 1 drilling, while also including some closer 400 by 400 m spaced drilling to allow for evaluation of shorter range thickness and grade variability.  As of the effective date of this technical report, a significant portion of the concession remained undrilled.  The complete Phase 1 and Phase 2 drill hole locations are shown on Figure 10.1, Drill Hole Location Map.

Table 10.1  Phase 1 and Phase 2 Focus Drill Hole Summary

Hole Name	Easting (m)	Northing (m)	Elevation (m amsl)	Total Depth (m)	Overburden (m)	Diatomite (m)	Phosphorite (m)	Underburden (m)
JPQ_14_01	535,722	9,338,704	29.2	105.40	47.35	45.04	8.56	4.45
JPQ_14_02	536,519	9,337,103	23.1	103.00	50.02	38.70	10.18	4.10
JPQ_14_03	536,520	9,338,703	23.4	104.60	45.75	44.48	9.62	4.75
JPQ_14_04	536,518	9,337,903	21.7	103.10	46.55	43.29	9.14	4.12
JPQ_14_05	535,717	9,337,103	28.4	112.50	53.74	45.29	9.39	4.08
JPQ_14_06	534,919	9,338,701	28.4	131.30	71.15	46.71	8.87	4.57
JPQ_14_07	534,920	9,337,101	28.3	118.60	58.59	46.43	9.61	3.97
JPQ_14_08	537,318	9,338,702	1.1	90.00	30.81	44.54	9.39	5.26
JPQ_14_09	537,331	9,337,099	24.3	107.70	50.36	42.68	10.00	4.66
JPQ_14_10	537,327	9,337,905	7.4	91.40	34.33	42.97	9.54	4.56
JPQ_14_11	538,122	9,337,906	1.6	82.00	23.17	43.72	9.63	5.48
JPQ_14_12	535,718	9,337,902	25.1	104.90	47.09	43.82	10.09	3.90
JPQ_14_13	538,114	9,338,710	1.1	88.50	27.02	46.57	9.70	5.21
JPQ_14_14	534,919	9,337,891	26.6	104.40	44.93	47.25	8.60	3.62
JPQ_14_15	534,119	9,337,904	21.4	97.50	38.00	46.82	8.84	3.84
JPQ_14_16	537,727	9,337,502	3.5	81.10	23.91	44.45	7.92	4.82

October 2015 Report No. 1411495-TR	65

JPQ_14_17	534,118	9,337,103	27.0	104.00	46.47	46.23	7.83	3.47
JPQ_14_18	537,725	9,338,301	0.6	85.50	26.36	45.92	7.69	5.53
JPQ_14_19	534,120	9,338,704	22.7	101.00	39.51	47.43	9.75	4.31
JPQ_14_20	537,314	9,336,302	29.4	110.80	52.31	42.74	10.27	5.48
JPQ_15_21	536,920	9,339,109	5.9	92.40	31.15	47.98	6.95	6.25
JPQ_15_22	536,921	9,338,303	4.5	91.40	30.13	37.72	6.91	5.58
JPQ_15_23	536,922	9,337,498	23.7	105.50	48.52	42.08	7.06	4.94
JPQ_15_24	536,924	9,336,708	24.0	105.00	47.96	45.43	6.21	5.40
JPQ_15_25	537,703	9,336,707	28.3	107.60	51.59	42.33	7.23	4.77
JPQ_15_26	539,341	9,336,716	0.3	91.80	33.10	44.09	6.95	5.45
JPQ_15_27	539,319	9,337,504	-0.7	90.60	30.81	44.02	7.47	5.40
JPQ_15_28	537,320	9,339,502	0.6	87.20	21.84	48.80	8.64	5.82
JPQ_15_29	539,319	9,339,105	0.5	90.50	26.90	46.99	7.44	5.66
JPQ_15_30	536,920	9,339,904	5.9	98.20	32.16	49.57	8.88	4.95
JPQ_15_31	538,119	9,339,508	1.4	86.70	21.94	47.26	9.80	5.47
JPQ_15_32	538,921	9,339,504	1.1	92.10	23.27	47.55	8.85	5.83
JPQ_15_33	537,720	9,339,900	1.2	91.30	28.60	47.63	6.99	6.84
JPQ_15_34	539,723	9,337,904	1.0	95.20	34.08	44.04	8.49	5.73
JPQ_15_35	537,719	9,338,703	0.3	88.20	25.00	45.48	7.73	5.43
JPQ_15_36	539,319	9,338,303	1.1	90.60	30.00	45.99	7.04	6.17
JPQ_15_37	537,319	9,338,304	0.2	84.40	22.38	43.56	9.01	5.01
JPQ_15_38	538,922	9,338,704	0.8	87.00	25.16	46.33	7.83	5.53
JPQ_15_39	538,113	9,338,305	1.1	85.20	22.62	47.22	6.97	5.40
JPQ_15_40	533,316	9,338,702	26.7	102.00	41.55	44.81	8.85	6.79
JPQ_15_41	533,319	9,337,106	27.0	104.50	43.42	49.45	8.56	3.07
JPQ_15_42	533,319	9,335,504	31.8	106.70	45.80	49.53	7.07	4.30
JPQ_15_43	538,118	9,337,100	0.1	84.45	27.33	43.49	8.49	5.14
JPQ_15_44	538,521	9,339,103	1.1	87.80	25.23	46.70	8.84	7.03
JPQ_15_45	537,714	9,339,101	1.3	88.10	28.55	46.67	6.92	5.96
JPQ_15_46	538,520	9,338,306	1.1	86.40	23.86	48.29	7.54	6.71
JPQ_15_47	538,522	9,337,506	0.8	82.50	21.60	47.08	5.68	6.42
JPQ_15_48	538,520	9,336,703	1.0	86.10	28.33	43.26	7.95	6.56
JPQ_15_49	538,121	9,336,301	1.8	85.00	30.00	42.08	7.74	5.18
JPQ_15_50	538,921	9,336,303	0.4	88.90	32.99	43.48	7.01	5.42
JPQ_15_51	538,920	9,337,106	0.8	87.50	31.25	43.43	7.45	5.37
JPQ_15_52	538,919	9,337,906	1.0	90.00	30.98	45.38	7.93	5.71
JPQ_15_53	539,718	9,336,306	1.5	97.00	41.46	41.24	7.96	6.34
JPQ_15_54	539,722	9,337,106	0.1	95.40	40.17	42.54	7.15	5.54
JPQ_15_55	540,522	9,337,883	0.7	100.50	39.40	43.71	7.22	6.51
JPQ_15_56	537,721	9,337,904	0.1	82.20	19.65	45.79	7.61	5.11

October 2015 Report No. 1411495-TR	66

JPQ_15_57	541,321	9,337,898	0.4	105.60	44.28	42.01	7.94	6.49
JPQ_15_58	540,517	9,337,100	-0.5	100.40	42.47	43.29	6.56	6.45
JPQ_15_59	540,518	9,338,702	0.1	96.20	33.55	45.56	7.00	6.29
JPQ_15_60	536,119	9,339,903	29.7	120.20	54.30	49.07	7.17	9.66
JPQ_15_61	536,517	9,339,505	26.5	112.60	52.20	44.70	7.52	6.88
JPQ_15_62	539,723	9,338,702	1.5	93.00	31.86	44.42	8.63	5.82

October 2015 Report No. 1411495-TR	67

532938
533938
534938
535938
536938
537938
538938
539938
540938
541938
9341938
9340938
9339938
9338938
9337938
9336938
9335938
9334938
N
Chiclayo-Bayovar Road
4N
JPQ_15_60
JPQ_15_30
JPQ_15_33
JPQ_15_61
JPQ_15_28
JPQ_15_31
JPQ_15_32
JPQ_15_21
JPQ_15_45
JPQ_15_44
JPQ_15_29
JPQ_15_40
JPQ_14_19
JPQ_14_06
JPQ_14_01
JPQ_14_03
JPQ_14_08
JPQ_15_35
JPQ_14_13
JPQ_15_38
JPQ_15_62
JPQ_15_59
JPQ_15_22
JPQ_14_18
JPQ_15_39
JPQ_15_46
JPQ_15_36
JPQ_15_37
JPQ_14_15
JPQ_14_14
JPQ_14_12
JPQ_14_04
JPQ_14_10
JPQ_15_56
JPQ_14_11
JPQ_15_52
JPQ_15_34
JPQ_15_55
JPQ_15_57
JPQ_15_23
JPQ_14_16
JPQ_15_47
JPQ_15_27
JPQ_15_41
JPQ_14_17
JPQ_14_07
JPQ_14_05
JPQ_14_02
JPQ_14_09
JPQ_15_43
JPQ_15_51
JPQ_15_54
JPQ_15_58
JPQ_15_24
JPQ_15_25
JPQ_15_48
JPQ_15_26
JPQ_14_20
JPQ_15_49
JPQ_15_50
JPQ_15_53
JPQ_15_42
G:\1411495 Focus PEA\GIS\MapFiles\Fig6.1_10.1_Focus_DrillLocationMap_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND

- Bayovar 12 Concession
- 2015 Drill Hole
- 2014 Drill Hole
- Primary Road
- Powerline
- Pipeline Right of Way

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

500 0 500 1,000
Meters

SCALE 1:30,000 METRES

PROJECT

FOCUS VENTURES LTD.

FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT PIURA REGION, PERU

TITLE

DRILL HOLE LOCATION MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015		
CHECK	JdW	30 Sep. 2015	FIGURE: 10.1	
REVIEW	JdW	30 Sep. 2015

10.2

Drilling Results

All 62 of the Phase 1 and Phase 2 drill holes intercepted the full sequence of target phosphorite beds.  The entire sequence of 16 phosphorite beds spanned a total mean thickness of 47.4 m (range of 43.3 to 50.6 m) including interburden diatomite beds.  Depths from surface to the roof of the upper most phosphorite bed (PH01) ranged from 62.6 m below surface in the Tablazo area to 25.5 m below surface in the low area to the east of the Tablazo (overall mean of 39.8 m below surface).  The floor of the lower most phosphorite bed (PH16) ranged from 104.4 m below surface in the Tablazo area to 73.1 m below surface in the low area to the east (overall mean of 86.8 m below surface).

Drill hole thickness and grade statistics for the individual phosphorite beds are presented in Table 10.2, Phosphorite Bed Thickness and P2O5 Grade Summary Statistics. Drill hole thickness and grade statistics for the individual diatomite beds are presented in Table 10.3, Diatomite Bed Thickness and P2O5 Grade Summary Statistics. Geological sections and isopleth maps are presented in Item 14 of this technical report.

Table 10.2  Phosphorite Bed Thickness and P2O5 Grade Summary Statistics

Phosphorite Bed	Intercept Count	Mean Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)	Mean P2O5 (wt.%)	Minimum P2O5 (wt.%)	Maximum P2O5 (wt.%)
PH01	62	0.50	0.22	0.72	12.60	6.14	17.12
PH02	62	0.89	0.47	1.26	11.77	7.13	15.87
PH03	62	0.48	0.10	0.94	19.59	10.89	24.32
PH04	60	0.31	0.10	1.04	16.08	6.78	23.72
PH05	61	0.45	0.10	1.06	9.49	5.08	16.07
PH06	62	0.58	0.25	0.92	12.99	6.35	19.12
PH07	62	0.60	0.24	1.58	10.20	5.56	14.94
PH08	62	0.48	0.10	1.45	10.85	7.00	20.83
PH09	62	0.50	0.10	0.87	11.72	7.08	18.31
PH10	62	0.47	0.10	1.03	10.70	5.88	16.71
PH11	62	0.40	0.16	0.89	13.38	7.04	19.56
PH12	62	0.51	0.10	0.94	14.82	6.41	23.64
PH13	62	1.06	0.43	1.76	13.47	7.94	19.23
PH14	57	0.27	0.10	1.00	9.15	4.81	17.37
PH15	55	0.40	0.10	1.04	8.55	4.05	15.85
PH16	61	0.36	0.10	0.97	7.44	2.91	11.47
All Beds	976	0.52	0.10	1.76	12.25	2.91	24.32
Note: Mean grades are thickness weighted

October 2015 Report No. 1411495-TR	69

Table 10.3  Diatomite Bed Thickness and P2O5 Grade Summary Statistics

Diatomite Bed	Intercept Count	Mean Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)	Mean P2O5 (wt.%)	Minimum P2O5 (wt.%)	Maximum P2O5 (wt.%)
IB02	62	8.76	7.85	9.93	1.85	1.12	3.54
IB03	61	1.45	0.77	1.99	1.77	1.00	3.72
IB04	62	1.40	0.54	2.83	1.62	1.00	3.31
IB05	62	1.96	1.39	2.76	2.07	1.00	4.71
IB06	62	2.32	1.57	3.20	2.70	1.00	5.44
IB07	62	2.43	1.80	3.38	2.96	1.30	5.19
IB08	62	2.87	1.66	3.54	3.56	1.91	5.15
IB09	62	1.67	0.90	2.60	4.05	2.39	5.59
IB10	62	2.15	0.63	3.64	4.66	1.45	6.50
IB11	62	2.96	2.26	4.41	1.51	1.00	3.18
IB12	62	3.48	2.31	4.74	3.28	1.83	5.71
IB13	62	1.11	0.41	1.90	3.62	2.00	5.64
IB14	61	1.25	0.46	1.79	3.31	1.56	6.24
IB15	62	2.05	1.10	2.97	2.42	1.00	3.70
IB16	62	3.35	1.23	4.55	2.16	1.00	5.29
All Beds	928	2.62	0.41	9.93	2.60	1.00	6.50
Note: Mean grades are thickness weighted

Core recovery for all units was very good, with mean core recovery of 99% (range of 42% to 100%) during the Phase 1 program and mean core recovery of 99% (range of 19% to 100%) during the Phase 2 program.  There were only 125 occurrences with core recovery less than 90% and only 19 occurrences where core recovery was less than 50%.  The core recovery within the phosphorite beds mirrored the overall recovery values with a mean of 99% (range of 42% to 100%) but with only 34 occurrences of recovery less than 90% and only two occurrences where core recovery was less than 50%.

Overall the Rock Quality Designation (RQD) for all units was fair to excellent with a mean RQD of 76% (range of 0% to 100%).  The RQD within the phosphorite beds showed a slight improvement over the RQD for all units, with a mean of 85% (range of 0% to 100%), considered good to excellent.

A total of 6,980 half core (hand split) samples were collected through the entire diatomite (4,494 samples) and phosphorite (2,845 samples) sequence in all 62 drill holes. Sample interval lengths ranged from 0.08 to 0.97 m (mean of 0.25 m) in the phosphorite and 0.01 to 1.27 m (mean of 0.58 m) in the diatomite.  A detailed discussion of the analysis methods and the analytical results from the sampling program are presented in Item 11 of this technical report.

October 2015 Report No. 1411495-TR	70

10.3

Drilling Procedures and Methodology

The following sections detail the exploration drilling program procedures and methodology employed by Focus during the Phase 1 and Phase 2 Focus exploration programs.

10.3.1

Drilling Methodology

All 62 drill holes in the Phase 1 and Phase 2 Focus Exploration programs were drilled by RAM Peru S.A.C using two skid-mounted Boart Longyear (one LY-44 and one LM-75 model) wireline drill rigs (Plate 10.1) with a maximum depth capacity of approximately 530 m for HQ core drilling.  All 62 drill holes were drilled vertical, recovering HQ size (63.5 mm core diameter) core.  Downhole directional surveys were not performed on the drill holes; given the short total length of the holes, the orientation of stratigraphy or fabrics in the rocks (oriented normal to the drill hole) and the broad overall drill spacing (400 to 800 m centres) lateral deviation of the drill holes was deemed negligible.

Drilling was conducted on a single 12 hour shift each day.  Typical drilling rate was 1 to 1.5 days per drill hole.  Drilling of the 20 Phase 1 drill holes commenced on March 1, 2014 and was completed on April 5, 2014 while drilling of the 42 Phase 2 drill holes commenced on April 14, 2015 and was completed on May 20, 2015.

Drill site supervision, core logging and sampling duties were performed by Focus senior geologists and technical personnel.

Plate 10.1  Drilling on the Bayovar 12 Concession

October 2015 Report No. 1411495-TR	71

10.3.2

Drill Hole Location Methodology

All drill hole platforms were located by Focus senior geologists using a handheld Garmin GPS.  The planned drill holes were located on a nominal 800 by 800 m spaced grid with the exception of a small area where drilling was performed on 400 by 400 m centres to allow for evaluation of short range variability.  In total the Phase 1 and Phase 2 drilling covered approximately 27.36 km2 (2,736 Ha).

After completion, drill holes are sealed with a cement monument (Plate 10.2) and marked clearly using PVC pipe or wooden stakes to withstand wind and sand dune cover.  The drill hole name, total depth and completion date were inscribed in the cement monument prior to the cement setting.

On completion of the drill program all cement monuments were surveyed by a professional land surveyor using Total Station GPS to record collar surveys to an accuracy of +/-0.1m in X, Y and Z dimensions. The surveying was performed by Peruanas de Inversiones R & L S.A.C., of Chiclayo Peru.

Plate 10.2  Cement monument marking 2014 Bayovar 12 Drill Hole

10.3.3

Core handling and Visual Logging Methodology

Exploration Data Collection and Documentation

All measurements, observations, sample intervals and other associated information collected during the core logging and sampling process were recorded by the Focus geologists directly into an Excel drill hole logging datasheet for each individual drill hole.  All digital data entry was performed by the geologist at the time of logging rather than being transcribed at a later date.  All information pertaining to an individual drill hole was

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recorded on specialized tabs within the single excel file for that drill hole, allowing for single source for records for each individual drill hole.  The drill hole logging datasheet included tabs for:

▪

Collar location and completion details;

▪

Drill hole orientation;

▪

Downhole lithology observations;

▪

Phosphate mineralization observations;

▪

RQD and Total Core Recovery measurements and calculations;

▪

Geotechnical observations and measurements;

▪

Sampling intervals and analytical QA/QC insertion records; and,

▪

Imported analytical results.

Core Handling

Core was boxed at the drill site and transported to the secure core logging facility (Plate 10.3) by Focus or RAM drilling personnel on a daily basis.  The core boxes were laid out sequentially and visually inspected to ensure all boxes were accounted for and that core boxes and depth markers were clearly labeled and in the correct downhole order.

For the phase 1 drill program the Focus core logging facility was located inside the secure (gated and armed guard) JPQ port facility. The core logging area was purpose built and included areas for logging, core splitting and sampling. Core was stored on covered steel core racks while awaiting logging and sampling. For the Phase 2 drilling program up to present, logging and storage facilities were re-located to a secured property in Piura (Plate 10.4).

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Plate 10.3  Phase 1 Focus core logging facility

Plate 10.4  Core storage racks at the Focus Phase 2 core logging facility

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Core Photography

Before core splitting, logging and sampling commenced each complete core box was photographed using a tripod mounted digital camera and photos were archived for reference purposes (Plate 10.5). The core photography set up was standardized so that all core box photographs were consistent in terms of quality, scale and resolution.  Drill hole names and depth marker blocks were oriented so as to be clearly read in each photograph.  In addition to the core box photographs, detailed close-up photographs were also taken for any stratigraphic, structural, mineralization or other features of interest.  All photos were labeled using a systematic numbering system that clearly indicates drill hole name and depth interval in the photograph name.  Photographs were reviewed by the geologist to ensure they met the required standards prior to splitting the core.

Geotechnical Logging

Once photographed the core was reoriented and fitted together as appropriate prior to measuring the length of core recovered for every drill interval and calculating the Total Core Recovery; the recovered length and Total Core Recovery were recorded in the drill logging sheet.  The RQD was also calculated for each drill run by counting the number of whole core pieces that were equal to or greater than 10 cm in length.  The RQD results were recorded in the drill logging datasheet.  Observations on the spacing, frequency and infill material on joints and fractures were also recorded in the drill logging datasheet.

Plate 10.5  Example core box photograph

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Core Splitting

Once the Total Core Recovery, RQD and other geotechnical observations were recorded on the whole core, a longitudinal cut line was marked on the core by the logging geologist.  The logging geologist also marked the core to indicate which side would be sampled and which side would be retained for reference so that the same side of the core was submitted from consecutive sample intervals to avoid any sample selection bias.

Once marked up the core was moved to the sample splitting stations in the Focus core facility.  The core for the entire drill hole was split longitudinally by hand by Focus technical personnel.  A core technician placed individual core segments in a form to hold the core in place on the splitting bench.  A 3 to 5 mm deep groove was then cut along the longitudinal cut line on the core segment using a hand saw (Plate 10.6).  A cleaver was then placed in the cut and gently struck with a hammer to split the core in half (Plate 10.7).  This procedure was used on most of the core except in instances where the material was very soft, in which case it was split by a knife or sampling spoons.  This core splitting method allowed for the best results in terms of maintaining core segment integrity (over a mechanical vise style sample splitter or water cooled saw) as well as providing a natural fracture surface that allowed for easy evaluation of fine textural features and estimation of apatite pellets that was not possible on the polished cut surfaces created by a rock saw.

Plate 10.6  Cutting longitudinal line on core prior to splitting

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Plate 10.7  Splitting core with cleaver

Descriptive Logging

Once split, both halves of the core segments were carefully returned to the core box and then the boxes were returned to the core logging benches and laid out in down hole order to allow for detailed logging of the lithology, structure and mineralization.

Lithology descriptions included down hole depth intervals, colour, grain size, porosity, facies type, interpreted unit name and a detailed comment or description of each interval.  A new interval record was created in the descriptive log any time a change in the colour, grain size, facies or geological unit occurred.  The logging geologist marked observed and interpreted geological unit and facies interval boundaries on the core during the visual logging process (Plate 10.8).  All lithology interval descriptions were then recorded directly into the drill logging datasheet by the logging geologist (Plate 10.9).

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Plate 10.8  Geologist logging core

Plate 10.9  Geologist entering logging data and observations

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Grade Estimation

Once the lithology logging process was completed and the geological unit and facies boundaries were determined and marked on the core by the logging geologist, the diatomite and phosphorite intervals identified in the visual logging process were inspected by the logging geologist using a magnified hand lens.  Using the hand lens and a set of percentage composition estimation charts the logging geologist identified grade zones based on estimating the apatite pellet contents in each interval (10.10).  Individual diatomite and phosphorite intervals were subdivided into multiple grade intervals whenever there were 5% changes (positive or negative) in the estimated pellet content.

The grade estimation process for all 62 Phase 1 and Phase 2 drill holes was performed by two senior geologists to minimize variability and/or bias in the grade estimation process.  The two senior geologists regularly cross checked each other’s estimates to ensure they were consistently estimating grade intervals.

Once the grade intervals were established and marked on the drill core, the logging geologist recorded the percentage, type (pellets, ooids, teeth, bone fragments etc.), grain size, shape, colour and a detailed description for each interval directly into the drill logging datasheet.

Once the grade estimation process was completed the core was ready for the sampling process.  A detailed discussion of the sampling, analyses and analytical QA/QC process is presented in Item 11 of this technical report.

Plate 10.10  Geologist estimating pellet content in phosphorite and diatomite bed

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10.4

Drilling Factors Impacting Accuracy and Reliability of Results

It is Golder’s opinion that the Phase 1 and Phase 2 exploration programs were carried out by Focus personnel according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).  The methodology and procedures were well defined and documented prior to commencing with the drilling and sampling programs.  All components of the programs were conducted according to the methodology and procedures and were well documented by Focus technical personnel.  All Phase 1 and Phase 2 exploration work for the drilling programs appears to have been performed by experienced and qualified personnel, including Focus personnel as well as third party contractors.

The overall drill core recovery was very good (mean of 99%), and was very good within the phosphorite beds (mean of 99%).  The RQD was fair to excellent overall (mean of 76%) and was good to excellent within the phosphorite beds (mean of 85%).  All drill holes were completed to their planned total depths and all drill holes intercepted the complete sequence of phosphorite and diatomite beds as predicted prior to drilling.

Golder is not aware of any factors or concerns regarding the accuracy and reliability of the results from the Phase 1 and Phase 2 Focus exploration programs.

10.5

Interpretation of Drilling Results

The drilling results from the Phase 1 and Phase 2 exploration programs were reviewed and interpreted independently by the Focus senior geologists and by the Golder Qualified Person.  Drill hole lithology and grade data was used to confirm the roof and floor picks for each of the phosphorite intervals as well as the various overburden, interburden and underburden units.  Drill hole fences were used to confirm the hole to hole correlation of the phosphorite beds and overburden, interburden and underburden units.  A detailed discussion of the interpretation and geological modelling process is presented in Item 14 of this technical report.

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ITEM 11

SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1

Sample Summary

Sampling and phosphate analyses activities on the Bayovar 12 Concession to date have been limited to sampling of exploration drill core during the Focus Phase 1 and Phase 2 exploration programs.

As part of the Phase 1 and Phase 2 exploration programs a total of 6,980 half core (hand split) samples were collected through the entire diatomite (4,494 samples) and phosphorite (2,845 samples) sequence in all 62 drill holes. Sample interval lengths ranged from 0.08 to 0.97 m (mean of 0.25 m) in the phosphorite and 0.10 to 1.27 m (mean of 0.58 m) in the diatomite.

All Phase 1 and Phase 2 samples were submitted to Certimin laboratory in Lima, Peru for primary analyses.  Pulp duplicates were submitted to the SGS Laboratory in Lima for secondary check assay analyses.

The standard analytical package performed on all diatomite and phosphorite samples was as follows:

▪

P2O5 (gravimetric analysis);

▪

major oxides (ICP-OES analysis); and,

▪

SiO2 (gravimetric analysis).

In addition to the analyses indicated above, samples were collected and submitted to Certimin for moisture and relative density analysis by water displacement method during Phase 1 and Phase 2 drilling programs.  Due to sample handling and processing issues with the Phase 1 density samples it was determined by Focus and Golder that the Phase 1 relative density samples had experienced moisture loss due to air drying and the samples and analytical results were deemed unreliable for determining moisture content and relative density. During Phase 2 exploration work Focus personnel applied special sample selection and handling procedures to ensure collection of reliable relative density samples for the individual phosphorite and interburden beds as well as for  the general overburden and underburden units.

The following sections detail the sample selection, collection, transport, preparation and analyses procedures and methodology employed by Focus during the Phase 1 and Phase 2 exploration programs.

11.2

Sampling Methodology and Procedures

11.2.1

Sample Interval Identification

Sample intervals were marked on the drill core and recorded in the drill logging datasheet by the Focus logging geologist.  Sample interval lengths ranged from 0.08 to 0.97 m (mean of 0.25 m) in the phosphorite and 0.10 to 1.27 m (mean of 0.58 m) in the diatomite.

Focus sampled the entire continuous sequence of diatomite and phosphorite in each drill hole so that there were no gaps in the downhole sampling record.  This was done to provide detailed interburden dilution grade data and to allow for the potential evaluation of bulk mining of closely spaced during later modelling, mine planning and processing activities.  The continuous sampling also provided flexibility in adjusting phosphorite and diatomite boundaries should the analytical results support such adjustment in areas where the contacts were gradational or grade variation was difficult to assess.

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11.2.2

Sample Collection and Packaging

Once each sample interval was recorded in the drill logging datasheet the logging geologist selected each sample in sequence (Plate 11.1) and placed each one inside a plastic sample bag pre-labeled with the sample number.  A sample tag was also placed inside the sample bag before the bag was sealed with a cable tie (Plate 11.2).  When the core was moist the phosphorite samples were wrapped in brown paper (Plate 11.3) before being placed in the sample bags to prevent the phosphorite sample from sticking to the sample bag.  The sample number and the sample interval from and to depths were recorded in the directly into the drill logging datasheet by the logging geologist.

The sealed sample bags were then placed in 70 litre plastic sample barrels (Plate 11.4).  Each sample barrel held 43 packaged samples; once full the barrels were sealed with a metal clamp and were held in the core facility until a shipment batch (approximately 8 barrels) were ready for transport to the primary analytical laboratory facility.

The remaining un-sampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were racked on the metal core storage racks at the logging facility.

Plate 11.1  Geologist sampling core

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Plate 11.2  Bagged samples

Plate 11.3  Wrapping phosphorite sample in brown paper to prevent sticking in sample bag

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Plate 11.4  Samples packaged for shipping

11.2.3

Insertion of Field Quality Assurance/Quality Control Standards

Field QA/QC samples were inserted into the sampling stream by the logging geologist during the sampling process.  The QA/QC field standards used by Focus included:

▪

¼ Core Duplicates – ¼ core duplicate assay sample (using half of the split core that was retained for reference purposes.

▪

Coarse Blanks – coarse, locally sourced diatomite from the barren Upper Diatomite Series (above the Diana ore zone). Five samples were processed and analysed for P2O5 (gravimetric analysis) at Certimin and 5 samples were analysed at SGS (both laboratories located in Lima, Peru); all of the coarse blank characterization samples returned P2O5 values of less than 5 wt.%.

▪

Pulp Blanks – Three commercially prepared pulp blanks were purchased from Canadian Resource Laboratories Ltd. of Canada.  The pulp blanks (P5B, CDN-BL-4 and CDN-BL-10) were sourced from igneous rocks and were not ideally suited to phosphate and will be replaced with a more appropriate matrix matched commercial pulp blank in the future.

▪

Certified Reference Materials – Four commercially prepared certified reference material standards (CRM’s) were purchased from Geostats Pty Ltd of Australia.  The CRM’s were matrix matched from sedimentary phosphate in Tunisia and Australia.  The following standards were used by Focus:

▪

GPO 14 - 24.52 wt.% P2O5

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▪

GPO 16 - 17.76 wt.% P2O5

▪

GPO 17 – 13.55 wt.% P2O5

▪

GPO 18 – 15.09 wt.% P2O5

The field standards were inserted randomly into the sample number sequence by the logging geologist.  The field standards were placed in a plastic sample bag and secured with a cable tie in the same fashion as the regular analytical samples. Generally, one CRM and one blank (either coarse or pulp blank) was inserted every 20 samples but were not inserted at regular intervals or at the same location in each drill hole.  The logging geologist generally tried to insert the mineralized CRM standards within zones of similar estimated grade of mineralization in the sample sequence before, within or immediately after the mineralized sample. Blanks were inserted at the end of mineralized runs to measure carry-over etc.

Each sample submission batch was nominally the same size (43 samples) and was designed to include as a minimum the following standards in each batch:

▪

2 ¼ Core duplicates

▪

2 CRM’s (grade matched to the estimated mineralization)

▪

2 blanks (either coarse or pulp)

A detailed discussion of the QA/QC analysis and results is presented later in this section.

11.3

Sample Preparation and Analytical Methodology and Procedures

11.3.1

Primary and Secondary Analytical Laboratories

All sample preparation and primary analyses for all samples from the Phase 1 and Phase 2 exploration programs was performed at the Certimin S.A (Certimin) laboratory in Lima Peru.  The Certimin laboratory is an ISO 9001:2008 and ISO 14001:2004 certified and Peruvian Government National Accreditation Service (INDECOPI) accredited analytical laboratory with certificates in good standing (certificate renewal date : May 2019).  Certimin has significant experience providing analytical services to the phosphate exploration and other exploration industries in Peru.

As part of the Phase 1 and Phase 2 analytical QA/QC programs, select pulp duplicates were submitted to the SGS del Peru S.A.C. (SGS) Laboratory in Callao (Lima) Peru for the purpose of performing check assay analyses.  The SGS laboratory is an ISO 9001:2008 certified and Peruvian Government National Accreditation Service (INDECOPI) accredited analytical laboratory with certificates in good standing (certificate renewal date : December 2017).  SGS has significant experience providing analytical services to the phosphate exploration and other exploration industries in Peru.

11.3.2

Sample Preparation

All Phase 1 and Phase 2 sample preparation work was performed at the Certimin laboratory.  Focus personnel delivered the samples to the sample receiving area (Plate 11.5).  Certimin immediately inspected the sample batch and sample submission sheets from Focus to ensure all samples were accounted for and the required analyses were clearly indicated.

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Plate 11.5  Certimin sample reception and check-in area

The Focus samples were then checked into the laboratory computer database and a bar code label was printed and placed on each sample bag; a unique sample bar code was provided for the sample preparation phase and then a second unique sample bar code was provided for the analytical sample upon completion of the sample preparation process.

Once the samples were checked in to the database they were weighed on a balance (Plate 11.6) and the value was entered in to the database sample record.  Temperature and humidity were recorded (once daily at 8 am) in the sample reception and weighing area to ensure that all samples are processed and weighed under constant conditions.

The samples were then placed on trays and dried in an oven (Plate 11.7) to remove any free moisture.

Following the drying process, the samples move to the primary crusher (Plate 11.8) where they were crushed to pass a 2 mm (#10 mesh) screen.  Quartz was used to clean the crusher after every 10 samples.

The crushed material was then passed through a riffle splitter to separate the sample and reject material.  Every 43 samples Certimin creates a lab duplicate sample; for batches of less than 43 samples they will prepare a minimum of one lab duplicate sample.

The reject from the riffle splitter was placed in a sample bag and then placed in rice bags and stored in the reject storage area (stored for up to three months).

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Plate 11.6  Sample weighing station

Plate 11.7  Sample drying oven

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Plate 11.8  Primary Crusher

Following crushing and splitting, the sample then moved to a disc grinder (Plate 11.9) where it was milled to pass a 106 micron (#140 mesh) screen.  The disc grinder was cleaned with quartz every 5 samples.

The milled product was then weighed, entered into the computer system and placed in a sample envelope.  A new sample bar code was assigned to the milled sample and the sample was placed in a box (Plate 11.10) with the other samples from the batch prior to being delivered to the analytical laboratory for analyses.

Prior to delivering the sample boxes to the analytical laboratory the laboratory internal standards and replicates were inserted into the sample batch.  The laboratory internal standards were assigned sample number bar codes and were packaged in the same manner as the analysis samples so they couldn’t be identified as standards by the analytical laboratory personnel.

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Plate 11.9  Disc grinder

Plate 11.10  Boxed samples ready for analysis

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The Laboratory internal standards and replicates were inserted into each sample batch according to the following schedule:

▪

2 laboratory duplicates;

▪

1 blank;

▪

1 standard rock;

▪

1 standard oxide;

▪

1 pulp duplicate; and,

▪

1 reject duplicate.

Following the completion of the analyses, the remaining analysis sample material was returned to the sample preparation area and the samples were stored in boxes (Plate 11.11) along with the sample reject material for three months.

Typical sample preparation processing time, from receipt of the samples to delivery to the analytical lab, was two days.

Plate 11.11  Sample storage area

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11.3.3

Sample Analyses

The standard analytical package performed on all diatomite and phosphorite samples was as follows:

▪

P2O5 by gravimetric analysis (Plate 11.12);

▪

major oxides by ICP-OES analysis (Plate 11.13); and,

▪

SiO2 by gravimetric analysis.

During the Phase 1 analytical program the standard analytical package was performed on all samples (both phosphorite and diatomite) while during the Phase 2 program P2O5 (gravimetric analysis) was first performed on all samples followed by major oxides (ICP-OES analysis) and SiO2 (gravimetric analysis).

In addition to the analyses indicated above, samples were collected and submitted to Certimin for moisture and relative density analysis by water displacement method during Phase 1 and Phase 2 drilling programs.  Due to sample handling and processing issues with the Phase 1 density samples it was determined by Focus and Golder that the Phase 1 relative density samples had experienced moisture loss due to air drying and the samples and analytical results were deemed unreliable for determining moisture content and relative density. During Phase 2 exploration work Focus personnel applied special sample selection and handling procedures to ensure collection of reliable relative density samples for the individual phosphorite and interburden beds as well as for  the general overburden and underburden units.

Balances for the gravimetric analyses undergo annual calibration/certification and are checked daily using a set of mass standards.  The Certimin ICP-OES is set up to run a check analysis on a suite of internal standards and blanks every 30 samples.

Following completion of the required analyses the results are reviewed by the laboratory internal QA/QC manager to ensure all internal standard and replicate analysis results are within the accepted tolerance.  Once approved the database reassigns the original client sample number to the record in the database and the analysis certificates and data spreadsheets are prepared and delivered to the client.

11.3.4

Analytical Results

Analyses were performed by Certimin on a total of 6,980 samples from the entire diatomite (4,494 samples) and phosphorite (2,845 samples) sequence in all 62 drill holes.

A summary of the analytical results for the individual phosphorite beds is presented in Table 11.1, Summary of Phosphorite Bed Analytical Results. A summary of the analytical results for the individual diatomite beds is presented in Table 11.2, Summary of Diatomite Bed Analytical Results.

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Plate 11.12  Gravimetric analysis for P2O5

Plate 11.13  ICP-OES analysis for major oxides

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Table 11.1  Summary of Phosphorite Bed Analytical Results

Phosphorite Bed	Intercept Count	P2O5 (wt.%)			Al2O3 (wt.%)			CaO (wt.%)			Fe2O3 (wt.%)
		Mean	Min	Max	Mean	Min	Max	Mean	Min	Max	Mean	Min	Max
PH01	62	12.60	6.14	17.12	3.11	3.42	6.12	13.97	10.26	25.89	1.97	2.39	3.77
PH02	62	11.77	7.13	15.87	3.95	2.60	7.70	19.54	12.40	25.98	2.03	1.62	2.84
PH03	62	19.59	10.89	24.32	2.63	1.78	4.66	29.35	18.08	38.39	1.21	0.84	1.78
PH04	60	16.08	6.78	23.72	2.83	1.84	5.54	25.93	11.77	37.33	1.47	0.83	2.19
PH05	61	9.49	5.08	16.07	3.61	1.92	6.75	16.35	8.68	25.40	1.84	1.51	2.58
PH06	62	12.99	6.35	19.12	3.57	2.44	5.74	20.94	10.14	30.40	1.85	1.34	2.44
PH07	62	10.20	5.56	14.94	2.40	2.42	4.51	12.32	10.16	23.09	1.49	1.71	2.61
PH08	62	10.85	7.00	20.83	1.98	1.89	3.77	12.87	12.93	31.01	1.24	1.22	2.26
PH09	62	11.72	7.08	18.31	2.26	1.93	4.17	14.99	13.15	28.30	1.44	1.30	2.56
PH10	62	10.70	5.88	16.71	2.39	2.23	4.86	11.34	10.56	25.58	1.50	1.71	2.68
PH11	62	13.38	7.04	19.56	3.93	2.53	5.92	21.68	12.03	29.70	2.03	1.47	2.38
PH12	62	14.82	6.41	23.64	4.09	2.14	6.76	24.20	9.83	37.14	2.09	1.14	2.99
PH13	62	13.47	7.94	19.23	4.71	3.07	8.21	22.67	15.50	30.23	2.44	1.78	3.40
PH14	57	9.15	4.81	17.37	1.62	1.70	3.72	10.13	7.81	26.84	1.08	1.34	2.46
PH15	55	8.55	4.05	15.85	2.15	2.32	5.15	12.82	11.81	27.64	1.42	1.67	2.68
PH16	61	7.44	2.91	11.47	2.00	1.65	4.32	14.12	11.35	27.48	1.27	1.17	2.59
All Beds	976	12.25	2.91	24.32	3.22	1.65	8.21	18.30	7.81	38.39	1.76	0.83	3.77
Note:	Mean grades are thickness weighted Min = minimum value Max = Maximum value

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Table 11.1 Summary of Phosphorite Bed Analytical Results continued

Phosphorite Bed	Intercept Count	K2O (wt.%)			MgO (wt.%)			Na2O (wt.%)			SiO2 (wt.%)
		Mean	Min	Max	Mean	Min	Max	Mean	Min	Max	Mean	Min	Max
PH01	62	0.46	0.53	0.91	1.02	0.98	4.76	1.43	1.13	4.45	20.95	21.36	44.71
PH02	62	0.61	0.36	1.23	1.97	0.97	4.96	1.97	1.12	4.62	35.68	28.72	51.10
PH03	62	0.45	0.29	0.77	0.95	0.70	1.62	2.30	1.43	5.52	24.25	15.55	44.16
PH04	60	0.47	0.30	0.90	1.52	0.93	2.43	2.26	1.40	5.84	30.82	16.08	50.32
PH05	61	0.56	0.28	0.99	1.87	0.99	3.41	2.31	1.27	5.82	44.52	27.70	59.90
PH06	62	0.53	0.32	0.90	1.37	0.98	2.88	2.01	1.30	4.46	37.47	24.60	51.88
PH07	62	0.33	0.34	0.61	1.87	1.93	3.85	1.07	1.14	3.85	24.53	28.51	48.50
PH08	62	0.28	0.31	0.51	1.63	1.01	5.00	1.23	1.14	4.55	26.63	21.59	50.66
PH09	62	0.31	0.28	0.58	1.62	1.19	7.06	1.17	0.93	2.99	25.89	25.10	46.37
PH10	62	0.33	0.31	0.71	0.92	0.78	4.74	1.10	1.21	2.80	27.34	28.76	48.98
PH11	62	0.57	0.33	0.90	1.43	0.95	2.21	1.75	1.33	2.82	35.04	22.55	49.70
PH12	62	0.60	0.33	1.02	1.54	0.98	3.21	1.73	1.35	2.15	32.39	16.13	49.56
PH13	62	0.66	0.40	1.18	1.93	1.02	7.75	1.58	1.01	2.11	32.15	23.85	44.20
PH14	57	0.24	0.25	0.55	1.37	0.94	4.26	0.87	1.14	2.06	24.73	25.52	57.85
PH15	55	0.31	0.35	0.72	2.48	1.02	6.83	0.95	0.98	2.44	26.45	25.87	50.88
PH16	61	0.29	0.24	0.63	4.39	3.97	9.54	0.72	0.76	1.29	19.36	17.21	46.49
All Beds	976	0.47	0.24	1.23	1.72	0.70	9.54	1.58	0.76	5.84	30.16	15.55	59.90
Note:	Mean grades are thickness weighted Min = minimum value Max = Maximum value

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Table 11.2  Summary of Diatomite Bed Analytical Results

Diatomite Bed	Intercept Count	P2O5 (wt.%)			Al2O3 (wt.%)			CaO (wt.%)			Fe2O3 (wt.%)
		Mean	Min	Max	Mean	Min	Max	Mean	Min	Max	Mean	Min	Max
IB02	62	1.85	1.12	3.54	2.25	2.09	5.02	2.44	2.19	6.15	1.99	2.60	3.83
IB03	61	1.77	1.00	3.72	1.74	1.64	4.16	2.57	1.86	7.44	1.50	1.88	2.68
IB04	62	1.62	1.00	3.31	1.34	1.33	3.27	3.99	4.43	8.99	1.15	1.38	2.11
IB05	62	2.07	1.00	4.71	1.92	1.70	5.27	3.34	2.96	8.48	1.61	1.95	2.96
IB06	62	2.70	1.00	5.44	2.35	1.45	5.35	5.45	4.26	10.65	1.70	1.75	3.08
IB07	62	2.96	1.30	5.19	1.63	1.58	3.62	4.07	3.28	9.10	1.29	1.68	2.29
IB08	62	3.56	1.91	5.15	1.57	1.52	4.73	4.25	4.08	8.56	1.22	1.54	2.83
IB09	62	4.05	2.39	5.59	2.18	2.39	4.20	6.04	5.00	12.94	1.64	2.23	2.93
IB10	62	4.66	1.45	6.50	2.09	2.24	4.49	6.76	7.00	13.49	1.49	2.01	3.16
IB11	62	1.51	1.00	3.18	1.73	1.85	3.53	1.81	1.88	5.75	1.53	2.15	2.64
IB12	62	3.28	1.83	5.71	2.32	2.59	4.70	4.91	4.98	11.54	1.75	2.33	3.02
IB13	62	3.62	2.00	5.64	2.25	1.83	4.54	7.70	5.22	18.66	1.67	1.82	3.28
IB14	61	3.31	1.56	6.24	1.86	1.74	5.67	3.77	3.90	14.78	1.42	1.92	3.37
IB15	62	2.42	1.00	3.70	1.88	1.72	4.19	4.76	5.07	10.98	1.51	2.06	2.60
IB16	62	2.16	1.00	5.29	2.25	2.20	5.32	3.55	3.12	8.41	1.88	2.55	3.38
All Beds	928	2.60	1.00	6.50	2.03	1.33	5.67	3.93	1.86	18.66	1.65	1.38	3.83
Note:	Mean grades are thickness weighted Min = minimum value Max = Maximum value

October 2015 Report No. 1411495-TR	95

Table 11.2  Summary of Diatomite Bed Analytical Results continued

Diatomite Bed	Intercept Count	K2O (wt.%)			MgO (wt.%)			Na2O (wt.%)			SiO2 (wt.%)
		Mean	Min	Max	Mean	Min	Max	Mean	Min	Max	Mean	Min	Max
IB02	62	0.36	0.39	0.76	1.07	1.30	2.59	1.53	0.99	7.08	35.85	48.97	60.77
IB03	61	0.29	0.33	0.61	0.97	0.99	2.29	1.58	1.18	7.62	39.22	49.18	66.34
IB04	62	0.23	0.26	0.54	1.73	1.94	3.65	1.43	1.17	7.44	36.90	48.22	64.87
IB05	62	0.30	0.31	0.69	1.12	1.04	2.60	1.48	1.17	7.16	39.34	51.17	64.26
IB06	62	0.31	0.31	0.68	2.26	1.09	5.04	1.08	1.02	4.69	32.01	41.95	63.42
IB07	62	0.25	0.29	0.52	1.12	1.05	2.97	1.21	1.18	5.91	37.16	50.91	62.60
IB08	62	0.24	0.26	0.65	1.00	0.98	2.67	1.17	1.27	5.49	37.65	51.75	65.23
IB09	62	0.30	0.32	0.61	1.88	1.62	4.13	1.02	1.12	3.80	31.80	40.39	58.00
IB10	62	0.29	0.33	0.66	1.88	1.89	4.80	1.02	1.19	3.48	31.06	43.42	55.60
IB11	62	0.26	0.31	0.52	0.64	0.79	1.73	1.14	1.35	3.95	42.17	60.33	68.06
IB12	62	0.31	0.37	0.63	1.53	1.59	3.34	0.93	1.16	2.68	33.80	46.86	58.17
IB13	62	0.31	0.28	0.67	2.86	1.19	8.79	0.91	0.71	2.68	31.95	29.38	55.23
IB14	61	0.27	0.28	0.79	0.96	0.89	5.27	0.94	1.17	2.34	36.53	40.69	66.37
IB15	62	0.27	0.29	0.57	1.77	1.80	4.18	0.91	1.08	2.11	35.32	48.74	61.56
IB16	62	0.33	0.36	0.75	1.38	1.56	3.21	0.88	1.14	1.93	36.77	52.00	60.48
All Beds	928	0.30	0.26	0.79	1.36	0.79	8.79	1.20	0.71	7.62	35.99	29.38	68.06
Note:	Mean grades are thickness weighted Min = minimum value Max = Maximum value

October 2015 Report No. 1411495-TR	96

11.4

Sample Security

All drill core from the Phase 1 and Phase 2 drilling programs was transported back to the secure core logging and storage facility on a daily basis.  The core logging and storage facility is located inside a locked compound with an armed security guard at the JPQ port facility.

All core logging and core sampling was performed at the secure Focus core logging facility.  The core facility was a purpose built structure adjacent to the Focus field office and consisted of plywood walls with plastic windows and a sheet metal roof.  Core logging benches were positioned along the walls of the logging area, with core splitting benches located in a separate area.  A work bench for storing sampling supplies, field standards and blanks, laptops and other core logging and sampling materials was located down the center of the core logging facility

The Sample selection and packaging was performed by Focus geologists and core technicians under the supervision of the Focus project manager.

The drill core was placed in core boxes immediately upon removal from the core barrel.  Once a core box was complete a box top was prepared with the drill hole number, box number and depth from and to intervals and the top was then placed on the core box.

All core was transported to the secure core storage facility on a daily basis; core was never left unattended at the drill site.  The drill core was stored in covered core boxes and racked on metal core racks while awaiting logging.  The core racks are located outside but have a sheet metal roof covering them to protect them from direct sunlight and the elements.

11.5

Quality Assurance and Quality Control Methodology and

Procedures

11.5.1

Focus Field Quality Assurance and Quality Control

Focus implemented a comprehensive analytical QA/QC program during the Phase 1 and Phase 2 drilling programs that included the insertion of blind CRM standards, duplicates and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process.  The field QA/QC samples were inserted by Focus geologists during the core logging process; for details on the field QA/QC sample insertion process please refer to Item 11.2.3 of this technical report.

In addition to the field inserted QA/QC samples, Focus selected 64 pulps after sample preparation at Certimin and submitted them to SGS for check assay purposes during Phase 1. No check assay information was provided for Phase 2.

October 2015 Report No. 1411495-TR	97

The QA/QC sample summary and insertion rates for the Phase 1 and Phase 2 exploration programs are presented in Table 11.3, Focus Quality Assurance and Quality Control Samples.

Table 11.3  Focus Quality Assurance and Quality Control Samples

Field QA/QC Sample Type	Pulp/Coarse	Laboratory	QA/QC Sample Count			QA/QC Insertion Rate (total sample count = 5,771)
			Phase 1	Phase 2	Total
Control Reference Material	GPO-14 - Pulp	Certimin	37	45	82	1%
	GPO-16 - Pulp	Certimin	40	38	78	1%
	GPO-17 - Pulp	Certimin	42	30	72	1%
	GPO-18 - Pulp	Certimin	11	51	62	1%
CRM Sub-Total			130	164	294	5%
Duplicates	Coarse	Certimin	127	164	291	5%
	Pulps	SGS	64	N/A	64	1%
Duplicates Sub-Total			191	164	355	6%
Blanks	Coarse	Certimin	124	164	288	5%
	Pulps	Certimin	128	164	292	5%
Blanks Sub-Total			252	328	580	10%
Total Field QA/QC Samples			573	656	1229	21%

Certified Reference Material Standards.

Focus used four commercially prepared phosphate CRM standards to monitor laboratory analytical accuracy.  The CRM standards were purchased from Geostats Pty Ltd. of Australia.  The CRM’s were matrix matched from a sedimentary phosphate in Tunisia.  The following standards were used by Focus:

▪

GPO 14 - 24.52 wt.% P2O5 (certified standard deviation as per Geostats Pty Ltd. Certificate is 0.288)

▪

GPO 16 - 17.76 wt.% P2O5 (certified standard deviation as per Geostats Pty Ltd. Certificate is 0.147)

▪

GPO 17 – 13.55 wt.% P2O5 (certified standard deviation as per Geostats Pty Ltd. Certificate is 0.117)

▪

GPO 18 – 15.09 wt.% P2O5 (certified standard deviation as per Geostats Pty Ltd. Certificate is 0.117)

A total of 294 blind CRM standards were submitted to Certimin for analysis for the two phases.  Focus and Golder prepared and evaluated QA/QC control charts for each of the CRM standards (Figure 11.1, Control Charts - P2O5 Certified Reference Material Standards). The CRM control charts show that all CRM standard results fell within the upper and lower warning limits for P2O5 grade.  All four CRMs show an upward drift in the

October 2015 Report No. 1411495-TR	98

last two lots of samples submitted on May 17, 2015 and May 25, 2015. While the results are within the acceptable tolerance, the accuracy of the analysis should be monitored to avoid any positive bias.

Figure 11.1  Control Charts – P2O5 Certified Reference Material Standards

Control Chart - CRM GPO-14
25.96
25.38
24.81
24.52
24.23
23.66
23.08
+3ds
-3ds

Control Chart - CRM GPO-16
18.50
18.20
17.91
17.76
17.61
17.32
17.03
+3ds
-3ds
30769
31035
31530
31179
32139
32423
33157
33697
36086
36585
37535
37839
38424
38724
39086
39348

Control Chart - CRM GPO-17
14.14
13.90
13.67
13.55
13.43
13.20
12.97
+3ds
-3ds

Control Chart - CRM GPO-18
15.68
15.44
15.21
15.09
14.97
14.74
14.51
+3ds
-3ds

Coarse and Pulp Duplicates

Focus submitted blind coarse duplicates comprising ¼ core samples (half of the core split retained for reference purposes) to the primary laboratory and pulp duplicates for check assays at a secondary laboratory to evaluate for analytical precision.

A total of 294 blind coarse duplicates were submitted to Certimin for analysis during Phase 1 and 2. Focus and Golder prepared and evaluated QA/QC control charts comparing the original and duplicate analyses performed at Certimin (Figure 11.2, Control Charts - P2O5 Coarse and Pulp Duplicates). The P2O5 control charts identified a two occurrences where a duplicate analysis was significantly different to the primary analysis (6.34 wt.% versus 13.07 wt.% and 1 wt% versus 2.02 wt%).

A total of 64 pulp duplicates were submitted to SGS for check-assay analysis in Phase 1. No information on check-assay analysis from Phase 2were provided. Golder prepared and evaluated QA/QC control charts

October 2015 Report No. 1411495-TR	99

comparing the original Certimin and duplicate SGS analyses (Figure 11.2, Control Charts - P2O5 Coarse and Pulp Duplicates) for Phase 1.  The P2O5 control charts identified a small cluster of pulp duplicates that fall outside of the control limits; this cluster occurs at the low grade end of the results and is a result of the difference between the P2O5 detection limits for Certimin and SGS.  All remaining duplicate analyses returned results matching the original analysis.

Figure 11.2  Control Charts – P2O5 Coarse and Pulp Duplicates

Control Chart - Coarse Duplicates P_2O_5

0.0
5.0
10.0
15.0
20.0
25.0
30.0
P_2O_5 wt% (Duplicate)
P_2O_5 wt% (Original)

Control Chart - Pulp Duplicates P2O5
P2O5 Grade wt. % (SGS- Duplicate)
P2O5 Grade wt.% (Certimin - Original)
0.0
5.0
10.0
15.0
20.0
25.0
30.0

Coarse and Pulp Blanks

Focus used two commercially prepared pulp blank standards and one internally prepared (by Focus) coarse blank standard to monitor potential laboratory sample preparation and analytical contamination.  The pulp blank standards were purchased from Canadian Resource Laboratories Ltd. of Canada.  The pulp blank standards (P5B, CDN-BL-4 and CDN-BL-10) were sourced from igneous rocks and were not ideally suited to phosphate and will be replaced with a more appropriate matrix matched commercial pulp blank in the future.  The coarse blank standard was prepared using locally sourced diatomite from the barren Upper Diatomite Series (above the Diana ore zone). Five samples were processed and analysed for P2O5 (gravimetric analysis) at Certimin and five samples were analysed at SGS (both laboratories located in Lima, Peru); all of the coarse blank characterization samples returned P2O5 values of less than 5 wt.%.

A total of 252 blind blank standards were submitted to Certimin for analysis. Focus and Golder prepared and evaluated QA/QC control charts for the pulp and coarse blank standards (

October 2015 Report No. 1411495-TR	100

Figure 11.3, Control Charts - P2O5 Coarse and Pulp Blank Standards).  The majority of the coarse blank standards plotted within the control limit of 5.0 wt. % P2O5. There were three episodes where the coarse blank standards exceeded the warning limit of 3.0 wt% P2O5 from the samples submitted on April 28, May 17 and May 25 2015. This could have been resulted from the coarse blank sample containing lenses with higher phosphate content, as pulp Material used for making the coarse blank standard should be reviewed. All of the pulp blanks plotted at or below 1.0 wt.% P2O5 and well within the control limit of 3.0 wt.% P2O5  for the coarse blanks.

October 2015 Report No. 1411495-TR	101

Figure 11.3  Control Charts – Coarse and Pulp Blank Standards

Control Chart - Coarse Blank Standards
7.0
6.0
5.0
4.0
2.0
1.0
0.0
Sample Number

Control Chart - Pulp Blanks
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Sample Number

11.5.2

Certimin Internal Laboratory Analytical Quality Assurance and Quality Control

In addition to the field based QA/QC program implemented by Focus, Certimin also performed their own internal analytical QA/QC program that included the insertion of blind CRM standards, duplicates and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process.  The laboratory standards were a combination of blind standards inserted by laboratory sample preparation and QA/QC personnel prior to analysis, as well as routine testing of reference standards during the analytical process (i.e. during ICP-OES analysis).

11.5.3

Qualified Person Comment on Analytical Quality Assurance and Quality

Control Program

It is Golder’s opinion that the Focus QA/QC protocol and the laboratory internal QA/QC protocol applied during the Phase 1 and Phase 2 exploration program were appropriate, followed and well documented during the analytical process.  It is Golder’s opinion that analytical samples showing no significant bias and that the quality of Certimin analyses results can be considered reliable for use in estimating Mineral Resources

11.6

Primary Laboratory Audit

As part of the 2014 Qualified Person site visit the Golder Qualified Person performed a laboratory audit visit to the During the laboratory audit visit the Golder Qualified Person reviewed the sample chain of custody, sample receiving, sample preparation, analytical process and reporting of results procedures with the senior Certimin laboratory personnel, including the Certimin manager for internal QA/QC; the Focus database and QA/QC manager was also present on the site visit as well as a senior technical manager from the Golder Lima office.

The Certimin sample receiving, sample preparation, analytical and sample storage areas were visited and standard laboratory procedures were reviewed with the technical personnel responsible for each area or analysis.  Golder also reviewed the internal laboratory QA/QC documentation present at each stage of the process; this documentation included daily records of temperature and humidity in sample receiving and sample preparation areas, scale and analytical instrument daily standard calibration records, annual inspection/certification seals and/or certificates for scales and analytical instruments and the results of monthly and annual round robin testing results for the analytical instruments.

October 2015 Report No. 1411495-TR	102

11.7

Qualified Person Statement on Sampling, Analysis and Quality

Control

It is Golder’s opinion that appropriate chain of custody and internationally recognized sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the Phase 1 and Phase 2 exploration programs.  It is Golder’s opinion that the samples collected during the Phase 1 and Phase 2 exploration programs were of high quality and were representative of the phosphorite mineralization within the Focus Bayovar 12 Concession with no significant sample bias.

October 2015 Report No. 1411495-TR	103

ITEM 12

DATA VERIFICATION

12.1

Data Verification Procedures

12.1.1

Focus Data Verification

As Golder personnel were not involved directly during the implementation of the Phase 1 and Phase 2 exploration programs the primary quality control and data verification measures taken were in the form of a desktop review of the data and observations provided by Focus.  As the procedures and methodology used in the Phase 1 and Phase 2 exploration programs were developed collaboratively by Focus and Golder personnel, Golder is satisfied that the data and observations from the exploration programs can be considered reliable for use in geological modelling and resource estimation.  The key areas of the exploration program data and observation verification carried out by Golder are presented in the following sections.

Drill Hole Collar Location Verification

The Golder Qualified Person visited 12 of the 62 drill hole locations on the Bayovar 12 Concession property in order to verify and document the reported drill hole locations.  The drill holes visited for collar location verification, shown in Figure 12.1, Drill Collar Verification Map were selected at random by the Golder Qualified Person while in the field to ensure there was no bias in drill hole selection by the Focus personnel.  The Golder Qualified Person did not conduct a site visit during the Phase 2 drilling program; however, Golder personnel were on site performing geotechnical logging and collection hydrogeological data and confirmed the presence of a number of the Phase 2 drill holes.

Drill hole collar monuments, indicating the drill hole name, completion date and depth, were photographed (12.1, and 12.2) and drill hole collar coordinates for each of the 12 drill holes visited were recorded using a handheld non-differential GPS.  The handheld GPS coordinates were compared to the surveyed collar coordinates and differences in easting and northing were calculated.  The results of the collar coordinate comparison are presented in Table 12.1, Summary of Drill Hole Collar Coordinate Comparison. The differences between the drill hole verification coordinates and the surveyed collar coordinates are within the error limits of the handheld GPS.

Logging and Sampling Procedure Verification

Golder did not actively participate in the implementation of the Phase 1 exploration drilling and sampling program; however, Golder did work collaboratively with Focus to develop the exploration drilling, logging, sampling and analytical program procedures and methodology that was implemented.  The Golder Qualified Person was able to observe the implementation of the core splitting, logging and sampling procedures during the Qualified Person current personal inspection site visit (Plate 12.3 and Plate 12.4).  Golder provided senior geological support during the implementation of the Phase 2 exploration drilling program; additionally, Golder personnel were directly involved in geotechnical logging and collection of hydrogeological data for two of the Phase 2 drill holes.

October 2015 Report No. 1411495-TR	104

Plate 12.1  Example drill hole monument for JPQ-14-05

Plate 12.2  Example drill hole monument for JPQ-14-19

October 2015 Report No. 1411495-TR	105

533008
534008
535008
536008
537008
538008
539008
540008
541008
542008
9341935
9340935
9339935
9338935
9337935
9336935
9335935
9334935
N
Chiclayo-Bayovar Road
4N
JPQ_15_60
JPQ_15_30
JPQ_15_33
JPQ_15_61
JPQ_15_28
JPQ_15_31
JPQ_15_32
JPQ_15_21
JPQ_15_45
JPQ_15_44
JPQ_15_29
JPQ_15_40
JPQ-14-19
JPQ_14_06
JPQ_14_01
JPQ_14_03
JPQ-14-08
JPQ_14_13
JPQ_15_38
JPQ_15_62
JPQ_15_59
JPQ_15_35
JPQ-15-22
JPQ_14_18
JPQ-15-46
JPQ_15_36
JPQ_15_37
JPQ_15_39
JPQ_14_15
JPQ_14_14
JPQ_14_12
JPQ-14-04
JPQ_14_10
JPQ_14_11
JPQ_15_52
JPQ_15_34
JPQ_15_55
JPQ_15_57
JPQ_15_56
JPQ_15_23
JPQ_14_16
JPQ_15_47
JPQ_15_27
JPQ-12-05
JPQ-15-41
JPQ-14-17
JPQ-14-07
JPQ_14_02
JPQ_14_09
JPQ_15_43
JPQ-15-51
JPQ_15_54
JPQ_15_58
JPQ-14-05
JPQ_15_24
JPQ_15_25
JPQ-15-48
JPQ_15_26
JPQ-15-53
JPQ_14_20
JPQ_15_49
JPQ_15_50
JPQ_15_42

G:\1411495 Focus PEA\GIS\MapFiles\Fig12.1_Focus_DrillColVerify_ANSI_B_11x17_Landscape_(SL).mxd

LEGEND

July 2014 Site Visit

- Surveyed Drill Hole
- Survey Trail
- Bayovar 12 Concession
- 2015 Drill Hole
- 2014 Drill Hole
- Powerline
- Pipeline Right of Way

REFERENCE

DATUM: WGS84 PROJECTION: UTM ZONE 17S

500 0 500 1,000

Meters

SCALE 1:30,000 METRES

PROJECT

FOCUS VENTURES LTD.

FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT PIURA REGION, PERU

TITLE

DRILL COLLAR VERIFICATION MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015	**FIGURE: 12.1**	
CHECK	JdW	30 Sep. 2015		
REVIEW	JdW	30 Sep. 2015

Table 12.1  Summary of Drill Hole Collar Coordinate Comparison

Drill Hole	Golder Site Visit GPS Coordinates (m)		Focus Surveyed Coordinates (m)		Difference (m)
	Easting	Northing	Easting	Northing	Easting	Northing
JPQ-14-04	536,515.0	9,337,901.0	536,518.0	9,337,903.1	3.0	2.1
JPQ-14-05	535,714.0	9,337,106.0	535,717.4	9,337,103.5	3.4	-2.5
JPQ-14-07	534,919.0	9,337,103.0	534,919.6	9,337,101.0	0.6	-2.0
JPQ-14-08	537,319.0	9,338,703.0	537,318.1	9,338,702.3	-0.9	-0.7
JPQ-14-17	534,115.0	9,337,105.0	534,118.4	9,337,103.4	3.4	-1.6
JPQ-14-19	534,121.0	9,338,704.0	534,120.3	9,338,704.3	-0.7	0.3
JPQ-15-22	536,915.0	9,338,301.0	536,920.9	9,338,302.9	5.9	1.9
JPQ-15-41	533,318.0	9,337,108.0	533,319.1	9,337,105.9	1.1	-2.1
JPQ-15-46	538,522.0	9,338,304.0	538,520.3	9,338,306.2	-1.7	2.2
JPQ-15-48	538,521.0	9,336,702.0	538,520.0	9,336,702.7	-1.0	0.7
JPQ-15-51	538,918.0	9,337,104.0	538,919.6	9,337,106.1	1.6	2.1
JPQ-15-53	539,714.0	9,336,303.0	539,718.0	9,336,305.9	4.0	2.8

Plate 12.3  Core splitting being performed during the Qualified Person site visit

October 2015 Report No. 1411495-TR	107

Plate 12.4  Core logging being performed during the Qualified Person site visit

Golder also performed a desk top review of the Phase 1 and Phase 2 descriptive logs, sample interval data, analytical data and core photos provided by Focus to verify that all data and observations were collected in a manner consistent with the prepared exploration drilling, logging, sampling and analytical program procedures and methodology.

Geological Data and Interpretation Verification

Geological data and interpretation verification performed by Golder was in the form of a desktop review of the descriptive logs, sample interval data, analytical data and core photos to ensure the geological database was free from typographic errors or omissions.

Golder prepared graphic logs for each of the 62 drill holes using all available data for each drill hole.  Lithology intervals were reviewed and where minor errors or omissions were identified Golder performed these adjustments.  Likewise, Golder reviewed phosphorite and diatomite bed correlations between drill holes and where minor errors or omissions were identified Golder performed these adjustments.

Analytical Data Verification

Analytical data verification performed by Golder includes cross referencing the spreadsheet analytical data against pdf copies of the Certimin laboratory certificates to ensure the analytical database was free from typographic errors or omissions.

Golder independently compiled and reviewed the Focus analytical QA/QC analyses results (see Item 11 for a detailed discussion on the analytical QA/QC review), including analytical blank, standard and duplicate analyses

October 2015 Report No. 1411495-TR	108

for test work performed by Certimin as well as reviewing check-assay analyses performed at SGS Peru, the secondary laboratory.

Basic statistics of the analytical data were reviewed by Golder on a unit by unit basis to evaluate the potential for phosphorite bed miscorrelations as well as to identify any potential outliers or errors.  The modelled grade parameters were also reviewed by Golder on a unit by unit basis as a final check for potential miscorrelations, outliers or errors.

Golder did not independently collect samples to submit for analyses.

12.2

Limitations on Data Verification

As discussed previously, JPQ performed limited reconnaissance exploration work on the Bayovar 12 Concession in 2012; however, Golder and Focus could not verify the methodology and results from the 2012 JPQ work to a level where they could be relied upon for use in the geological modelling process and resultant resource estimates.  As a result the 2012 JPQ work was not used for modelling and resource estimation as reported in this technical report.

Given the fact that the Focus Phase 1 and Phase 2 drilling programs were designed such that the Focus drill hole spacing pattern was complete on its own and did not rely on any previous work for points of observation, Golder does not see the exclusion of the 2012 JPQ work as an issue or limitation that impacts the reliability or representativeness of the current geological model and the resultant Mineral Resource estimate.

12.3

Qualified Person Statement on Data Verification

It is Golder’s opinion that the exploration data and observations from the 62 drill holes completed during the Phase 1 and Phase 2 exploration drilling programs have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources and preparing an NI 43-101 compliant Mineral Resource estimate technical report.

October 2015 Report No. 1411495-TR	109

ITEM 13

MINERAL PROCESSING AND METALLURGICAL TESTING

As part of the PFS that was in progress as of the submission date of this report, bench scale metallurgical testwork by Jacobs Engineering (Florida) was completed in April 2015.  The objective of the study was to determine the best method of processing and the quality of the resultant phosphate rock concentrate using material from 13 individual phosphate beds.  Work included physical testing, mineralogical analysis, drum scrubbing, desliming, attrition scrubbing, flotation, determination of product grade and overall recovery for each bed. Highlights of the results were:

▪

A single, robust flowsheet was developed that facilitates beneficiation of all thirteen beds using the same equipment. This simplifies the design, operation, and provides flexibility in any future mining operation.

▪

All phosphate beds can be simply processed via washing and flotation; no milling or grinding is required.

▪

All beds respond in a similar manner, resulting in a single, versatile flowsheet that will simplify both mining and beneficiation.

▪

The weighted average product grade for all layers was 29.1% P2O5 which was produced from ore with an average head grade of 12.68% P2O5.

▪

The Minor Element Ratio (MER) of the beneficiated product was 0.068, which indicates that the rock can be readily acidulated and converted to high analysis fertilizers such as DAP and MAP.

▪

The average CaO/ P2O5 ratio was 1.54, which indicates that sulfuric acid consumption in phosphoric acid production will be reasonable.

Recoveries were excellent, averaging 81% P2O5 for all beds, ranging from 64% in PH08 to 93% in PH03.

The beneficiation flowsheet developed from testing the 13 phosphorite layers indicated that three products will be generated from the Bayovar 12 deposit, two washed products(+28 mesh and 28/100 mesh) and a flotation product (100/270 mesh). The three products will be combined into the final phosphate concentrate and depending on the bed grades from 27% to nearly 30% P2O5.

October 2015 Report No. 1411495-TR	110

ITEM 14

MINERAL RESOURCE ESTIMATES

14.1

Definition of Mineral Resources

For estimating the phosphate Mineral Resources for Bayovar 12 Project, Golder has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards adopted November 27, 2010 (CIMDS) by the Canadian Institute of Mining, Metallurgy and Petroleum Council.

Under CIMDS, a Mineral Resource is defined as:

“… a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are always reported as in situ tonnage and are not adjusted for mining losses or mining recovery.

14.2

Mineral Resource Estimation Methodology

14.2.1

General

Geological modelling and subsequent mineral resource estimation was performed by the Golder Qualified Person in accordance with Golder internal modelling and resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition).

The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following sections.

14.2.2

Geological Database

All available Phase 1 and Phase 2 drill hole data and observations provided by Focus were compiled and loaded into an MS Access geological database.  Using the database Golder performed a series of in-house visual basic scripts, designed to review and identify common problems in geological base data, on the raw data to ensure that the base data were free of errors or omissions.

Golder identified a limited number of minor typographic errors and omissions that were reviewed with Focus personnel prior to being corrected by Golder.

Based on the differences identified between the collar elevation versus the DEM topography model elevation it was decided that the precision of the DEM data were more reliable than the collar elevation surveys, and as a result, all collar elevations were adjusted to the topography surface elevation.  The structural model was reviewed for all drill holes to ensure this adjustment did not result in the creation of structural anomalies and none were identified.

October 2015 Report No. 1411495-TR	111

14.2.3

Geological Interpretation

Once the geological base data was reviewed and deemed to be free of errors or omissions Golder independently reviewed all phosphorite bed picks and correlations.

Golder used Golden Software’s Strater™ program to assist with the unit picks and correlation.  The lithological data and observations, sample intervals and analytical results for each drill hole were imported into Strater and a series of downhole geological logs were created for each of the 62 Focus Phase 1 and Phase 2 drill holes.  The phosphorite-diatomite contact roof and floor picks performed by the Focus drill site geologists were reviewed by Golder using the drill hole descriptive geological logs, core photographs and the down hole analytical results.

The review process identified a small number of occurrences where the phosphorite bed roof and floor contacts were not consistent with the analytical results; for example, a sample identified as occurring above the roof of the phosphorite bed in the geological log returned P2O5 grade results consistent with the phosphorite bed rather than the overlying diatomite bed.  Minor mismatches between roof and floor contacts logged in the field and analytical results are not surprising given the gradational nature of the phosphorite and diatomite contacts and the difficulty in estimating subtle decreases or increases in the apatite pellet content in the drill core when establishing geological unit contacts during core logging.  The instances were reviewed with Focus personnel prior to being adjusted by Golder to ensure the geological intervals were consistent with the analytical results.

Once the drill hole geological intervals were reconciled with the downhole analytical results, Golder performed a review of the overburden, phosphorite and diatomite bed correlation interpretations that were provided by Focus.  Using the Strater drill hole geological logs, correlation fences were created in both the east-west and north south directions across the Bayovar 12 Concession.  An example of the fence sections used for correlation purposes is presented in Figure 14.1, Example of Correlation Fence Section. All 62 of the Focus drill holes were included in the correlation fences.  Golder reviewed the drill hole to drill hole correlations for each overburden, phosphate and diatomite bed in the sequence.

As a result of this review process, a small number of phosphorite bed miscorrelations were identified by Golder; the miscorrelations commonly occurred in sequences where there were numerous thin, closely spaced phosphorite beds and units were incorrectly correlated between holes.  There were also a few isolated instances where a unit was inadvertently mislabelled in the Focus drill hole record, resulting in a miscorrelation.  The miscorrelations were reviewed with Focus personnel prior to being adjusted by Golder to ensure the geological intervals were properly correlated across the Focus drilling area.

Any revisions to the drill hole unit picks and or unit correlations were tabulated and updated in the geological database prior to commencing with the geological modelling process.

14.2.4

Topographic Modelling

Focus provided Golder with topography data for the project area in the form of a Digital Surface Model (DSM) in registered raster file format (.tif).  The DSM was prepared by Pacific Geomatics Ltd. (in August 2014) using 1.5 m SPOT6 Tristereo satellite imagery. Gross errors were fixed in the DSM in stereo. The easting and northing data was adjusted by Pacific Geomatics Ltd. to fit with available 0.50 m data for the area. Although DSM models differ from Digital Elevation Models (DEM) in that DSM’s do not process out features like vegetation and building, there are no such features present on the Bayovar 12 Concession.

October 2015 Report No. 1411495-TR	112

JPQ_15_40
26.70 m
102.00 m
JPQ_14_19
22.70 m
101.00 m
JPQ_14_06
28.40 m
131.30 m
JPQ_14_01
29.20 m
105.40 m
JPQ_14_03
23.41 m
104.60 m
JPQ_14_08
1.09 m
90.00 m
JPQ_15_35
0.32 m
88.20 m
JPQ_14_13
1.12 m
88.50 m
JPQ_15_38
0.76 m
87.00 m
JPQ_15_62
1.46 m
93.00 m
JPQ_15_59
0.05 m
96.20 m
P_2O_5 (%)
0 10 20
Depth (m)
Elevation (m)
0
10
20
30
40
50
60
70
80
90
100
110
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
SA
CL
BD
GD
SA02
UNDB
BS
PH02
PH13
PH15

Active Section

LEGEND

Model Units

SA01	PH02	PH11
GY01	PH03	PH12
SA	PH04	PH13
GY02	PH05	PH14
SA02	PH06	PH15
CL	PH07	PH16
BD	PH08	UNDB
GD	PH09	BS
PH01	PH10	

P_2O_5 (%)

- 1 - 5
- 5 - 10
- 10 - 15
- 15 - 20
- 20 - 25
- 25 - 30

Bayovar 12 | Cross-Section EW 07-07'

Showing Overburden Lithology, Golder Phosphorite Bed Correlations & P_2O_5 (%) Grade

FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

EXAMPLE OF CORRELATION FENCE SECTION

Project:	1411495	
Design:	JS	30 Sep. 2015
GIS:	JS	30 Sep. 2015
Check:	JdW	30 Sep. 2015
Review:	JdW	30 Sep. 2015

Scale: 1:600

FIGURE 14.1

The DSM covered the entire extent of the Focus Phase 1 and Phase 2 exploration program area as well as most of the remainder of the Bayovar 12 Concession.  Golder processed the DSM provided to extract the data as ASCII format xyz point data.

The ASCII xyz format elevation data were then imported into MineScape StratModel and gridded using a 10 by 10 m grid covering the Bayovar 12 Concession.  The gridded topography surface was then contoured on 2 m contour intervals and visually inspected to evaluate for potential problem areas.

The contoured topography surface was compared against publically available lower resolution SRTM and ASTER topography data for the area to ensure there were no significant differences in the DSM based topography model.

As a final check of the modelled topography surface, drill hole collar elevations were compared against the topography model elevations at the drill hole collar coordinates.  For the most part the surveyed collar elevations were in good agreement with the topography elevations but there were a small number of isolated holes with differences in excess of 1 m (mean difference of 0.77 m, range of 0.07 to 4.11 m).

Based on the differences identified between the collar elevation versus the DSM topography model elevation it was decided that the precision of the DSM data were more reliable than the collar elevation surveys, and as a result, all collar elevations were adjusted to the topography surface elevation.  Once the stratigraphic and structural model was generated (see below) the model surfaces were reviewed for all drill holes to ensure this adjustment did not result in the creation of structural anomalies and none were identified.

14.2.5

Stratigraphic and Structural Model

Stratigraphic and structural data from the verified geological database was imported to the StratModel™ application of the Ventyx MineScape geological modelling and mine planning software in preparation for the construction of a gridded stratigraphic and structural model.

The stratigraphic and structural grid modelling process in StratModel™ is controlled by a schema that defines the rules and procedures used in the construction of the stratigraphic and structural model.  The schema includes parameters that indicate the type of interpolator, search radii, and extrapolation distances to be used in the modelling process.  The schema also defines the stratigraphic sequence and the conformable and non-conformable relationships between adjacent stratigraphic units, as well as the relationships between stratigraphic units and structural features.

The stratigraphic grid model comprises gridded structure surfaces for each modeled overburden, phosphate, interburden and underburden unit.  The modeled units in their stratigraphic order are presented in Figure 14.2, Geological Model Stratigraphic Sequence. The structure grids created represent the individual unit roof, floor, vertical thickness (roof minus floor) and true thickness.

There were no faults included in the Bayovar 12 model schema as none were identified in the drill hole geological data nor were any faults identified in a review of the regional geological mapping coverage for the area surrounding the Bayovar 12 Concession.

A planar interpolator was used for thickness calculations while a Finite Element Method interpolator was used for surface calculations.  The stratigraphic model is based on a series of gridded elevation and thickness horizons, with grid cell geometry of 50 by 50 m (east-west by north-south).

October 2015 Report No. 1411495-TR	114

FOCUS VENTURES LTD.

VENTURES LTD.

FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

Golder Associates

Project: 1411495
Design: JS 30 Sep. 2015
GIS: JS 30 Sep. 2015
Check: JdW 30 Sep. 2015
Review: JdW 30 Sep. 2015

GEOLOGICAL MODEL STRATIGRAPHIC SEQUENCE

FIGURE: 14.2

Drawing Not to Scale

Depth (m)
Age
Formation
Member
Unit
Lithology
Model Units
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Quaternary
Pliocene
Miocene
Quaternary
Zapallal Formation
Clam Bore Sandstone Member
Lower Diatomite and Phosphorite Member
Alluvium
Grey Tuff
Diana Ore Zone
Tuffaceous Diatomite
Sand
Sandstone
Beige Diatomite
Grey Diatomite
Diatomite
Phosphate
Basal Sand
SA
CL
BD
GD
IB01
IB02
IB03
IB04
IB05
IB06
IB07
IB08
IB09
IB10
IB11
IB12
IB13
PH13
IB14
IB15
IB16
UNDB
BS

Development of the MineScape stratigraphic and structural model is an iterative process involving gridding the data, checking the results by way of visual review of cross sections and structure isopleth maps, and then adding interpretive control points where needed before re-gridding.  For the sake of brevity an example of a representative geological section from the Bayovar 12 model is presented in Figure 14.3, Representative Cross Section from the Geological Model and a representative structure isopleth map is presented in Figure 14.4, Representative Phosphorite Bed Thickness Isopleth Map; all additional geological sections and structure isopleth maps, including coverage for all 16 phosphate units, are available on the Focus website (www.focusventuresltd.com) in a downloadable supplemental graphics package (pdf format) for the Bayovar 12 Concession geological model.

14.2.6

Density/Specific Gravity

To facilitate the conversion of modelled volumes to tonnes Golder calculated dry basis and wet basis relative density values for all modelled phosphorite beds and waste units using relative density and moisture analyses data collected during the Phase 2 exploration drilling program.  The replaces the global default relative density values used during the previous Mineral Resource estimate report.

In instances where there were three or more relative density samples for a specific phosphorite unit, a mean value was calculated using the dry density data and a wet density value was calculated using the dry density data and moisture data specific to that phosphorite unit.  Where there were fewer than three relative density samples for a specific phosphorite unit a mean value was calculated using the dry density data and a wet density value was calculated using the dry density data and moisture data from the entire set of phosphorite relative density analyses.

In a similar manner, default dry basis and wet basis relative density values were calculated for the diatomite interburden units and the overburden and underburden units.

14.2.7

Grade Model

Using the verified modelling database and the finalized stratigraphic and structural model, a phosphate grade gridded model was developed using the StratModel application of MineScape.  The grade model was developed using the same 20 by 20 m spaced grid that was used for the stratigraphic and structural grid model.

The grade grid model comprises gridded surfaces for each modeled grade parameter for each individual phosphate and diatomite bed; the grade model grid surfaces are spatially associated with the corresponding stratigraphic model grid surfaces.  The grade parameters included in the model were: P2O5; Al2O3; CaO; Fe2O3; MgO; and SiO2.

Ply basis grade samples were composited on a unit basis, creating a single composite sample interval for each phosphorite bed and each diatomite bed that is intersected in each drill hole.  The grade composites were length and density weighted. The composited grade data were then gridded using a Finite Element Method interpolator.

October 2015 Report No. 1411495-TR	116

Table 14.1  Phosphorite Unit Default Relative Density Values

Phosphorite Unit	Relative Density (g/cm3)
	RD, Dry	RD, Wet
PH01	1.16	1.54
PH02	1.36	1.73
PH03	1.16	1.54
PH04	1.16	1.54
PH05	1.16	1.54
PH06	1.27	1.66
PH07	1.11	1.50
PH08	0.93	1.31
PH09	1.14	1.51
PH10	1.02	1.40
PH11	1.20	1.59
PH12	1.24	1.63
PH13	1.27	1.65
PH14	1.16	1.54
PH15	1.16	1.54
PH16	1.16	1.54

Table 14.2  Waste Unit Default Relative Density Values

Waste Unit	Relative Density (g/cm3)
	RD, Dry	RD, Wet
Overburden	0.91	1.42
Interburden	0.76	0.98
Underburden	0.76	0.98

October 2015 Report No. 1411495-TR	117

Cross-Section: 07 - 07'

15X Vertical Exaggeration

533000 E
9338700 N
50
534000 E
9338700 N
535000 E
9338700 N
536000 E
9338700 N
537000 E
9338700 N
538000 E
9338700 N
539000 E
9338700 N
540000 E
9338700 N
541000 E
9338700 N
541500 E
9338700 N
50
25
0
-25
-50
-75
-100
JPQ_15_40
JPQ_14_19
JPQ_14_06
JPQ_14_01
JPQ_14_03
JPQ_14_08
JPQ_15_35
JPQ_14_13
JPQ_15_38
JPQ_15_62
JPQ_15_59
533000 E
9338700 N
-120
541500 E
9338700 N
-120

LEGEND

DEM TOPOGRAPHY (SEP 2015)	PH01	PH10	BAYOVAR 12 CONCESSION
SAND (QUATERNARY)	PH02	PH11	PRIMARY ACCESS ROUTE
GYPSUM (GY01) (QUATERNARY)	PH03	PH12	ACTIVE SECTION
SAND (QUATERNARY)	PH04	PH13	
GYPSUM (GY02) (QUATERNARY)	PH05	PH14	
SAND (QUATERNARY)	PH06	PH15	
CLAM BORE SANDSTONE	PH07	PH16	
BEIGE DIATOMITE	PH08	UNDERBURDEN	
GREY DIATOMITE	PH09	BASAL SAND	

250 125 0 250 Metres 500 750 1000

SCALE 1:25,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE E-W CROSS-SECTION: 07-07'

CONSULTANT

Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	JdW

PROJECT No.	CONTROL	Rev.	FIGURE
1411495			14.3

File Name: Fig14_3_EWsx07.ps

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

0 1in

N
E 534000
E 536000
E 538000
E 540000
N 9340000
N 9338000
N 9336000
N 9334000
JPQ_15_60 0.43
JPQ_15_30 0.41
JPQ_15_33 0.42
JPQ_15_61 0.70
JPQ_15_28 0.43
JPQ_15_31 0.83
JPQ_15_32 0.38
JPQ_15_21 0.59
JPQ_15_45 0.48
JPQ_15_44 0.49
JPQ_15_29 0.54
JPQ_15_40 0.84
JPQ_14_19 0.88
JPQ_14_06 0.25
JPQ_14_01 0.50
JPQ_14_03 0.92
JPQ_14_08 0.75
JPQ_15_35 0.43
JPQ_14_13 0.77
JPQ_15_38 0.84
JPQ_15_62 0.46
JPQ_15_59 0.46
JPQ_15_22 0.53
JPQ_15_37 0.73
JPQ_14_18 0.67
JPQ_15_39 0.44
JPQ_15_46 0.69
JPQ_15_36 0.32
JPQ_14_15 0.74
JPQ_14_14 0.40
JPQ_14_12 0.41
JPQ_14_04 0.69
JPQ_14_10 0.80
JPQ_15_66 0.70
JPQ_14_11 0.69
JPQ_15_52 0.60
JPQ_15_34 0.68
JPQ_15_55 0.37
JPQ_15_57 0.54
JPQ_15_23 0.66
JPQ_14_16 0.62
JPQ_15_47 0.50
JPQ_15_27 0.35
JPQ_15_41 0.63
JPQ_14_17 0.54
JPQ_14_07 0.39
JPQ_14_05 0.79
JPQ_14_02 0.90
JPQ_14_09 0.80
JPQ_15_43 0.57
JPQ_15_51 0.81
JPQ_15_54 0.65
JPQ_15_58 0.47
JPQ_15_24 0.42
JPQ_15_25 0.51
JPQ_15_48 0.31
JPQ_15_26 0.30
JPQ_14_20 0.69
JPQ_15_49 0.68
JPQ_15_50 0.56
JPQ_15_53 0.50
JPQ_15_42 0.55

LEGEND

- JPQ_14_00 2.00 — DRILLHOLE NAME AND UNIT THICKNESS
- BAYOVAR 12 CONCESSION
- MAJOR THICKNESS CONTOUR (0.10 m)
- MINOR THICKNESS CONTOUR (0.02 m)

500 250 0 500 Metres 1000 1500 2000

SCALE 1:30,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE PHOSPHORITE BED | PH06 THICKNESS ISOPLETH MAP

CONSULTANT

Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	JdW

PROJECT No.	CONTROL	Rev.	FIGURE
1411495			14.4

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

Path: — | File Name: ph06_th_30k.ps

Grade isopleth maps were prepared for each gridded grade parameter for each individual phosphate unit.  The grade contours were compared against postings from the drill hole composites to ensure the model was representative of the base drill hole analytical data.  For the sake of brevity a representative grade isopleth map from the Bayovar 12 model is presented in Figure 14.5, Representative Phosphorite Bed P2O5 Grade Isopleth Map; all additional grade isopleth maps, including coverage for all 16 phosphate units, are available on the Focus website (www.focusventuresltd.com) in a downloadable supplemental graphics package (pdf format) for the Bayovar 12 Concession geological model.

Summary statistics for the composite grade parameters were also reviewed for each individual phosphate unit.  Any potential outliers or issues identified in the visual inspection and statistical review were followed up by Golder to ensure the model was free from erroneous data, compositing errors or interpolation errors.

14.3

Mineral Resource Estimation and Classification

Using the finalized stratigraphic and structural model and the grade model, Golder estimated phosphate Mineral Resources for the Bayovar 12 Concession using the StratModel application of MineScape.  Phosphate Mineral Resources were estimated for each individual phosphorite bed from PH01 through PH13.  The lower three beds, PH14, PH15 and PH16, were excluded from the resource estimate due to limited thickness and low grades.

As per NI 43-101 guidelines and CIMDS definitions the Mineral Resources were reported as in situ tonnage and were not adjusted for mining losses or mining recovery.  No minimum mining thickness or grade cut-off parameters were applied.

Resource volumes and grade were estimated for each phosphorite and diatomite bed using the corresponding unit roof and floor grids from the structural grid model.  The volumes for each phosphorite and diatomite bed were then converted to tonnes using the phosphorite bed specific relative density values.

Golder performed classification of the Mineral Resources in the StratModel application of MineScape according to the CIMDS definitions as referenced in NI 43-101.  Mineral resources have been classified into Measured, Indicated and Inferred Mineral Resource using area of influence polygons around points of observation.  A point of observation is defined as a complete intercept of the bed (both roof and floor intercepted) with core recovery within the bed exceeding 90%.

Classification was performed individually for each phosphorite bed using drill hole intercepts on the floor of the unit for the location of the point of observation.  The area of influence polygons were generated on the floor surface for each phosphorite bed rather than on the horizontal plane to allow for the dip of stratigraphy.

To aid in establishing Measured, Indicated and Inferred Mineral Resource area of influence polygons for use in resource classification, Golder performed a statistical and geostatistical analysis of the phosphorite bed thickness and P2O5 grade data.  The review included evaluation of basic descriptive statistics as well as a preliminary review of variograms for phosphorite thickness and P2O5 grade for all 16 phosphorite beds.  Given the relatively limited dataset (62 drill holes) and the general uniformity of thickness and grade across the concession area for most of the phosphorite beds, the preliminary review of the thickness and P2O5 variograms suggested a broad range for the variograms.

October 2015 Report No. 1411495-TR	120

E 534000
E 536000
E 538000
E 540000
N 9340000
N 9338000
N 9336000
N 9334000
N
JPQ_15_60 11.72
JPQ_15_30 11.82
JPQ_15_33 14.97
JPQ_15_61 8.34
JPQ_15_28 12.59
JPQ_15_31 10.43
JPQ_15_32 18.76
JPQ_15_21 9.42
JPQ_15_45 17.79
JPQ_15_44 11.90
JPQ_15_29 11.66
JPQ_15_40 6.89
JPQ_14_19 11.32
JPQ_14_06 16.25
JPQ_14_01 17.35
JPQ_14_03 11.55
JPQ_14_08 6.98
JPQ_15_35 16.06
JPQ_14_13 10.37
JPQ_15_38 13.60
JPQ_15_62 14.49
JPQ_15_59 17.14
JPQ_15_22 14.42
JPQ_15_37 16.20
JPQ_14_18 14.26
JPQ_15_39 13.54
JPQ_15_46 8.01
JPQ_15_36 14.37
JPQ_14_15 12.39
JPQ_14_14 17.56
JPQ_14_12 18.53
JPQ_14_04 14.33
JPQ_14_10 6.92
JPQ_15_56 9.37
JPQ_14_11 14.18
JPQ_15_52 16.99
JPQ_15_34 13.86
JPQ_15_55 15.74
JPQ_15_57 15.97
JPQ_15_23 13.47
JPQ_14_16 13.79
JPQ_15_47 15.82
JPQ_15_27 17.40
JPQ_15_41 12.41
JPQ_14_17 16.42
JPQ_14_07 17.53
JPQ_14_05 8.02
JPQ_14_02 9.89
JPQ_14_09 6.96
JPQ_15_43 14.60
JPQ_15_51 13.44
JPQ_15_54 16.79
JPQ_15_58 15.67
JPQ_15_24 16.96
JPQ_15_25 16.73
JPQ_15_48 16.83
JPQ_15_26 17.99
JPQ_14_20 7.07
JPQ_15_49 13.74
JPQ_15_50 17.43
JPQ_15_53 17.48
JPQ_15_42 14.17
N 9338000

LEGEND

- DRILLHOLE NAME AND UNIT P2O5%
- BAYOVAR 12 CONCESSION

P2O5%

3.00% 6.00% 9.00% 12.00% 15.00% 18.00% 18.00% 25.00%

500 0 500 Metres 1000 1500 2000

SCALE 1:30,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE PHOSPHORITE BED | PH06
P2O5 GRADE ISOPLETH MAP

CONSULTANT

Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	JdW

PROJECT No. 1403556 | CONTROL | Rev. | FIGURE 14.5

IF THIS MEASUREMENT DOES NOT MATCH WHAT IS SHOWN, THE SHEET SIZE HAS BEEN MODIFIED FROM: ANSI B

Path: | File Name: PH06_P2O5_CT.ps

Golder recommends that additional close spaced drilling is required to improve the evaluation of close range variance and hopefully improve the variogram modelling. Golder recommends that the geostatistics be evaluated further once additional drilling and analytical data are available to determine if the results support a less conservative area of influence based classification for the Bayovar 12 Concession Mineral Resources.

The resultant areas of influence classification parameters used by Golder for the Bayovar 12 Concession Mineral Resource estimate are as follows:

▪

Measured Mineral Resources – 400 m spacing between points of observation

▪

Indicated Mineral Resources – 800 m spacing between points of observation

▪

Inferred Mineral Resources – 1,600 m spacing between points of observation

For the sake of brevity a representative Mineral Resource Classification map from the Bayovar 12 Mineral Resource estimate is presented in Figure 14.6, Representative Mineral Resource Classification Map; all additional Mineral Resource Classification maps, including coverage for all 13 phosphorite beds, are available on the Focus website (www.focusventuresltd.com) in a downloadable supplemental graphics package (pdf format) for the Bayovar 12 Concession Mineral Resource estimate.

14.4

Statement of Mineral Resources

A summary of the classified Mineral Resources for phosphorite beds PH01 through PH16 from the Focus Bayovar 12 Concession is presented in Table 14.3, Summary of Mineral Resources, Beds PH01 to PH16.

Table 14.3  Summary of Mineral Resources, Beds PH01 to PH16

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured (5%)	23.4	17.7	13.16
Indicated (64%)	277.1	209.5	13.04

Inferred (31%)	135.0	102.2	13.11
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

Estimated Mineral Resources on an individual phosphorite bed basis are presented in Table 14.4, Summary of Measured Mineral Resources, Beds PH01 to PH16, Table 14.5, Summary of Indicated Mineral Resources, Beds PH01 to PH16 and Table 14.6, Summary of Inferred Mineral Resources, Beds PH01 to PH16.

October 2015 Report No. 1411495-TR	122

N
E 534000
E 536000
E 538000
E 540000
N 9340000
N 9338000
N 9336000
N 9334000
LEGEND
BAYOVAR 12 CONCESSION
DRILLHOLE NAME
RESOURCE CATEGORIZATION POLYGONS
MEASURED RESOURCE (200M SPACING)
INDICATED RESOURCE (400M SPACING)
INFERRED RESOURCE (800M SPACING)
500 0 500 Metres 1000 1500 2000
SCALE 1:30,000

CLIENT
FOCUS VENTURES LTD.

PROJECT
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU

TITLE
REPRESENTATIVE MINERAL RESOURCE CLASSIFICATION
PHOSPHORITE BED | PH06

CONSULTANT

Golder Associates

YYYY-MM-DD	2015-09-30
PREPARED	JS
DESIGN	JS
REVIEW	JdW
APPROVED	JdW

PROJECT No.	CONTROL	Rev.	FIGURE
1411495			14.6

Table 14.4  Summary of Measured Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.53	964	1.5	1.1	14.5
PH02	0.92	1,666	2.9	2.3	12.0
PH03	0.53	973	1.5	1.1	19.8
PH04	0.38	692	1.1	0.8	16.3
PH05	0.53	957	1.5	1.1	9.4
PH06	0.64	1,169	1.9	1.5	14.0
PH07	0.68	1,241	1.9	1.4	10.5
PH08	0.43	782	1.0	0.7	12.7
PH09	0.49	889	1.3	1.0	13.4
PH10	0.41	742	1.0	0.8	10.6
PH11	0.37	679	1.1	0.8	15.4
PH12	0.49	888	1.4	1.1	15.6
PH13	1.03	1,882	3.1	2.4	13.8
PH14	0.27	489	0.8	0.6	10.4
PH15	0.32	377	0.6	0.4	9.2
PH16	0.28	517	0.8	0.6	8.1
All 16 Beds	0.62	14,906	23.4	17.7	13.2
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

October 2015 Report No. 1411495-TR	124

Table 14.5  Summary of Indicated Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.50	10,754	16.6	12.5	14.1
PH02	0.88	18,910	32.7	25.7	11.8
PH03	0.48	10,197	15.7	11.8	20.5
PH04	0.30	6,154	9.5	7.1	16.3
PH05	0.42	8,886	13.7	10.3	9.9
PH06	0.57	12,121	20.1	15.4	15.2
PH07	0.60	12,685	19.0	14.1	10.7
PH08	0.49	10,719	14.0	10.0	11.5
PH09	0.50	10,901	16.5	12.4	13.0
PH10	0.48	10,393	14.6	10.6	11.2
PH11	0.41	8,821	14.0	10.6	14.9
PH12	0.51	11,089	18.1	13.8	15.1
PH13	1.07	23,123	38.2	29.4	14.2
PH14	0.27	5,435	8.4	6.3	9.6
PH15	0.40	8,772	13.5	10.2	9.2
PH16	0.38	8,193	12.6	9.5	8.0
All 16 Beds	0.60	177,153	277.1	209.5	13.0
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

October 2015 Report No. 1411495-TR	125

Table 14.6  Summary of Inferred Mineral Resources, Beds PH01 to PH16

Phosphorite Bed	Vertical Thickness (m)	Volume (x 1000 m3)	Tonnes (Mt; wet)	Tonnes (Mt; dry)	P2O5 (wt.%)
PH01	0.50	5,593	8.6	6.5	14.2
PH02	0.87	9,164	15.9	12.5	11.8
PH03	0.47	5,030	7.7	5.8	20.5
PH04	0.31	3,460	5.3	4.0	16.5
PH05	0.41	4,292	6.6	5.0	9.9
PH06	0.56	5,796	9.6	7.4	15.3
PH07	0.57	5,552	8.3	6.2	10.8
PH08	0.45	3,790	5.0	3.5	11.6
PH09	0.50	5,399	8.2	6.1	13.0
PH10	0.46	4,571	6.4	4.7	11.4
PH11	0.40	4,183	6.7	5.0	14.9
PH12	0.50	5,270	8.6	6.5	15.1
PH13	1.07	11,820	19.5	15.0	14.2
PH14	0.28	3,502	5.4	4.1	9.5
PH15	0.42	5,297	8.2	6.1	9.3
PH16	0.36	3,297	5.1	3.8	8.1
All 16 Beds	0.60	86,016	135.0	102.2	13.1
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

October 2015 Report No. 1411495-TR	126

As a result of the area of influence classification parameters applied and the 800 m nominal spacing of drill holes across most of the drill coverage, the bulk of the classified mineral Resources fall within the Indicated and Inferred mineral resource categories.  A small area of Measured Mineral Resources was classified in the area of the 400 m spaced infill drilling.  Additional infill drilling to 400 m spacing between drill holes will be required for the estimation of additional Measured Mineral Resources under the current Mineral Resource classification parameters.

The mean grades of individual phosphorite beds vary from 20.46 wt.% P2O5 (PH03) to 8.02 wt.% P2O5 (PH16). Significantly, the phosphorite beds closest to surface (PH02 through PH04) comprise some of the best widths and highest grades, for example phosphorite bed PH03 (20.46 wt.% P2O5) and PH04 (16.31 wt.% P2O5). A summary of the classified Mineral Resources for phosphorite beds PH02 through PH06 is presented in Table 14.7, Summary of Mineral Resources, Beds PH02 to PH06.

Table 14.7  Summary of Mineral Resources, Beds PH02 to PH06

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	8.9	6.8	13.8
Indicated	91.7	70.3	14.2

Inferred	45.2	34.6	14.3
Note:	Mt = million tonnes No minimum thickness, grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

The slight decrease in the average resource grade compared to some of the drill sections is due to the use of slightly wider bed thicknesses for some of the narrower beds in the resource calculation.

The final mining grade will ultimately be a function of several aspects including pit location, mining plan, metallurgical process route and plant design.

14.5

Reasonable Prospects for Extraction

A basic assumption of this technical report is that the estimated phosphate Mineral Resources for the Bayovar 12 Concession has a reasonable prospect for development and extraction under existing circumstances and assuming a reasonable outlook for all modifying factors that may materially affect the Mineral Resource estimates.

Although the Bayovar 12 Concession phosphate Mineral Resources are believed to have a reasonable expectation of being extracted economically, they are not Mineral Reserves.  Estimation of Mineral Reserves requires additional modifying factors studies performed to a minimum of a PFS level; mine planning, processing, environmental, economic, marketing and other modifying factors studies that will provide further insight into prospects for development and extraction of the Mineral Resource have not been completed to a minimum PFS level of study to date.

October 2015 Report No. 1411495-TR	127

Golder performed two high level minimum mining thickness evaluations for the resource estimates to evaluate the potential for extraction using potential mining methods (surface miners or truck and shovel).  The first case used a 0.3 m minimum mining thickness and the second case used a 0.4 m minimum mining thickness.

The results, presented in Table 14.8, Summary of Mineral Resources with 0.3 m Minimum Mining Thickness, Beds PH01 to PH16 and Table 14.9, Summary of Mineral Resources with 0.4 m Minimum Mining Thickness, Beds PH01 to PH16, indicate relatively minor reductions in tonnes and grade relative to the in-situ estimates.  The estimates presented in these tables are not Mineral Reserves and are simply provided as an evaluation of reasonable prospects for extraction

Table 14.8  Summary of Mineral Resources with 0.3 m Minimum Mining Thickness, Beds PH01 to PH16

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	21.4	16.2	13.2
Indicated	256.6	194.2	13.1

Inferred	123.2	93.4	13.2
Note:	Mt = million tonnes 0.3 m minimum thickness applied, No grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

Table 14.9  Summary of Mineral Resources with 0.4 m Minimum Mining Thickness, Beds PH01 to PH16

Category	Tonnes (Mt; wet )	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	19.1	14.5	13.2
Indicated	227.1	172.1	13.0

Inferred	107.2	81.4	13.1
Note:	Mt = million tonnes 0.4 m minimum thickness applied, No grade cut-off or other mining parameters applied Phosphorite bed specific wet and dry relative densities used for tonnage calculations

The assumption of reasonable prospects for development and extraction of the Bayovar 12 Concession phosphate Mineral Resource is based primarily on analogous phosphate production and advanced level studies on adjacent and contiguous concessions of the same Bayovar-Sechura Phosphate Deposit.  The activities on adjacent concessions include the currently producing Vale Miski Mayo phosphate mine, the currently producing Fosyeiki phosphate operation and the advanced stage studies on the FOSPAC Bayovar 9 Concession.

October 2015 Report No. 1411495-TR	128

ITEM 15

MINERAL RESERVE ESTIMATES

There are no current Mineral Reserve Estimates for the Bayovar 12 Project reported in this technical report.

October 2015 Report No. 1411495-TR	129

ITEM 16

MINING METHODS

Not applicable to this technical report.

October 2015 Report No. 1411495-TR	130

ITEM 17

RECOVERY METHODS

Not applicable to this technical report.

October 2015 Report No. 1411495-TR	131

ITEM 18

PROJECT INFRASTRUCTURE

Detailed infrastructure and facilities studies have commenced as part of the current PFS but have not been completed to date for the Bayovar 12 project.  It is expected that given the current foot print of the mineral resource and the overall Focus concession limits, there would be sufficient surface rights for potential mining operations, potential tailings storage areas, potential waste disposal areas and potential processing plant facilities.  Likewise, it is anticipated that there would be sufficient site access, power and water to support the potential Focus operations on the Bayovar 12 Concession.

The Bayovar 12 Concession is accessible year round via a series of multi-lane sealed roads and highways.  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property.  A network of un-maintained drill roads and access roads for minor surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.

Travel time from Piura to the Bayovar 12 Concession is approximately 1.5 hours by car via the Pan-American Highway.  Piura is serviced by a modern domestic airport with commercial daily service to Lima and other airports in the region.  Air travel flying time from Piura to Lima is approximately 1.5 hours.

The concession is also located 40 km inland by paved road from the JPQ marine port facility near the fishing village of Puerto Rico, located in Sechura Bay on the pacific coast.  Water depth adjacent to the jetty at the JPQ port facility is approximately 8 m, currently allowing for loading of 24,0000 DWT capacity vessels.  The JPQ port facility is situated adjacent to the Vale port facility where phosphate from Vale’s Miski Mayo operation (Bayovar Mine) is loaded for shipping.

Power transmission lines for the Vale Miksi Mayo Bayovar Mine also transect the northwest corner of the Focus Bayovar 12 property (Figure 5.3, Regional Access).  An easement for power transmission lines to the FOSPAC property also transects the northwest corner of the Bayovar 12 property.

October 2015 Report No. 1411495-TR	132

ITEM 19

MARKET STUDIES AND CONTRACTS

Not applicable to this technical report.

October 2015 Report No. 1411495-TR	133

ITEM 20

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Detailed environmental, permitting, social and community impact studies have commenced as part of the current PFS but have not been completed to date for the Bayovar 12 project.  Focus has worked with the local communities to keep them informed of proposed activities on the concession and as of the effective date of this technical report the local communities had signed off on all exploration drilling permit applications for the Bayovar 12 Concession.

October 2015 Report No. 1411495-TR	134

ITEM 21

CAPITAL AND OPERATING COSTS

Not applicable to this technical report.

October 2015 Report No. 1411495-TR	135

ITEM 22

ECONOMIC ANALYSIS

Not applicable to this technical report.

October 2015 Report No. 1411495-TR	136

ITEM 23

ADJACENT PROPERTIES

The Bayovar-Sechura phosphate deposit is host to a number of phosphate operations and projects (see Figure 23.1, Adjacent Properties Map) in various stages of the development cycle including:

i)

Current Producers:

a.

Vale – Miski Mayo Bayovar Mine

b.

Fosyeiki Mine

ii)

Feasibility Studies/ Detailed Design:

a.

FOSPAC (Cementos Pacasmayo / Mitsubishi / Zuari)

iii)

Exploration/ Preliminary Economic Assessment/ Pre-Feasibility Studies

a.

Focus Ventures

b.

GrowMax/Americas Potash Peru

The two most significant operations or projects in the area are Vale's Bayovar Mine and the FOSPAC Bayovar 9 Concession Project (completed Feasibility Study in 2014).

Vale’s currently producing Bayovar Mine located on the Bayovar 2 concession, 15 km west of the Focus Bayovar 12 Concession, is one of the largest phosphate deposits in South America. Vale sold minority stakes in the project to Mosaic (35%) and Mitsui (25%) for $660,000,000 in 2010 (Vale 2010 Annual Report).

FOSPAC (Cementos Pacasmayo / Mitsubishi / Zuari) is developing a phosphate deposit on the Bayovar 9 concession, located immediately west of the Focus Bayovar 12 Concession and north of the Vale Bayovar Mine. FOSPAC completed a Feasibility Study on the project in early 2014.  The project contemplates a mine life of 20 years based on 130 Mt (dry-density) of measured and indicated resources grading 17.5 wt.% P2O5 (FOSPAC Environmental Impact Assessment Report, October 2013).

Fosyeiki operates a small open pit phosphate mining operation on a narrow Concession between the Vale and FOSPAC concessions (approximately 200 m wide by 2,000 m long) located to the southwest of the Focus Bayovar 12 Concession.  The operation includes stripping of overburden and mining of the PH01 PH02 and PH03 phosphorite beds by dozer and excavator.  Basic processing is performed on site using a coal fired dryer that removes the moisture and some of the fines, resulting in a slight P2O5 product grade increase, prior to being bagged and sold as a direct application fertilizer in the domestic Peruvian market as well as abroad.

The GrowMax/ Americas Potash Peru project includes three concessions (Bayovar 6, Bayovar 7 and Bayovar 8) situated to the north of the Focus Bayovar 12 Concession.  GrowMax released an initial NI 43-101 phosphate Mineral Resource technical report on the project in April 2015.  GrowMax is currently conducting additional phosphate and potash exploration and evaluation activity on their three Bayovar concessions.

October 2015 Report No. 1411495-TR	137

SECHURA BAY
Ciudad del Pescador
BAYOVAR 116
BAYOVAR 117
BAYOVAR Nº 5
BAYOVAR Nº 6
AMERICAS POTASH PERU S.A.
BAYOVAR Nº 4
CEMENTOS PACASMAYO S.A.A.
SECHURA 2
BAYOVAR143
VIRRILA 8
BAYOVAR 2012-5
BAYOVAR Nº 3
BAYOVAR Nº 7
BAYOVAR Nº 8
KYLIE 1
KYLIE 2
NUEVO BAYOVAR 12
NUEVO BAYOVAR 11
NUEVO BAYOVAR 10
NUEVO BAYOVAR 09
NUEVO BAYOVAR 08
VIENTO 2014-1
VIENTO 2014-2
BELIZARIO D
BELIZARIO E
BELIZARIO F
DUNA 2011
BAYOVAR 37
BAYOVAR 34
BAYOVAR 35
BAYOVAR 36
VIRRILA 10
VIRRILA 11
VIRRILA 12
VIRRILA 23
VIRRILA 6
VIRRILA 9
VIRRILA 3
VIRRILA 15
VIRRILA 19
VIRRILA 13
VIRRILA 14
VIRRILA 16
VIRRILA 20
VIRRILA 7
VIRRILA 17
VIRRILA 21
VIRRILA 4
VIRRILA 18
VIRRILA 22
BAYOVAR Nº 1
FOSFATOS DEL PACIFICO S.A BAYOVAR Nº 9
Fosfatos del Pacifico
BAYOVAR 139
BAYOVAR Nº 10
BAYOVAR 135
JUAN PAULO QUAY S.A.C BAYOVAR Nº 12
Agrifos
VALE17
LA ODISEA
ARCO IRIS IV
ARCO IRIS III
Arco Iris
Yuriko
FOSYEIKI 8
YURIKO 3
LOBOS 65
LOBOS 48
LOBOS 47
LOBOS 6
LOBOS 7
LOBOS 10
BAYOVAR 76
VALE18
LOBOS 8
LOBOS 9
BAYOVAR 77
BAYOVAR 44
BAYOVAR 45
BAYOVAR 46
COMPAÑIA MINERA MISKI MAYO S.A.C.
BAYOVAR Nº 2
BAYOVAR I Y BAYOVAR II
Bayovar
BAYOVAR Nº 13
SYS I
LOBOS 50
LOBOS 11
LOBOS 12
BAYOVAR 79
BAYOVAR 78
KYLIE 3 MARIA DEL MILAGRO HUAMAN LU
LOBOS 13
LOBOS 16
LOBOS 17
LOBOS 18
VALE19
LOBOS 14
BAYOVAR 80
BAYOVAR 81
LOBOS 51 SALMUERAS SUDAMERICANAS S.A.
LOBOS 15
LOBOS 19
SAN MARTIN 2009
VALE20
KYLIE 5
LAS MARIAS
ÑAMUC 1
LOBOS 21
LOBOS 20
EL TABLAZO 71
BAYOVAR Nº 18
ANDREA I 2010
ARCA 9
LOBOS 23
LOBOS 22
BAYOVAR 82
VALE21
VALE35
BAYOVAR Nº 16
ARCA 5
MALDO 3
BAYOVAR 85
BAYOVAR 84
BAYOVAR 83
VALE22
SYS III
LOBOS 53
LOBOS 1
LOBOS 26
LOBOS 27
LOBOS 29
LOBOS 25
BAYOVAR 89
BAYOVAR 88
BAYOVAR 86
KYLIE 6
VALE23
VALE34
LOBOS 34
LOBOS 4
LOBOS 28
BAYOVAR 87
VALE24
VALE33
505507
525507
545507
565507
9356719
9336719
N

LEGEND

- Bayovar 12 Claims

Mineral Concessions

- OTHER CONCESSION
- AMERICAS POTASH PERU S.A.
- CEMENTOS PACASMAYO S.A.A.
- COMPAÑIA MINERA MISKI MAYO S.A.C.
- COMPAÑIA MINERA MISKI MAYO S.R.L.
- FOSFATOS DEL PACIFICO S.A
- FOSYEIKI S.A.C.
- JUAN PAULO QUAY S.A.C
- SALMUERAS SUDAMERICANAS S.A.
- Phosphate Occurences
- Pan-American Highway
- Primary Road
- Secondary Road

REFERENCE

PERU INSTITUTO GEOLOGICO MINERO Y METALURGICO
HTTP://WWW.INGEMMET.GOB.PE/FORM/INICIO.ASPX
DATUM: WGS84 PROJECTION: UTM ZONE 17S

5 0 5 10
Kilometers
SCALE 1:200,000 METRES

PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD. BAYOVAR 12 PHOSPHATE PROJECT PIURA REGION, PERU

TITLE
ADJACENT PROPERTIES MAP

Golder Associates

PROJECT		1411495	FILE No.	
DESIGN	JS	29 Sep. 2015	SCALE AS SHOWN	REV. 0
GIS	JS	29 Sep. 2015	FIGURE: 23.1	
CHECK	JdW	30 Sep. 2015		
REVIEW	JdW	30 Sep. 2015		

G:\1411495 Focus PEA\GIS\MapFiles\Fig23.1_Focus_RegionalConcessionMap_ANSI_B_11x17_Landscape_(SL).mxd

ITEM 24

OTHER RELEVANT DATA AND INFORMATION

There is no other information relevant to this technical report.

October 2015 Report No. 1411495-TR	139

ITEM 25

INTERPRETATION AND CONCLUSIONS

The following key conclusions can be made from this technical report:

▪

Golder reviewed the procedures and methodology used for the collection of data and observations and found them to be properly documented and applied and it is Golder’s opinion that the procedures and methodology meet industry standards;

▪

Golder reviewed all geological and analytical base data and observations and independently verified interpretive geology, including unit roof and floor picks and correlations, and is confident the geological database is free of errors or omissions and is appropriate for use in geological modelling and Mineral Resource estimation;

▪

The data and observations from the Focus Phase 1 and Phase 2 exploration programs were the sole source of exploration data included in the modelling database used for developing the geological model and resultant phosphate mineral resource estimate;

▪

The validated modelling database contained 62 drill holes totaling 5,971 m of HQ core and 6,980 analytical samples (4,494  diatomite bed samples and 2,845  phosphorite bed samples) covering the entire diatomite and phosphorite bed sequence in all 62 drill holes;

▪

The relative density data from the 2014 Focus exploration drilling program was deemed not reliable for use in geological modelling and Mineral Resource estimation due to issues with sample processing and handling that resulted in moisture loss.  To facilitate the conversion of modelled volumes to tonnes Golder applied a global default relative density of 1.25 g/cm3 (dry basis) for all modelled phosphorite and diatomite beds;

▪

Drilling was completed on nominal 800 m centres, with localized 400 m centres.  The drilling covered approximately 27.36 km2 (2,736 Ha) of the total 125.75 km2 (12,575 Ha) of the Bayovar 12 Concession. The Phase 1 drilling program concentrated on the western portion of the Bayovar 12 Concession while the Phase 2 drilling program expanded the drill coverage eastward as well as infilling some areas of the Phase 1 drilling.  As of the effective date of this technical report, a significant portion of the concession remained undrilled;

▪

All drill holes were collared as vertical and given the subhorizontal orientation of the stratigraphy, all drill hole unit thicknesses are representative of true thickness;

▪

The final geological model includes 16 phosphorite beds and 16 diatomite beds as well as 6 overburden units and 1 underburden unit.;

▪

The modeled phosphorite beds are continuing in all directions outside of the extents of the Phase 1 and Phase 2 exploration program drilling area;

▪

Golder has applied the following area of influence resource classification parameters:

▪

Measured Mineral Resources – 400 m spacing between points of observation;

▪

Indicated Mineral Resources – 800 m spacing between points of observation;

October 2015 Report No. 1411495-TR	140

▪

Inferred Mineral Resources – 1,600 m spacing between points of observation.

▪

As a result of the area of influence classification parameters applied and the 800 m nominal spacing of drill holes across most of the drill coverage, the bulk of the classified mineral Resources fall within the Indicated and Inferred mineral resource categories.  A small area of Measured Mineral Resources was classified in the area of the 400 m spaced infill drilling.  Additional infill drilling to 400 m spacing between drill holes will be required for the estimation of additional Measured Mineral Resources under the current Mineral Resource classification parameters;

▪

Golder has estimated an in situ (no grade cut-off or other mining parameters applied) phosphate Measured Mineral Resource of 17.7 Mt (dry density) at 13.16 wt.% P2O5, an Indicated Mineral Resource of 277.1 Mt (dry density) at 13.04 wt.% P2O5 and an inferred Mineral Resource of 135.0 Mt (dry density) at 13.11 wt.% P2O5.  This reflects an increase in both tonnes and grade compared to the previously reported Mineral Resource estimate for the project.

▪

Resource estimates were reported as in situ tonnage and were not adjusted for mining losses or mining recovery; and,

▪

This technical report does not include an estimate of Mineral Reserves.

October 2015 Report No. 1411495-TR	141

ITEM 26

RECOMMENDATIONS

The 2014 Focus exploration program was successful in achieving the goals of phosphate mineralization evaluation and initial resource delineation.  In order to advance the project and expand the potential Mineral Resources for the project Golder recommends the following:

▪

Proceed with additional exploration drilling on 800 m centres to extend coverage to the east as well as to the lease boundary limits in the western portion;

▪

Perform a targeted geostatistical drilling and analytical program designed to evaluate short range variability in grade and thickness and to improve the database for statistical and geostatistical analyses. Golder recommends that one 800 by 800 m block be drilled off in a cross pattern of 50 to 100 m spaced holes. Golder recommends that the geostatistics be evaluated further once additional drilling and analytical data are available to determine if the results support a less conservative area of influence based classification for the Bayovar 12 Concession Mineral Resources.

▪

 Infill drilling within the Phase 1 and Phase 2 exploration drilling areas once the geostatistical drilling and modelling is completed and measured classification distances are confirmed for the purpose of upgrading the mineral resources from indicated and inferred categories into the measured category;

▪

Perform trial down-hole geophysical surveys for evaluation of potential quantitative identification of phosphorite beds for sampling;

▪

Continue to collect additional relative density and moisture analytical data for all phosphorite and diatomite beds to improve the calculated relative density values used in converting estimated volumes to tonnes;

▪

Update the geological model and Mineral Resource Estimates based on data and observations from any additional drilling and analytical work;

▪

Complete the ongoing PFS level modifying factors studies including but not limited to:

▪

mine design and scheduling;

▪

geotechnical (pit stability, waste dump and tailings);

▪

hydrogeology;

▪

hydrology;

▪

environmental;

▪

beneficiation and recovery;

▪

infrastructure and utilities;

▪

market analysis; and,

▪

economic analysis.

▪

Estimate Phosphate Ore Reserves as part of the ongoing PFS;

October 2015 Report No. 1411495-TR	142

▪

Update NI 43-101 Technical Report with the results of any additional exploration program results, modifying factors studies and Ore Reserve estimates as part of the ongoing PFS.

The estimated budget to carry out the recommended work is summarized in Table 26.1, Estimated Budget for Recommended Additional Work.

Table 26.1  Estimated Budget for Recommended Additional Work

Recommended Additional Work Tasks	Cost Estimate (US$)
Targeted geostatistical drilling & analyses (1,800 m)	US$ 330,000
Additional resource definition drilling (Indicated & Measured categories) & analyses (up to 4,000 m)	US$ 600,000
Pre-Feasibility Study (including PEA level work already completed, modifying factors studies and estimation of Mineral Reserves)	US$ 1,800,000
Total	US$ 2,730,000

October 2015 Report No. 1411495-TR	143

ITEM 27

REFERENCES

Bech, J., Suarez, M., Reverter, F., Tume, P., Sánchez, P., Bech, J. and Lansac, A. 2009.  Selenium and other trace elements in phosphate rock of Bayovar–Sechura (Peru).  Journal of Geochemical Exploration. Online Article.  10 p.

Cheney, T.M., McClellan, G.H., and Montgomery, E.S. 1979.  Sechura Phosphate Deposits, Their Stratigraphy, Origin and Composition.  Economic Geology, v.74, pp. 232-259.

CIM. 2010.  Cim Definition Standards - for Mineral Resources and Mineral Reserves.  CIM Standing Committee on Reserve Definitions.  10 p.

CIM. 2003.  Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.  55 p.

CIM. 2000.  Exploration Best Practices Guidelines.  3 p.

Cohen, K.M., Finney, S.C., Gibbard, P.L. and Fan, J.-X. 2013  updated 2014. The ICS International Chronostratigraphic Chart. Episodes 36: 199-204.

Cueva, A.L., 2015. Title Opinion Document prepared on behalf of Agrifos Peru S.A.C. by Asociado A Baker & McKenzie International  February 9, 2015, Lima, Peru.

Focus Ventures Ltd. 2014.  Bayovar 12 Project Drill Procedure and Sampling Manual. 19 p.

Focus Ventures Ltd. 2014.  Focus Delivers Initial Resource Estimate for Bayovar 12, Peru.  News release, issued September 8, 2014. www.focusventuresltd.com.

Follmi, K.B. 1996.  The phosphorus cycle, phosphogenesis and marine phosphate-rich deposits. Earth Science Reviews, v 40, pp. 55-124.

Froelich, P.N, Arthur, M.A, Burnett, W.C, Deakin, M, Hensley, V, Jahnke, R, Kaul, L., Kim, K.-H., Roe, K.,  Soutar, A. and Vathakanon, C.  1988.  Early diagenesis of organic matter in Peru continental margin sediments: Phosphorite precipitation.

Garrison, R.E. 1992.  Neogene phosphogenesis along the eastern margin of the Pacific Ocean.  Revisia Geologica de Chile, vol 19, pp.91-111.

McClellan, G.H. 1989.  Geology of the phosphate deposits at Sechura, Peru. in Phosphate deposits of the world, Volume 2 Phosphate rock resources.  Edited by Notholt, A.J.G., Sheldon, R.P. and Davidson, D.F.  Cambridge University Press. 566 p.

Mosier, D.L..  1992. Descriptive model of upwelling type phosphate deposits, Model 34c.  in US Geological Survey Bulletin 1693, Mineral Deposit Models.  Edited by Cox, D.P. and Singer, D.A.  pp. 234-236.

Simandl, G.J., Paradis, S. and Fajber, R. 2011. Sedimentary Phosphate Deposits Mineral Deposit Profile F07. in British Columbia Geological Survey, Geological Fieldwork 2011, Paper 2012-1, pp. 217-222

October 2015 Report No. 1411495-TR	144

CONSENT OF QUALIFIED PERSON

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects

("NI 43-101")

To:

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

I, Jerry DeWolfe, P.Geo., consent to the public filing of the technical report titled Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru, and dated effective September 10, 2015 (the "Technical Report') by Focus Ventures Ltd. (the "Issuer").

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on August 19, 2015.

I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on October 5, 2015. Jerry DeWolfe (signed by) _____________________________ Jerry DeWolfe, P.Geo. Senior Geological Consultant Golder Associates Ltd.

Golder Associates Ltd.

102, 2535 - 3rd Avenue S.E., Calgary, Alberta, Canada T2A 7W5

Tel: +1 (403) 299 5600 Fax: +1 (403) 299 5606 www.golder.com

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Golder, Golder Associates and the GA globe design are trademarks of Golder Associates Corporation.

CERTIFICATE OF QUALIFIED PERSON

As the qualified person responsible for preparing the technical report entitled Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru, dated October 5, 2015, with an effective date of September 10, 2015 and prepared for Focus Ventures Ltd., I, Jerry DeWolfe, P. Geo., do hereby certify that:

a)

I am a Senior Geologic Consultant at:

Golder Associates Ltd.

102, 2535 3rd Avenue S.E., Calgary, Alberta, Canada T2A 7W5

b)

I am a member in good standing of the following professional associations:

¢

Association of Professional Engineers and Geoscientists of Alberta (APEGA)

¢

Association of Professional Engineers and Geoscientists of British Columbia (APEGBC)

¢

Association of Professional Geoscientists of Ontario (APGO).

c)

I graduated with a Bachelor of Science with Honours in Geology, from Saint Mary's University, Halifax, Nova Scotia, Canada, in 2000. I graduated with a Masters of Science in Geology, from Laurentian University, Sudbury, Ontario, Canada, in 2006.

I have worked as a geologist for 15 years. My experience has focused on exploration, mine geology and resource estimation of phosphate, coal, oil shale and other stratigraphically controlled deposits, base metals deposits and precious metals deposits.

As a result of my education, professional qualifications, and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)

I completed a personal inspection of the Bayovar 12 Concession property that is the subject of the technical report from July 2 to July 5, 2014.

e)

I am responsible for preparation of all items included in this technical report.

f)

I am independent of the issuer, Focus Ventures Ltd. in accordance with the guidelines and requirements presented in Section 1.5 of National Instrument 43-101.

g)

I served as the Golder Associates Ltd. Qualified Person during the preparation of the initial NI 43-101 technical report titled NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Piura Region, Peru, dated October 23, 2014, with an effective date of August 31, 2014. Additionally, I served as the Golder Associates Ltd. senior resource geologist during the preparation of the field program methodology and guidelines that were prepared collaboratively by Focus Ventures Ltd. and Golder Associates Ltd.; I have had no other prior involvement with the project.

h)

I have read National Instrument 43-101, Form 43-101F1 and the Companion Policy 43-101CP, and this technical report has been prepared in compliance with the guidelines presented in NI43-101, Form 43101F1 and 43-101CP.

i)

As of the effective date of this technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Calgary this October 5, 2015.

Jerry DeWolfe (signed by) ____________________________ Signature of Qualified Person Jerry DeWolfe, P. Geo. ____________________________ Print name of Qualified Person

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